CoStar GROUP®

This is just the beginning.



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2011 ANNUAL REPORT

2011 was an extraordinary year for CoStar. We achieved record growth, ***reached new financial heights,*** *launched game-changing new technology initiatives, and are* ***reaping the benefits from the investments we have made*** *since our initial public offering in 1998.*

$252 MILLION
ANNUAL REVENUE

93%
RENEWAL RATE

9 CONSECUTIVE QUARTERS of RECORD REVENUE

93,396
PAYING SUBSCRIBERS

This is just the **beginning.**



ANDREW C. FLORANCE
PRESIDENT & CHIEF EXECUTIVE OFFICER, COSTAR GROUP, INC.

Dear Shareholders:

Innovation, a passion for excellence and providing our customers with exceptional value—these are the core values that drive us at CoStar. Throughout our history we have been the leaders in imagining and creating a platform that empowers commercial real estate professionals to excel, whether they are buying or selling a property, representing a tenant, leasing a space, valuing an asset, underwriting a loan or managing a diverse portfolio. Over the past 25 years, we have transformed the information and analytics business for commercial real estate by anticipating our customers' needs and exceeding their expectations.

2011 was no exception. Quite simply, it was our best year so far. In 2011:

- We launched CoStarGo®, a revolutionary mobile iPad application that is changing the way individuals access CoStar's data and analytics in the field and interact with their customers.
- We passed the quarter-billion-dollar mark in revenues, achieved $57 million in adjusted EBITDA, grew individual subscribers to 93,396 which is the most in our history and saw our renewal rate climb to 93% which is near our all-time high.
- We reached an agreement to acquire LoopNet, Inc., the leading online marketing platform for commercial real estate, and completed the acquisition of Virtual Premise, a SaaS-based company providing lease management solutions and services to large national corporations and retailers.
- We raised $248 million in an equity offering which is expected to be used for the acquisition of LoopNet and established a $225 million credit facility to help fund the transaction and for general corporate purposes.


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PREMIER PROPERTY
235 Montgomery St
The Russ Building
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500,000 SF Bldg Blt 1927 Rnv 1979
320-12,478 SF Avail@$33.24/SF/Yr
PREMIER PROPERTY
50 California St
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687,574 SF Bldg Blt 1972 Rnv 1997
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- We completed the sale-leaseback of our headquarters building in Washington, DC, at a sale price of $60 million above our original purchase price, one year after buying the building. CoStar information and analytics enabled us to identify this huge opportunity. What better way to demonstrate the power of our products?

- We integrated CoStar's comprehensive and granular data with PPR, our analytics and forecasting subsidiary. With the best data in the industry, we believe our team of 60 professionals provides our clients with forecasting and analytics that are unmatched in the industry.

- We introduced the CoStar Five-Star Building Rating System, an advanced rating system that rates all property types on consistent, objective criteria and provides more detail in comparing property assets across markets. We believe this new system will allow national tenants to make decisions more efficiently and will enable owners and investors to better analyze market movements and investment opportunities.

COSTARGO: CREATING A SEA CHANGE

In August 2011, we launched CoStarGo, our revolutionary new iPad app that puts our industry-leading information into a mobile platform and in the field where our clients need it most. CoStarGo integrates information from our comprehensive property, tenant and comparable sales database into a powerful but simple app on the iPad. We believe we have developed a tool that is creating a sea change in how commercial real estate professionals access data and interact with their clients. Our customers tell us CoStarGo is empowering them to be more productive when they are away from the office and enabling them to be much more responsive to their clients.

CoStarGo was released in the middle of the third quarter following a 34-city tour to introduce our new app to approximately 3,000 of the most active and influential commercial real estate brokers in the United States. In the fourth quarter, we implemented an aggressive marketing campaign consisting of direct mail, email, print and online advertising, and social media. At the same time, our salespeople conducted over 4,500 demos and trainings.

CoStarGo was directly responsible for nearly $5 million in annualized sales in 2011, even though it was only released in mid-August. CoStarGo is proving to be a key driver of sales, both to prospects and existing subscribers upgrading their subscriptions to take advantage of the mobile app.

Since the launch of CoStarGo, we have added over 1,600 enhancements and we will continue to make additional updates on a regular basis with new features that we expect will make CoStarGo an even more effective tool for the commercial real estate professional. Almost 10,000 clients have downloaded the app and logged in. Many new CoStarGo users are top producers and senior brokers who may not have spent much time performing their own research on their desktop or laptop computer, but find the mobile product essential and easy-to-use. We believe this will continue to contribute positively to higher customer retention.

CoStarGo is also increasing usage of our desktop products. Since the launch, we have seen a 20% increase in usage of our web products. More than 1,300 clients who had never used our web products began using CoStarGo when it became available, and 57% of these new users also started using the web product.

ACQUISITION ACTIVITY: LOOPNET AND VIRTUAL PREMISE

Acquisitions are a part of our overall growth strategy. Our objective is to acquire quality companies that are leaders and innovators in their area of expertise.

In April 2011, we announced our agreement to acquire LoopNet, Inc., for $860 million. LoopNet is the leader in marketing commercial real estate on the internet. We believe this proposed acquisition would be a very positive combination for CoStar because it brings together two industry-leading, complementary and innovative companies that can better serve the industry and provide excellent cross-selling opportunities, efficiencies and cost savings.

Together, we expect CoStar and LoopNet to form the premier online resource for researching, analyzing and marketing commercial real estate properties. We believe the two companies' complementary services would provide unrivaled comprehensive market coverage, deliver enhanced research, analysis and marketing options, and offer greater efficiencies for customers. The combination is expected to improve transparency with better products that are higher quality and more accurate, increase efficiency for brokers and lead to greater innovation in the commercial real estate industry.

*Virtual Premise software manages almost **$1 billion in rent payments** per month.*

*LoopNet is the most heavily trafficked website in commercial real estate with **3 million unique visitors** per month.*

In October 2011, we completed the acquisition of Virtual Premise, a leading provider of lease management tools. Clients use Virtual Premise's SaaS-based products to increase the efficiency of real estate management processes, reduce occupancy costs and improve utilization of real estate assets. Virtual Premise's lease administration module helps clients manage and monitor their lease expirations, rental payments, renewal options and transactions.

By matching CoStar's strong information and product design capabilities with Virtual Premise's lease management products, we believe we can bring significant value to our combined client base and create another strong platform for growth.

CoStar Fusion™

We are developing a ***single platform that incorporates information, marketing and analytics.*** *This will be offered as a premium subscription product for institutional users such as banks and owners.*

2012 AND BEYOND

We are dedicated to providing all of the participants involved with commercial real estate a unique, robust and fully-integrated platform in which they can easily access data, analytics and marketing. This access has to be fluid which means it has to be seamless at the desktop, portable to take on the road in a laptop, and available in a tablet for ultimate mobility.

The commercial real estate landscape is full of companies that provide a product or service in isolation. These islands rarely "talk" to one another, which for the user creates inefficiency, wastes a lot of time and in the end increases costs.

We have proved that combining multiple products into one vehicle in a seamless, fully integrated way can have powerful results. CoStarGo is a perfect example. CoStarGo combines each of the components of the CoStar Suite®: Property Professional®, COMPS® and Tenant® into one easy-to-use application. From that single platform, we are able to add other modules to work in a fully integrated manner. CoStar's Five Star Building Rating System is a module we added to CoStarGo and it is one of the most popular search criteria used for custom searches.

We plan to add other modules to that platform such as Lease DCF™, Lease COMPS™ and analytics from PPR and Resolve.

Why is integration so important? Consider a large company with thousands of leases that uses the lease management program offered by our recently acquired company Virtual Premise to track all of their leases, which is a very valuable tool. As part of a CoStar integrated system, that company would be able to not only keep track of its leases but once a lease is expiring, it would be able to analyze market opportunities and trends in order to identify new potential properties to lease or decide to renew in the existing space. All in one session.

Throughout 2012 and 2013 we expect to:

- Refresh the design and functionality of our internet products and particularly CoStar Suite.
- Roll out modules of tools and services such as Lease DCF™, Lease COMPS™, and CoStar TOUR™, a complementary iPad app to CoStarGo.

The combination of all of the modules throughout 2012 and 2013 would form CoStar Fusion™. We expect CoStar Fusion to be a premium product that we believe could become a significant revenue driver for CoStar in 2013.

We plan to continue to make significant strides with CoStarGo, along with other new software product initiatives for 2012 which we believe have equally high potential.

In the United Kingdom, we plan to integrate our UK sales, research, fulfillment processes and data into our more powerful US back-end software systems. In addition, we expect to complete and release CoStarGo in the UK in 2012 and CoStar Suite after that.

We believe we will see a solid revenue uplift from this investment in the UK and our initiatives will be a significant upgrade for the UK commercial real estate market, giving those professionals access to comprehensive information that has not previously been available. This represents a giant leap forward in technology for the UK commercial real estate market.



We plan to actively engage in the integration of LoopNet and Virtual Premise as we look to capture the synergies we believe these combinations offer and to continue to deliver the most comprehensive information and analytics platform to the industry.

CONCLUSION

We are extremely proud of our performance in 2011. Our business is hitting on all cylinders as the investments we've made in our database, analytics and product development are paying off. The talented team we have assembled at CoStar continues to perform with great skill and imagination, always seeking to delight our customers by anticipating their needs and delivering high quality products and services.

I am very pleased that our clients are favorably responding to CoStar's products and services, as evidenced by our record revenue, high renewal rates and record level of individual subscribers. It is our goal at CoStar to continue to bring innovative and valuable products to the commercial real estate industry.

Yet, we believe we are only scratching the surface. We estimate our current market penetration is less than 20% of the potential users of commercial real estate information products in the United States, leaving a lot of runway still ahead of us. We believe our software solutions will allow us to better service market segments like banks, owners and real estate investors.

The commercial real estate market continues to improve and is providing a positive environment for our business. As we have seen throughout our history, as vacancy rates decline and positive net absorption continues, CoStar revenues are positively affected. In effect, those positive factors give us a tail wind. While the current tail wind is not as strong as it could be, market conditions are favorable and not blowing in our face.

I have never been more excited about the prospects for CoStar than I am now. What we have accomplished to this point is only the beginning. We will continue to strive to be the best provider of information, marketing and analytics services in the industry.

With a strong foundation and talented individuals throughout the organization, we are very well-positioned to achieve our goal of $500 million in high-margin annual revenue over the next several years and on our way to over $1 billion.

I look forward to updating you on our progress.

Sincerely,



ANDREW C. FLORANCE
President & Chief Executive Officer

A History of Innovation

Our 25 year commitment to servicing the commercial real estate industry

1987–94

EARLY ON

- Andy Florance launches Infonet, Inc., in the Washington DC market
- Creates *Cornerstone*, a quarterly leasing guide
- *Cornerstone* is sold. Proceeds are used to begin Realty Information Group (RIG)
- Attracts investment from a group led by attorney Michael Klein who becomes Chairman, a position he still holds today

1995–97

MOVING FROM PRINT TO THE DESKTOP AND THE INTERNET

- Information is made available on the desktop with a software product called CoStar. It is installed on computers and updated via CD-rom diskettes.
- Expansion into New York City, Boston and Chicago
- Information is distributed to clients over the internet
- Grows to 2,000 clients tracking 150,000 buildings using our products

1998–99

IPO SETS STAGE FOR DECADE OF GROWTH

- Goes public with one product, Property Professional®, available in six markets, generating $7.7 million in annual sales. IPO price is $9 per share
- Acquisitions of Jamison Research Inc. and LeaseTrend, Inc.
- Costar Tenant® is released
- Company name changes to CoStar Group, Inc. in 1999
- Reaches 20,000 users of its multimedia software & internet-delivered databases
- Tracks 13 billion square feet of space and 310,000 tenants in 28 markets

2000–02

RANKS AMONG FASTEST GROWING TECHNOLOGY COMPANIES

- Purchases COMPS.com
- Reaches $70 million in annual revenue
- Acceleration of industry leading internet strategy—diskettes phased out
- Launches web-based version of CoStar Property
- Database: 20 billion square feet of inventory, 969,000 images
- CoStar ranked among the 500 fastest-growing technology firms in Deloitte's "Fast 500"
- Andy Florance named Entrepreneur of the Year by Ernst & Young
- Introduces Power Broker awards which recognize top broker and brokerage firms

2003–04

INTERNET PLATFORM CREATES TECHNOLOGY ADVANTAGE

- CoStar Property Professional® and CoStar COMPS Professional® drive sales and earnings growth
- Customer satisfaction reaches new heights
- Expands into the United Kingdom (UK) with acquisition of Property Intelligence PLC
- Number of employees now 850
- Starts 21 market expansion
- Achieves $100 million in revenue

2005

TECH ENHANCEMENTS AND GEOGRAPHIC EXPANSION

- Software overhaul increases productivity and upgrades to Property Professional®, Tenant® and for-sale offerings
- Completes 21 market expansion
- Renewal rates climb to all time high of 94%
- CoStar is now in 66 markets with 32.5 billion square feet of inventory



DIRECTORY
COMPUTER
FLOPPY DISC

2006

LAUNCHES 100 MARKET EXPANSION INTO THE US

- Launches revolutionary retail information search technology in flagship product Property Professional® and signs several national retailers
- Significant upgrade to CoStar COMPS®
- Deploys 155 field research vehicles. Two-thirds are high-tech fuel-efficient hybrid cars.
- Sets industry record with 540,000 commercial property listings available
- Moves into France with acquisition of Grecam S.A.S.

2008

MARGINS EXCEED 30%

- Despite weak market and global financial crisis, EBITDA margin expands to 30% in the fourth quarter
- Launches Showcase® online marketing platform
- Reaches $200 million in revenue
- Database: 3.2 million properties, 65 million square feet of inventory
- Database surpasses 1 million listings, the largest ever assembled by a single information provider

2010

RETURNS TO WASHINGTON, DC, WITH BLOCKBUSTER HQ DEAL

- CoStar relocates headquarters to Washington, DC
- Market recovery continues
- Overall strong sales growth
- Revenue surges from CRE investors, banks and financial services firms
- Strategic acquisitions planned
- Software initiatives underway for a mobile app

2007

NATIONAL MARKET EXPANSION

- Expands to 250 markets in the US
- Further expansion into UK, buys Property Investment Exchange, Ltd. (PropEx)
- Database: 40 billion square feet of inventory, 2.3 million properties, 770,000 listings
- Doubles field sales team
- CB Richard Ellis signs an 11 year contract with CoStar valued at over $100 million
- Major retailers continue to subscribe
- Expands to 1,300 employees

2009

ADDS POWERFUL ANALYTICS

- Strong financial position allows for investment in sales and research
- Increases analytics capabilities and depth with acquisitions of PPR and Resolve
- CoStar Suite® (Property®, COMPS® and Tenant®) of information services now available in every US market
- Unveils real-time, online visual display of commercial real estate activity as it happens
- Wins 2009 *Excellence in Energy Star* Award from the US Environmental Protection Agency

2011

BEST YEAR EVER COSTARGO AND LOOPNET

- Achieves record revenue of $252 million
- 93,396—highest number of subscribers
- Accelerates investments in software development
- Enters into agreement to acquire LoopNet
- Launches CoStarGo®
- Acquisition of Virtual Premise
- 1,500 employees
- Raises $248 million in net proceeds in an equity offering
- Establishes $225 million credit facility
- Database: 81 billion sq. ft. of inventory, 1.5 million total listings, 12 million images, 4 million researched and verified properties


CD
WEB
MOBILE

Depth of Management

Andrew Florance
President & Chief Executive Officer
Andy founded CoStar 25 years ago with a vision to build the best information platform in the industry. Under his leadership, CoStar has transformed the way commercial real estate professionals research and analyze information.

Jennifer Kitchen
Senior Vice President, Research
An 18-year CoStar veteran, Jenny manages a team of over 900 researchers who proactively maintain and grow the largest commercial real estate information database ever assembled.

Frank Simuro
Chief Information Officer
Frank joined CoStar 13 years ago. His team automates our world class research organization, develops the products that deliver data and analytics to our customers and built a scalable technology platform for the web and mobile devices.

John Stanfill
Senior Vice President, Sales & Customer Service
John has been with CoStar for 17 years. Today, John's sales organization has turned in nine consecutive quarters of record revenue as the company crossed $250 million in sales.

Brian Radecki
Chief Financial Officer
CoStar's CFO since 2007, Brian is in his 15th year at CoStar and has served in a number of executive positions in both financial and operational roles. In 2011, his finance team raised $248 million in net proceeds in an equity offering, arranged a credit facility of $225 million and oversaw cash and investments of $573 million, as of December 31, 2011.



Andrew Florance
Jennifer Kitchen
Frank Simuro
John Stanfill
Brian Radecki

"CoStar's Senior Management team is **strong, deep and experienced.** They have built CoStar into an international leader in commercial real estate information and analytics. **Most of the team has more than 15 years of service at CoStar** and many more years of commercial real estate experience."

Frank Carchedi
Senior Vice President, Corporate Development
In his 13 years at CoStar, Frank has held key senior management positions, including CFO. He is responsible for identifying, completing and integrating acquisitions. Since 2009, he has led the integration of CoStar's strategic acquisitions of PPR, Resolve and Virtual Premise.

Hans Nordby
Managing Director, PPR
Hans joined CoStar in 2009 with the acquisition of PPR. He leads a team of 60 professionals in providing market research, analytics and forecasting to investors on hundreds of global markets in North American and Europe.

Dr. Ruijue Peng
Chief Research Officer, PPR
Ruijue has been with PPR since 1994 and oversees research and development of econometric forecasting models and analytic tools. Ruijue built and manages CoStar's Repeat Sales Index.

Andy Thomas
President, Virtual Premise
With over 25 years in real estate and technology, Andy joined CoStar in 2011 with the acquisition of Virtual Premise. He leads a team of 50 based in Atlanta and is responsible for growing market share in the lease management solutions space.

Eric Forman
Chief Executive Officer, Resolve
With over 25 years of experience in the commercial real estate industry, Eric joined CoStar in 2009 with the acquisition of Resolve. An expert of best practices in portfolio management, he is responsible for the overall direction of Resolve.


Frank Carchedi
Hans Nordby
Dr. Ruijue Peng
Andy Thomas
Eric Forman

Depth of Management (cont.)

Paul Marples
Managing Director, CoStar UK Limited
With over 25 years of industry experience, Paul came to CoStar with the 2007 acquisition of Property Investment Exchange, Ltd., strengthening CoStar's foothold in the UK.

Curtis Ricketts
Senior Vice President, Product Design
Curtis joined CoStar in 1994. He manages the product design team that was integral in the development and deployment of CoStarGo and is actively engaged in product initiatives for 2012 and beyond.

Mark Klionsky
Senior Vice President, Marketing
Mark is a 25-year veteran of commercial real estate. In 2011, he oversaw the successful launch of CoStarGo, which included a 34-city tour and a marketing campaign that employed advertising, direct mail, public relations, social media and electronic communications.

Susan Jeffress
Vice President, Customer Service
Susan has 23 years of experience with CoStar. Her team is responsible for customer satisfaction and helping clients get the most out of their CoStar products.

Jonathan Coleman
General Counsel & Secretary
Jon joined CoStar in 2000. Team highlights in 2011 include working on all aspects of the LoopNet and Virtual Premise transactions, overseeing the $248 million equity offering, completing the sale-leaseback of CoStar's headquarters and winning a multi-million dollar judgment in a lawsuit involving the unauthorized sharing of CoStar passwords.



Paul Marples
Curtis Ricketts
Mark Klionsky
Susan Jeffress
Jonathan Coleman

2011 Financial Highlights

In 2011, we achieved our best-ever results in a number of key measures—our best-ever annual results for both revenue and EBITDA, our best-ever quarterly and monthly sales results. For the year, we generated record revenue and exceeded a quarter of a billion dollars. Our fourth quarter year-over-year growth in revenue was 13.7%. We increased our revenue in each of the last eleven consecutive quarters. Annualized net new sales for the 4th quarter of 2011 were $8.7 million, an increase of 86% year-over-year.

Annual and multi-year subscriptions are the core of our business model and represented approximately 94% of revenue. Our renewal rate for all clients was 93%, and we are particularly proud of our 98% renewal rate among clients who have been with us 5+ years. We now have approximately 93,396 paying subscribers, the most we have ever had, which demonstrates we are providing high quality products and outstanding value to our clients.

We raised $248 million in equity to help finance the proposed acquisition of LoopNet, and we established an agreement for a $225 million credit facility that is expected to be used to help fund that transaction.

Our balance sheet is extremely strong. We ended 2011 with $573 million in cash and investments. We expect to use some cash on hand, along with the addition of a manageable amount of debt, upon closing of the proposed LoopNet transaction.

OPERATIONS

	2007	2008	2009	2010	2011
Revenues	$192,805	$212,428	$209,659	$226,260	$251,738
Net income	$15,951	$24,623	$18,693	$13,289	$14,656
Net income per share (diluted)	$0.82	$1.26	$0.94	$0.64	$0.62
Weighted average outstanding shares (diluted)	19,404	19,550	19,925	20,707	23,527

BALANCE SHEET

	2007	2008	2009	2010	2011
Cash, cash equivalents and investments	$187,426	$224,590	$255,698	$239,316	$573,379
Total assets	$321,843	$334,384	$404,579	$439,648	$771,035
Stockholders' equity	$281,805	$303,421	$359,006	$381,502	$659,177

$ IN THOUSANDS, EXCEPT PER SHARE DATA

2011 Financial Highlights (cont.)

COMPARISON OF QUARTERLY EBITDA + NET INCOME



11
10
9
8
7
6
5
4
3
2
EBITDA
NET INCOME
2010
2011
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
NUMBER IN MILLIONS

FIVE YEAR REVENUE GROWTH



250
225
200
175
2007
2008
2009
2010
2011
REVENUE IN MILLIONS

RECONCILIATION OF QUARTERLY EBITDA WITH 2010–2011 QUARTERLY NET INCOME
(IN MILLIONS)

	2010				2011			
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Net income	$2.9	$3.3	$3.4	$3.8	$4.5	$2.6	$2.3	$5.2
Purchase amortization	1.2	0.8	0.9	0.9	0.8	0.8	0.9	1.0
Depreciation and other amortization	2.4	2.5	2.4	2.5	2.6	2.4	2.1	2.2
Interest income, net	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Income tax expense, net	2.5	1.4	2.9	3.4	2.8	1.5	0.9	2.8
EBITDA	**$8.8**	**$7.8**	**$9.4**	**$10.4**	**$10.5**	**$7.1**	**$6.0**	**$11.0**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 0-24531

CoStar Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2091509**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1331 L Street, NW
Washington, DC 20005
(Address of principal executive offices) (zip code)

(202) 346-6500
Registrant's telephone number, including area code

(877) 739-0486
Registrant's facsimile number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price of the common stock on June 30, 2011 on the Nasdaq Stock Market, Nasdaq Global Select Market, the aggregate market value of registrant's common stock held by non-affiliates of the registrant was approximately $1.4 billion.

As of February 17, 2012, there were 25,445,864 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which is expected to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2011, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

Item 1. Business

In this report, the words "we," "our," "us," "CoStar" or the "Company" refer to CoStar Group, Inc. and its direct and indirect subsidiaries. This report also refers to our websites, but information contained on those sites is not part of this report.

CoStar Group, Inc., a Delaware corporation, founded in 1987, is the number one provider of information and analytic services to the commercial real estate industry in the United States (U.S.) and United Kingdom (U.K.) based on the fact that we offer the most comprehensive commercial real estate database available, have the largest research department in the industry, provide more information and analytic services than any of our competitors and believe we generate more revenues than any of our competitors. CoStar's integrated suite of services offers customers online access to the most comprehensive database of commercial real estate information, which has been researched and verified by our team of researchers, currently covering the U.S., as well as London and other parts of the U.K. and parts of France. We manage our business geographically in two operating segments, with our primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France.

Strategy

Since our founding, CoStar's strategy has been to provide commercial real estate professionals with critical knowledge to explore and complete transactions by offering the most comprehensive, timely and standardized information on U.S. commercial real estate. We have extended our offering of comprehensive commercial real estate information to include London and other parts of the U.K. and parts of France, through acquisitions and internal growth and development. Information about CoStar's revenues from, and long-lived assets located in, foreign countries is included in Notes 2 and 11 to our consolidated financial statements. CoStar's revenues, EBITDA, assets and liabilities, broken out by segment are set forth in Note 11 to our consolidated financial statements. Information about risks associated with our foreign operations is included in "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

We deliver our content to our U.S. customers primarily via an integrated suite of online service offerings that includes information about space available for lease, comparable sales information, tenant information, information about properties for sale, internet marketing services, analytical capabilities, information for clients' websites, information about industry professionals and their business relationships, data integration and industry news. We also provide market research and analysis for commercial real estate investors and lenders via our Property and Portfolio Research, Inc. ("PPR") service offerings, portfolio and debt management and reporting capabilities through our Resolve Technology, Inc. ("Resolve Technology") service offerings, and real estate management solutions, including lease administration and abstraction services, through our Virtual Premise, Inc. ("Virtual Premise") service offerings. We have created and are continually improving a standardized information and analytic platform where members of the commercial real estate and related business community can continuously interact and facilitate transactions by efficiently exchanging accurate and standardized commercial real estate information.

Our standardized platform includes the most comprehensive proprietary database in the industry; the largest research department in the industry; proprietary data collection, information management and quality control systems; a large in-house product development team; a broad suite of web-based information and analytic services; a large team of analysts and economists; and a large base of clients. Our database has been developed and enhanced for more than 24 years by a research department that makes thousands of daily database updates. In addition to our internal efforts to grow the database, we have obtained and assimilated over 70 proprietary databases.

Our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS services, currently generate approximately 94% of our total revenues. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and comprise our primary service offering in our U.S. operating segment. FOCUS is our primary service offering in our International operating segment. The majority of our contracts for our subscription-based information services typically have a minimum term of one year and renew automatically. Upon renewal, many of the subscription contract rates may change in accordance with contract provisions or as a result of contract renegotiations. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based information services rather than fees based on actual system usage. Contract rates are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis.

Expansion and Growth

Acquisitions

Since 1994, we have expanded the geographical coverage of our existing information services and developed new information and analytic services. In addition to internal growth, we have grown our business through strategic acquisitions. Most recently, in October 2011, we acquired Virtual Premise, a Software as a Service, or on-demand software, provider of real estate information management solutions located in Atlanta, Georgia. In addition, we have also signed a definitive agreement to acquire LoopNet, Inc. ("LoopNet") (NASDAQ: LOOP); the pending LoopNet acquisition is described below under "Pending Acquisition."

Historically, our expansion includes the acquisitions of Chicago ReSource, Inc. in Chicago in 1996 and New Market Systems, Inc. in San Francisco in 1997. In August 1998, we expanded into the Houston region through the acquisition of Houston-based real estate information provider C Data Services, Inc. In January 1999, we expanded further into the Midwest and Florida by acquiring LeaseTrend, Inc. and into Atlanta and Dallas/Fort Worth by acquiring Jamison Research, Inc. In February 2000, we acquired COMPS.COM, Inc., a San Diego-based provider of commercial real estate information. In November 2000, we acquired First Image Technologies, Inc., a California-based provider of commercial real estate software. In September 2002, we expanded further into Portland, Oregon through the acquisition of certain assets of Napier Realty Advisors (doing business as REAL-NET). In January 2003, we established a base in the U.K. with our acquisition of London-based FOCUS Information Limited. In May 2004, we expanded into Tennessee through the acquisition of Peer Market Research, Inc., and in June 2004, we extended our coverage of the U.K. through the acquisition of Scottish Property Network. In September 2004, we strengthened our position in Denver, Colorado through the acquisition of substantially all of the assets of RealComp, Inc., a local comparable sales information provider.

In January 2005, we acquired National Research Bureau, a Connecticut-based provider of U.S. shopping center information. In December 2006, our U.K. subsidiary, CoStar Limited, acquired Grecam S.A.S. ("Grecam"), a provider of commercial property information and market-level surveys, studies and consulting services located in Paris, France. In February 2007, CoStar Limited also acquired Property Investment Exchange Limited ("Propex"), a provider of commercial property information and operator of an electronic platform that facilitates the exchange of investment property located in London, England. In April 2008, we acquired the assets of First CLS, Inc. (doing business as the Dorey Companies and DoreyPRO), an Atlanta-based provider of local commercial real estate information. In July 2009, we acquired Massachusetts-based PPR, a provider of real estate analysis, market forecasts and credit risk analytics to the commercial real estate industry, and its wholly owned U.K. subsidiary Property and Portfolio Research Ltd., and in October 2009, we acquired Massachusetts-based Resolve Technology, a provider of business intelligence and portfolio management software serving the institutional real estate investment industry.

Pending Acquisition

On April 27, 2011, we signed a definitive agreement to acquire LoopNet. LoopNet owns and operates an online marketplace for commercial real estate in the U.S. that enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease and submit detailed information on property listings in order to find a buyer or tenant. Pursuant to the merger agreement, as a result of the merger (a) each outstanding share of LoopNet common stock will be converted into a unit consisting of (i) $16.50 in cash (the "Cash Consideration"), without interest and (ii) 0.03702 shares of CoStar common stock (the "Stock Consideration"), and (b) each outstanding share of LoopNet Series A Convertible Preferred Stock, unless previously converted into LoopNet common stock, will be converted into a unit consisting of (i) the product of 148.80952 multiplied by the Cash Consideration and (ii) the product of 148.80952 multiplied by the Stock Consideration, representing a total equity value of approximately $860.0 million and an enterprise value of $762.0 million as of April 27, 2011. The holders of LoopNet's Series A Convertible Preferred Stock delivered contingent conversion notices to LoopNet pursuant to which such shares will be converted into LoopNet common stock immediately prior to, and contingent upon, the completion of the merger. The boards of directors of both companies have unanimously approved the transaction, and the holders of a majority of the outstanding shares of LoopNet's common stock and Series A Convertible Preferred Stock, voting together as a single class on an as-converted basis, approved adoption of the merger agreement on July 11, 2011. Information about the LoopNet merger agreement can be found in the registration statement on Form S-4 filed by CoStar on May 13, 2011, which was amended on June 3, 2011, under the heading "The Merger Agreement."

The LoopNet transaction is subject to customary closing conditions, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"). As previously disclosed in our proxy statement/prospectus dated June 6, 2011, both CoStar and LoopNet filed notification and report forms with the Department of Justice and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"), on May 31, 2011. As a result, the waiting period under the HSR Act with respect to the proposed acquisition of LoopNet by CoStar (the "merger") was scheduled to expire on June 30, 2011. As previously reported in a Current Report on Form 8-K, on June 30, 2011, CoStar and LoopNet each received a request for additional information (commonly referred to as a "second request") from the FTC with respect to the proposed merger. At the FTC's request, CoStar and LoopNet subsequently agreed to extend the waiting period imposed by the HSR Act from 30 to 60 days after the date of substantial compliance with the second request unless that period is extended voluntarily by the parties or terminated sooner by the FTC. On November 4, 2011, each of the Company and LoopNet certified as to its substantial compliance with the second request. As previously disclosed on January 3, 2012, CoStar and LoopNet voluntarily agreed to further extend the waiting period imposed by the HSR Act on a 45-day rolling basis to allow them to engage in discussions with the FTC to determine whether there is a possible basis for, and to discuss the possible terms of, a mutually acceptable consent order that would allow the merger to close. On January 31, 2012, CoStar and LoopNet mutually agreed to extend the date after which either party may individually elect to terminate the merger agreement from January 31, 2012 to April 30, 2012. While there can be no assurance that agreement on the terms of a possible consent order can be reached in a timely manner or at all, the Company believes the discussions with the FTC Staff are currently proceeding constructively and the Company is hopeful that they will in the near term result in an agreement with the FTC Staff on the terms of such a consent order, subject to FTC approval. Additional information about the merger and the risks associated with the merger can be found under "Item 1A. – Risk Factors" below.

The LoopNet transaction is not subject to a financing condition. We intend to fund the cash portion of the consideration payable to LoopNet stockholders in the merger through a combination of cash on hand, including the net proceeds of approximately $247.9 million from an equity offering we completed in June 2011, and a $175.0 million term loan facility available to us under a Credit Agreement we entered into on February 16, 2012 with a syndicate of lenders and J.P. Morgan Bank, as administrative agent. The obligation of the lenders to make the loans under the Credit Agreement is subject to the simultaneous closing of the merger with LoopNet and the satisfaction of certain other conditions precedent. See Notes 19 and 20 to the consolidated financial statements for additional information regarding the financing commitment from J.P. Morgan Bank and the credit facility entered into subsequent to December 31, 2011.

Development

We intend to continue to grow our standardized platform of commercial real estate information and analytic services and to expand our service offerings, both in terms of geographical coverage and the scope of services offered. Most recently, on August 15, 2011, we launched CoStarGo™ in the U.S.; CoStarGo is an iPad application that integrates our comprehensive property, tenant and comparable sales information in our suite of online products – CoStar Property Professional®, CoStar Tenant® and CoStar COMPS Professional®. Historically, our development and expansion efforts have included both geographic expansion and product development. In 2004, we began research for a 21-market U.S. expansion effort. By the end of the first quarter of 2006, we had successfully launched service in each of those 21 markets. In addition, following our acquisition of National Research Bureau in January 2005, we launched various research initiatives as part of our expansion into real estate information for retail properties. We launched the new retail component of our flagship product, CoStar Property Professional®, in May 2006. In July 2006, we announced our intention to commence actively researching commercial properties in approximately 81 new Core Based Statistical Areas ("CBSAs") across the U.S. in an effort to expand the geographical coverage of our service offerings, including our new retail service. In the fourth quarter of 2007, we released our CoStar Property Professional service in the 81 new CBSAs across the U.S. In 2008, we released CoStar Showcase, an internet marketing service that provides commercial real estate professionals the opportunity to make their listings accessible to all visitors to our public websites, www.CoStar.com and www.showcase.com.

During the second half of 2009, as part of our strategy to provide subscribers with tools for conducting primary research and analysis on commercial real estate, we expanded subscribers' capabilities to use our database of research-verified commercial property information to conduct in-depth analysis and generate reports on trends in sales and leasing activity online. Further, in support of our initiative to expand subscribers' analytic capabilities, in July 2009 we acquired PPR and its wholly owned subsidiary, which provide real estate investment analysis and market forecasting services. In October 2009, we acquired Resolve Technology, including its business intelligence and portfolio management software used by institutional real estate investment companies, and in October 2011, we acquired Virtual Premise, a provider of real estate management solutions, including lease administration and abstraction services; both of these acquisitions enabled us to provide our customers with additional tools for analyzing commercial real estate markets and portfolios.

International Expansion and Development

We also intend to continue to expand the coverage of our service offerings within our International segment and to integrate our International operations more fully with those in the U.S. In December 2006, our U.K. subsidiary, CoStar Limited, acquired Grecam S.A.S., a provider of commercial property information and market-level surveys, studies and consulting services, located in Paris, France. In February 2007, CoStar Limited also acquired Property Investment Exchange Limited, a provider of commercial property information and operator of an electronic platform that facilitates the exchange of investment property located in London, England. Our July 2009 acquisition of PPR and PPR UK also expanded the market research capabilities of our U.K. operations.

We intend to introduce a consistent international platform of service offerings in the upcoming future. In 2007, we introduced the "CoStar Group" as the brand encompassing our international operations. In early 2010 we launched Showcase, our internet marketing service that provides commercial real estate professionals with high quality internet lead generation, in the U.K. We expect to introduce CoStar Property Professional, CoStar COMPS Professional, CoStar Tenant and CoStarGo in the U.K. in the upcoming future. Additionally, we plan to upgrade back end research operations, fulfillment and Customer Relationship Management ("CRM") systems in the U.K. to support these new U.K. services. In order to implement these services and improvements in the U.K., we have incurred, and expect to incur increased development costs. We believe that our U.S. and International expansion, continued investments in U.S. products, internationalization of our products and integration efforts have created a platform for long-term growth, which we intend to continue to develop, invest in and expand.

Industry Overview

The market for commercial real estate information and analysis is vast based on the variety, volume and value of transactions related to commercial real estate. Each transaction has multiple participants and multiple information requirements, and in order to facilitate transactions, industry participants must have extensive, accurate and current information and analysis. Members of the commercial real estate and related business community require daily access to current data such as space availability, properties for sale, rental rates, vacancy rates, tenant movements, sales comparables, supply, new construction, absorption rates and other important market developments to carry out their businesses effectively. Market research (including historical and forecast conditions) and applied analytics have also become instrumental to the success of commercial real estate industry participants operating in the current economic environment. There is a strong need for an efficient marketplace, where commercial real estate professionals can exchange information, evaluate opportunities using standardized data and interpretive analyses, and interact with each other on a continuous basis.

A large number of parties involved in the commercial real estate and related business community make use of the services we provide in order to obtain information they need to conduct their businesses, including:

- Sales and leasing brokers
- Property owners
- Property managers
- Design and construction professionals
- Real estate developers
- Real estate investment trust managers
- Investment bankers
- Commercial bankers
- Mortgage bankers
- Mortgage brokers
- Retailers
- Government agencies
- Mortgage-backed security issuers
- Appraisers
- Pension fund managers
- Reporters
- Tenant vendors
- Building services vendors
- Communications providers
- Insurance companies' managers
- Institutional advisors
- Investors and asset managers

The commercial real estate and related business community generally has operated in an inefficient marketplace because of the fragmented approach to gathering and exchanging information within the marketplace. Various organizations, including hundreds of brokerage firms, directory publishers and local research companies, collect data on specific markets and develop software to analyze the information they have independently gathered. This highly fragmented methodology has resulted in duplication of effort in the collection and analysis of information, excessive internal cost and the creation of non-standardized data containing varying degrees of accuracy and comprehensiveness, resulting in a formidable information gap.

The creation of a standardized information platform for commercial real estate requires an infrastructure including a standardized database, accurate and comprehensive research capabilities, experienced analysts, easy to use technology and intensive participant interaction. By combining our extensive database, approximately 1,005 researchers and outside contractors, our experienced team of analysts and economists, technological expertise and broad customer base, we believe that we have created such a platform.

CoStar's Comprehensive Database

CoStar has spent more than 24 years building and acquiring a database of commercial real estate information, which includes information on leasing, sales, comparable sales, tenants, and demand statistics, as well as digital images.

As of January 31, 2012, our database of real estate information covered the U.S., London, England and other parts of the U.K. and parts of France, and contained information about:

- Approximately 1.5 million sale and lease listings;
- Approximately 4.2 million total properties;
- Approximately 10.0 billion square feet of sale and lease listings;
- Approximately 8.1 million tenants;
- Approximately 1.9 million sales transactions valued in the aggregate at approximately $4.1 trillion; and
- Approximately 12.4 million digital attachments, including building photographs, aerial photographs, plat maps and floor plans.

This highly complex database is comprised of hundreds of data fields, tracking such categories as:

- Location
- Site and zoning information
- Building characteristics
- Space availability
- Tax assessments
- Ownership
- Sales and lease comparables
- Space requirements
- Number of retail stores
- Mortgage and deed information
- For-sale information
- Income and expense histories
- Tenant names
- Lease expirations
- Contact information
- Historical trends
- Demographic information
- Retail sales per square foot

CoStar Research

We have developed a sophisticated data collection organization utilizing a multi-faceted research process. In 2011, our full time researchers and contractors drove millions of miles, conducted hundreds of thousands of on-site building inspections, and conducted millions of interviews of brokers, owners and tenants.

Research Department. As of January 31, 2012, we had approximately 1,005 commercial real estate research professionals and outside contractors performing research. Our research professionals undergo an extensive training program so that we can maintain consistent research methods and processes throughout our research department. Our researchers collect and analyze commercial real estate information through millions of phone calls, e-mails, internet updates and faxes each year, in addition to field inspections, public records review, news monitoring and direct mail. Each researcher is responsible for maintaining the accuracy and reliability of database information. As part of their update process, researchers develop cooperative relationships with industry professionals that allow them to gather useful information. Because of the importance commercial real estate professionals place on our data and our prominent position in the industry, many of these professionals routinely take the initiative and proactively report available space and transactions to our researchers.

CoStar has an extensive field research effort that includes physical inspection of properties in order to research new markets, find additional inventory, photograph properties and verify existing information.

CoStar utilizes 144 high-tech field research vehicles in 39 states and the U.K. Of these vehicles, 98 are custom-designed energy efficient hybrid cars that are equipped with computers, proprietary Global Positioning System tracking software, high resolution digital cameras and handheld laser instruments to help precisely measure buildings, geo-code them and position them on digital maps. Some of our researchers also use custom-designed trucks with the same equipment as well as pneumatic masts that extend up to an elevation of twenty-five feet to allow for unobstructed building photographs from "birds-eye" views. Each CoStar vehicle uses wireless technology to track and transmit field data. A typical site inspection consists of photographing the building, measuring the building, geo-coding the building, capturing "For Sale" or "For Lease" sign information, counting parking spaces, assessing property condition and construction, and gathering tenant information. Certain researchers canvass properties, interviewing tenants suite by suite. In addition, many of our field researchers are photographers who take photographs of commercial real estate properties to add to CoStar's database of digital images.

Data and Image Providers. We license a small portion of our data and images from public record providers and third party data sources. Licensing agreements with these entities provide for our use of a variety of commercial real estate information, including property ownership, tenant information, demographic information, maps and aerial photographs, all of which enhance various CoStar services. These license agreements generally grant us a non-exclusive license to use the data and images in the creation and supplementation of our information and analytic services and include what we believe are standard terms, such as a contract term ranging from one to five years, automatic renewal of the contract and fixed periodic license fees or a combination of fixed periodic license fees plus additional fees based upon our usage.

Management and Quality Control Systems. Our research processes include automated and non-automated controls to ensure the integrity of the data collection process. A large number of automated data quality tests check for potential errors, including occupancy date conflicts, available square footage greater than building area, typical floor space greater than land area and expired leases. We also monitor changes to critical fields of information to ensure all information is kept in compliance with our standard definitions and methodology. Our non-automated quality control procedures include:

- calling our information sources on recently updated properties to re-verify information;
- performing periodic research audits and field checks to determine if we correctly canvassed buildings;
- providing training and retraining to our research professionals to ensure accurate data compilation; and
- compiling measurable performance metrics for research teams and managers for feedback on data quality.

Finally, one of the most important and effective quality control measures we rely on is feedback provided by the commercial real estate professionals using our data every day.

Proprietary Technology

As of January 31, 2012, CoStar had a staff of 168 product development, database and network professionals. CoStar's information technology professionals focus on developing new services for our customers and delivering research automation tools that improve the quality of our data and increase the efficiency of our research analysts.

Our information technology team is responsible for developing and maintaining CoStar services, including CoStar Property Professional®, CoStar COMPS Professional®, CoStar Tenant®, CoStar Showcase®, CoStar Connect®, CoStarGo™, FOCUS™, Shopproperty™, PPR products and services, Resolve Portfolio Maximizer® and Request™ and Virtual Premise products and services. In 2008, CoStar released CoStar Showcase, an internet marketing service that provides commercial real estate professionals the opportunity to make their listings accessible to all visitors to our public websites, www.CoStar.com and www.showcase.com. In 2009, we expanded subscribers' capabilities to use CoStar's database of research-verified commercial property information to conduct in-depth analysis and generate reports on trends in sales and leasing activity online. In 2010, we launched Showcase in the U.K. via www.Showcase.co.uk. On August 15, 2011, we launched CoStarGo in the U.S.; CoStarGo is an iPad application that integrates our comprehensive property, tenant and comparable sales information in our suite of online products – CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional.

Our information technology team is responsible for developing the infrastructure necessary to support CoStar's business processes, our comprehensive database of commercial real estate information and analytic services and our extensive image library. The team implements technologies and systems that introduce efficient workflows and controls that increase the production capacity of our research teams and improve the quality of our data. Over the years, the team has developed data collection and quality control mechanisms that we believe are unique to the commercial real estate industry. The team continues to develop and modify our enterprise information management system that integrates CoStar sales, research, field research, customer support and accounting information. We use this system to maintain our commercial real estate research information, manage contacts with the commercial real estate community, provide research workflow automation and conduct daily automated quality assurance checks. In addition, our information technology team has also developed fraud-detection technology to detect and prevent unauthorized access to our services.

Our information technology professionals also maintain the servers and network components necessary to support CoStar services and research systems. Our encrypted virtual private network provides remote researchers and salespeople secure access to CoStar applications and network resources. CoStar maintains a comprehensive data protection policy that provides for use of encrypted data fields and off-site storage of all system backups, among other protective measures. CoStar's services are continually monitored in an effort to ensure our customers fast and reliable access.

Services

Our suite of information and analytic services is branded and marketed to our customers. Our services are derived from a database of building-specific information and offer customers specialized tools for accessing, analyzing and using our information. Over time, we expect to continue to enhance our existing information and analytic services and develop additional services that make use of our comprehensive database to meet the needs of our existing customers as well as potential new categories of customers.

Our various information and analytic services are described in detail in the following paragraphs as of January 31, 2012:

CoStar Property Professional® CoStar Property Professional, or "CoStar Property," is the Company's flagship service. It provides subscribers a comprehensive inventory of office, industrial, retail and multifamily properties and land in markets throughout the U.S., including for-lease and for-sale listings, historical data, building photographs, maps and floor plans. Commercial real estate professionals use CoStar Property to identify available space for lease, evaluate leasing and sale opportunities, value assets and position properties in the marketplace. Our clients also use CoStar Property to analyze market conditions by calculating current vacancy rates, absorption rates or average rental rates, and forecasting future trends based on user selected variables. CoStar Property provides subscribers with powerful map-based search capabilities as well as a user controlled, password protected extranet (or electronic "file cabinet") where brokers may share space surveys and transaction-related documents online, in real time, with team members. When used together with CoStar Connect, CoStar Property enables subscribers to share space surveys and transaction-related documents with their clients, accessed through their corporate website. CoStar Property, along with all of CoStar's other core information and analytic services, is delivered solely via the internet.

CoStar COMPS Professional® CoStar COMPS Professional, or "COMPS Professional," provides comprehensive coverage of comparable sales information in the U.S. commercial real estate industry. It is the industry's most comprehensive database of comparable sales transactions and is designed for professionals who need to research property comparables, identify market trends, expedite the appraisal process and support property valuations. COMPS Professional offers subscribers numerous fields of property information, access to support documents (e.g., deeds of trust) for new comparables, demographics and the ability to view for-sale properties alongside sold properties in three formats – plotted on a map, aerial image or in a table.

CoStar Tenant® CoStar Tenant is a detailed online business-to-business prospecting and analytical tool providing commercial real estate professionals with the most comprehensive commercial real estate-related U.S. tenant information available. CoStar Tenant profiles tenants occupying space in commercial buildings across the U.S. and provides updates on lease expirations - one of the service's key features - as well as occupancy levels, growth rates and numerous other facts. Delivering this information via the internet allows users to target prospective clients quickly through a searchable database that identifies only those tenants meeting certain criteria.

CoStarGo™ CoStarGo is an iPad application that integrates our comprehensive property, tenant and comparable sales information in our suite of online products – CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional. CoStarGo provides a single, location-centric mobile interface that allows users to access and display comprehensive information on millions of properties and gain instant access to analytic data and demographic information from the field.

CoStar Showcase® CoStar Showcase offers commercial real estate professionals a simple way to get their for-sale and for-lease listings in front of a broad internet audience who search on Google, Yahoo, Bing, Showcase.com and Costar.com to find commercial properties. When customers sign up for CoStar Showcase, their listings become accessible to visitors to Showcase.com and Costar.com, who can search those listings for free. To drive traffic to CoStar Showcase subscriber listings, CoStar invests in Google, Yahoo and Bing keyword based pay-per-click advertising to capture the high volume traffic of users actively searching for commercial properties on those search engines. As part of their CoStar Showcase subscription, subscribers also receive customized websites for each of their brokers that displays their bio, photo, contact information and updated listings that they can use to promote their services. CoStar Showcase can be purchased as a firm-wide annual subscription by firms who want all of their brokers to be able to access the service, or it can be purchased by individual brokers on a month-to-month basis.

CoStar Advertising® CoStar Advertising offers property owners a highly targeted and cost effective way to market a space for lease or a property for sale directly to the individuals looking for that type of space through interactive advertising. Our advertising model is based on varying levels of exposure, enabling the advertiser to target as narrowly or broadly as its budget permits. With the CoStar Advertising program, when the advertiser's listings appear in a results set, they receive priority positioning and are enhanced to stand out. The advertiser can also purchase exposure in additional submarkets, or the entire market area so that this ad will appear even when this listing would not be returned in a results set.

CoStar Market Report™ The CoStar Market Report provides in-depth current and historical analytical information covering office, industrial and retail properties across the U.S. Published quarterly, each market report includes details such as absorption rates, vacancy rates, rental rates, average sales prices, capitalization rates, existing inventory and current construction activity. This data is presented using standard definitions and calculations developed by CoStar, and offers real estate professionals critical and unbiased information necessary to make intelligent commercial real estate decisions. CoStar Market Reports are available to CoStar Property Professional subscribers at no additional charge.

CoStar Property Express® CoStar Property Express provides access, via an annual subscription, to a "light" or scaled down version of CoStar Property. Commercial real estate professionals use CoStar Property Express to look up and search for-lease and for-sale listings in CoStar's comprehensive national database. CoStar Property Express provides base building information, photos, floor plans, maps and a limited number of reports.

CoStar Listings Express® CoStar Listings Express provides access via an annual subscription to a listings only version of CoStar Property Express. Commercial real estate professionals use CoStar Listings Express to look up and search for lease and for sale listings in CoStar's comprehensive national database. CoStar Listings Express provides base building information, photos, floor plans, maps and a limited number of reports on only properties that are either for lease or for sale. CoStar Listings Express does not provide information on fully leased properties, as found in CoStar Property Professional and CoStar Property Express.

CoStar Connect® CoStar Connect allows commercial real estate firms to license CoStar's technology and information to market their U.S. property listings on their corporate websites. Customers enhance the quality and depth of their listing information through access to CoStar's database of content and digital images. The service automatically updates via the CoStar Property database and manages customers' online property information, providing comprehensive listings coverage and significantly reducing the expense of building and maintaining their websites' content and functionality.

CoStar Professional Directory® CoStar Professional Directory, a service available exclusively to CoStar Property Professional subscribers, provides detailed contact information for approximately 1.6 million commercial real estate professionals, including specific information about an individual's current and prior activities such as completed transactions, current landlord representation assignments, sublet listings, major tenants and owners represented and local and national affiliations. Commercial real estate brokers can input their biographical information and credentials and upload their photo to create personal profiles. Subscribers use CoStar Professional Directory to network with their peers, identify and evaluate potential business partners, and maintain accurate mailing lists of other industry professionals for their direct mail marketing efforts.

Metropolis™ The Metropolis service is a single interface that combines commercial real estate data from multiple information providers into a comprehensive resource. The Metropolis service allows a user to input a property address and then view detailed information on that property from multiple information providers, including CoStar services. This technology offers commercial real estate professionals a simple and convenient solution for integrating a wealth of third party information and proprietary data, and is currently available for the Southern California markets.

PPR® Our subsidiary PPR, and its U.K. subsidiary, PPR UK, offer products and services designed to meet the research needs of commercial real estate investors and lenders. PPR covers metropolitan areas throughout the U.S., the U.K., and Europe, with offerings including historical and forecast market data and analysis by market and property type, and services including access to PPR's analysts, economists, and strategists to develop and deliver custom research solutions. Key tools include analysis of underlying property data, assessment of current market fundamentals, forecasts of future market performance, and credit default models.

PPR Portal™ is PPR's primary delivery platform for research, forecasts, analytics, and granular data surrounding a specific address and property type. Information is organized around clearly defined tabs, for ease of access. The information is presented in written, table data, graphic, and map formats, and can easily be downloaded by the user for integration into its own analytical framework. PPR's Portal is used by lenders, investors, and owners to identify and price investment opportunities, manage assets and portfolios, and source and service capital.

PPR COMPASS™ is PPR's premier commercial real estate risk management tool. It allows users to calculate Probability of Default, Loss Given Default, Expected Loss, and Confidence Interval (of Expected Loss) results for a loan or a portfolio. It provides direct comparisons of credit risk and refinance risk across Time, Market, Property Type, and Loan Structure for all macroeconomic forecast scenarios. COMPASS^{CRE} is used by lenders, issuers, ratings agencies, and regulators to estimate required loss reserves and economic capital, target lending opportunities, set pricing strategy, objectively compare/price loans, more effectively allocate capital, and manage refinance risk.

Resolve Portfolio Maximizer® Resolve Portfolio Maximizer is an industry leading real estate portfolio management software solution. Resolve Portfolio Maximizer allows users to model partnership structures, calculate waterfall distributions and fees, model and analyze debt obligations, and create multiple "what if" scenarios for alternative investment decisions.

Request™ Request is the first business intelligence software solution built specifically for managing commercial real estate investments. Request helps users eliminate some of the difficulties of consolidating real estate investment data from disparate sources and facilitates standardization of information presentation and reporting across an organization. Request also provides a platform for users to develop business intelligence and reporting capabilities.

VP Corporate Edition™ Our subsidiary, Virtual Premise, offers VP Corporate Edition, a real estate management software solution designed for corporate real estate managers, company executives, business unit directors, brokers and project managers. VP Corporate Edition helps users connect real estate initiatives with company strategic goals, streamline portfolio operations, automate the process for collecting and managing space requests, reduce occupancy costs with analytics that track location performance against targets, and maximize location performance through proactive portfolio management. Virtual Premise also provides lease abstraction and data review services in order to facilitate the effective implementation of this software solution.

VP Retail Edition™ VP Retail Edition is a real estate management software solution designed for company executives, real estate dealmakers and store planning and construction managers. VP Retail Edition helps users to utilize comprehensive and real-time data to establish goals and store strategies, manage the execution of real estate strategies, summarize critical portfolio data to drive cost-saving decisions, and benchmark prerequisite store-level information and metrics for maximizing location performance through proactive portfolio management. Virtual

Premise also provides lease abstraction and data review services in order to facilitate the effective implementation of this software solution.

FOCUS™ CoStar's U.K. subsidiary, CoStar U.K. Limited, offers several services; its primary service is FOCUS. FOCUS is a digital online service offering information on the U.K. commercial real estate market. This service seamlessly links data on individual properties and companies across the U.K., including comparable sales, available space, requirements, tenants, lease deals, planning information, socio-economics and demographics, credit ratings, photos and maps.

Showcase.co.uk Showcase.co.uk offers commercial real estate professionals a simple way to get their for-sale and for-lease listings in front of a broad internet audience who search on Google, Yahoo, Bing, and Showcase.co.uk to find commercial properties. When customers sign up for Showcase.co.uk, their listings become accessible to visitors to www.Showcase.co.uk and other CoStar URLs who can search those listings for free. To drive traffic to Showcase.co.uk subscriber listings, CoStar UK Limited invests in Google, Yahoo and Bing keyword based pay-per-click advertising to capture the high volume traffic of users actively searching for commercial properties on those search engines. As part of their Showcase.co.uk subscription, subscribers also receive customized websites for each of their brokers that displays their bio, photo, contact information and updated listings that they can use to promote their services. Showcase.co.uk is available as a firm-wide annual subscription by firms who want all of their brokers to be able to access the service or can be purchased by a single location of a national firm on an annual subscription basis.

Propex™ Propex gives users access to the commercial property investment market. It is used by U.K. investment agencies and professional investors and is a secure online exchange through which investment deals may be introduced. It is a primary channel for the distribution of live transaction data and property research data in the U.K. investment market. Propex also provides private investors with a gateway into the commercial property investment market. It is a free-access listing website, which provides details of commercial property investments. It is used by U.K. agencies to sell investments suitable for the private investor.

Shopproperty.co.uk™ Shopproperty is a listing database of available retail units across the U.K. on a free-access website. Shopproperty.co.uk is the only specialist listing website with fully licensed Goad street-trader plans.

Grecam™ Our French subsidiary, Grecam S.A.S., provides commercial real estate information throughout the Paris region through its Observatoire Immobilier D' Entreprise ("OIE") service offering. The OIE service provides commercial property availability and transaction information to its subscribers through both an online service and market reports.

Clients

We draw clients from across the commercial real estate and related business community. Commercial real estate brokers have traditionally formed the largest portion of CoStar clients, however, we also provide services to owners, landlords, financial institutions, retailers, vendors, appraisers, investment banks, governmental agencies, and other parties involved in commercial real estate. The following chart lists U.S. and U.K. clients that are well known or have the highest annual subscription fees in each of the various categories, each as of January 31, 2012.

Brokers

Binswanger
BNP Paribas — U.K.
Carter
Cassidy Turley
CB Richard Ellis
CB Richard Ellis — U.K.
Charles Dunn Company, Inc.
Coldwell Banker Commercial NRT
Colliers
Colliers International UK — U.K.
CRESA
Cushman & Wakefield
Cushman & Wakefield — U.K.
DAUM Commercial Real Estate Services
Drivers Jonas Deloitte — U.K.
DTZ — U.K.
Gerald Eve — U.K.
Grubb & Ellis
GVA Grimley — U.K.
HFF
Japan Real Estate Institute — U.K.
Jones Lang LaSalle
Jones Lang LaSalle — U.K.
Kidder Mathews
Lambert Smith Hampton — U.K.
Marcus & Millichap
Mohr Partners
NAI Global
Newmark Knight Frank
Re/Max
Savills Commercial — U.K.
Sperry Van Ness
Studley
UGL
U.S. Equities Realty
USI Real Estate Brokerage Services
Weichert Commercial Brokerage

Lenders, Investment Bankers

AEGON USA Realty Advisors, Inc.
Bank of America, N.A.
Citibank
Deutsche Bank
GE Capital
JP Morgan Chase Bank
Key Bank
Q10 Capital LLC
Suntrust
TD Bank
Wells Fargo

Institutional Advisors, Asset Managers

AEW Capital Management LP
BlackRock
Hartford Investment Management Company
ING Clarion Partners
Manulife Financial
Metropolitan Life
NorthMarq Capital
Progressive Casualty Insurance Co.
Prudential
Prudential — U.K.
USAA Real Estate Company

Owners, Developers

Hines
Industrial Developments International
LNR Property Corp
MWB Business Services — U.K.
Shorenstein Company, LLC
Tishman Speyer

Appraisers, Accountants

Deloitte
Integra
KPMG
Marvin F. Poer
Price Waterhouse Coopers
Thomson Reuters

Retailers

7-Eleven
Denny's
Dollar General Corporation
Herman Miller
Massage Envy
Rent-A-Center
Sony
Spencer Gifts LLC
Taco Bell
Walgreens

Government Agencies

City of Chicago
Cook County Assessor's Office
County of Los Angeles
Federal Deposit Insurance Corporation
Federal Reserve Bank of New York
Internal Revenue Service
Scottish Enterprise — U.K.
Transportation Security Administration
U.S. Department of Housing and Urban Development
U.S. General Services Administration

REITs

Boston Properties
Brandywine Realty Trust
Brookfield Properties
Duke Realty Corporation
Kimco Realty Corporation
Simon Property Group, Inc.
Vornado/Charles E. Smith

Property Managers

Asset Plus Corporation
Leggat McCall Properties
Lincoln Property Company
Navisys Group
Osprey Management Company
PM Realty Group
Transwestern Commercial Services

Vendors

ADT Security
Comcast Corporation
Cox Communications, Inc.
Kastle Systems
Time Warner Cable, Inc.
Turner Construction Company
Verizon Communications, Inc.

For the years ended December 31, 2009, 2010 and 2011, no single client accounted for more than 5% of our revenues.

Sales and Marketing

As of January 31, 2012, we had 313 sales, marketing and customer support employees, with the majority of our direct sales force located in field sales offices. Our sales teams are primarily located in 26 field sales offices throughout the U.S. and in offices located in London, England; Manchester, England; Glasgow, Scotland and Paris, France. Our inside sales team is located in our downtown Washington, DC, office. This team prospects for new clients and performs service demonstrations exclusively by telephone and over the internet to support the direct sales force.

Our local offices typically serve as the platform for our in-market sales, customer support and field research operations for their respective regions. The sales force is responsible for selling to new prospects, training new and existing clients, providing ongoing customer support, renewing existing client contracts and identifying cross-selling opportunities. In addition, the sales force has primary front line responsibility for customer care.

Our sales strategy is to aggressively attract new clients, while providing ongoing incentives for existing clients to subscribe to additional services. We actively manage client accounts in order to retain clients by providing frequent service demonstrations as well as company-client contact and communication. We place a premium on training new and existing client personnel on the use of our services so as to promote maximum client utilization and satisfaction with our services. Our strategy also involves entering into multi-year, multi-market license agreements with our larger clients.

We seek to make our services essential to our clients' businesses. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based services rather than fees based on actual system usage. Contract rates are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis.

Our customer service and support staff is charged with ensuring high client satisfaction by providing ongoing customer support.

Our primary marketing methods include: service demonstrations; face to face networking; web-based marketing; direct marketing; communication via our corporate website and news services; participation in trade show and industry events; Company-sponsored events; print advertising in trade magazines and other business publications; client referrals; and CoStar Advisor™, the Company's newsletter, which is distributed to our clients and prospects. We currently offer dozens of webinars each year aimed at helping customers learn more about the commercial real estate industry and how to use our services. The webinars are available both as live presentations and as on-demand programs hosted on our website. On a monthly basis, we issue the CoStar Commercial Repeat Sales Index (CCRSI), a comprehensive set of benchmarks that investors and other market participants can use to better understand commercial real estate price movements. The Index is produced using our underlying data and is publicly distributed by CoStar through the news media and made available online at www.costar.com/ccrsi.

Web-based marketing and direct marketing are the most cost-effective means for us to find prospective clients. Our web-based marketing efforts include paid advertising with major search engines and commercial real estate news sites and our direct marketing efforts include direct mail, email and telemarketing, and make extensive use of our unique, proprietary database. Once we have identified a prospective client, our most effective sales method is a service demonstration. We use various forms of advertising to build brand identity and reinforce the value and benefits of our services. We also sponsor and attend local association activities and events, including industry-leading events for commercial brokers and retail and financial services institutions, and attend and/or exhibit at industry trade shows and conferences to reinforce our relationships with our core user groups.

Competition

The market for information and analytic services generally is competitive and rapidly changing. In the commercial real estate industry, the principal competitive factors for commercial real estate information and analytic services and providers are:

- quality and depth of the underlying databases;
- ease of use, flexibility, and functionality of the software;
- timeliness of the data;
- breadth of geographic coverage and services offered;
- client service and support;
- perception that the service offered is the industry standard;
- price;
- effectiveness of marketing and sales efforts;
- proprietary nature of methodologies, databases and technical resources;
- vendor reputation;
- brand loyalty among customers; and
- capital resources.

We compete directly and indirectly for customers with the following categories of companies:

- online marketing services or websites targeted to commercial real estate brokers, buyers and sellers of commercial real estate properties, insurance companies, mortgage brokers and lenders, such as PropertyLine.com, LoopNet, Inc., Reed Business Information Limited, officespace.com, MrOfficeSpace.com, TenantWise, Inc., WorkplaceIQ, RealPoint LLC and RealUp;

- publishers and distributors of information and analytic services, including regional providers and national print publications, such as Xceligent, Inc., eProperty Data, CBRE Economic Advisors, Marshall & Swift, Yale Robbins, Inc., Reis, Inc., Real Capital Analytics, Inc. and The Smith Guide, Inc.;

- locally controlled real estate boards, exchanges or associations sponsoring property listing services and the companies with whom they partner, such as Xceligent, Inc., eProperty Data, Catalyst, the National Association of Realtors, CCIM Institute, Society of Industrial and Office Realtors (SIOR) the Commercial Association of Realtors Data Services and the Association of Industrial Realtors (AIR);

- real estate portfolio management software solutions, such as Cougar Software, Yardi Systems, MRI Software, Altus (Argus Software) and Intuit Inc.;

- in-house research departments operated by commercial real estate brokers; and

- public record providers.

As the commercial real estate information and analytic services marketplace develops, additional competitors (including companies which could have greater access to data, financial, product development, technical, analytic or marketing resources than we do) may enter the market and competition may intensify. A company like Bloomberg L.P. has the resources and has previously announced an intention to move into the commercial real estate information business. Further, a company like Google, which has a far-reaching web presence and substantial data aggregation capabilities, could easily enter the commercial real estate marketing arena. While we believe that we have successfully differentiated ourselves from existing competitors, current or future competitors could materially harm our business.

Proprietary Rights

To protect our proprietary rights in our methodologies, database, software, trademarks and other intellectual property, we depend upon a combination of:

- trade secret, copyright, trademark, database protection and other laws;
- nondisclosure, noncompetition and other contractual provisions with employees and consultants;
- license agreements with customers;
- patent protection; and
- technical measures.

We seek to protect our software's source code, our database and our photography as trade secrets and under copyright law. Although copyright registration is not a prerequisite for copyright protection, we have filed for copyright registration for many of our databases, photographs, software and other materials. Under current U.S. copyright law, the arrangement and selection of data may be protected, but the actual data itself may not be. In addition, with respect to our U.K. databases, certain database protection laws provide additional protections of these databases. We license our services under license agreements that grant our clients non-exclusive, non-transferable licenses. These agreements restrict the disclosure and use of our information and prohibit the unauthorized reproduction or transfer of the information and analytic services we license.

We also attempt to protect the secrecy of our proprietary database, our trade secrets and our proprietary information through confidentiality and noncompetition agreements with our employees and consultants. Our services also include technical measures designed to discourage and detect unauthorized copying of our intellectual property. We have established an internal antipiracy team that uses fraud-detection technology to continually monitor our services to detect and prevent unauthorized access, and we actively prosecute individuals and firms that engage in this unlawful activity.

We have filed trademark applications to register trademarks for a variety of names for CoStar services and other marks, and have obtained registered trademarks for a variety of our marks, including "CoStar," "COMPS," "CoStar Property," "CoStar Tenant," "CoStar Showcase" and "CoStar Group." Depending upon the jurisdiction, trademarks are generally valid as long as they are in use and/or their registrations are properly maintained and they have not been found to become generic. We consider our trademarks in the aggregate to constitute a valuable asset. In addition, we have filed several patent applications covering certain of our methodologies and software and currently have one patent in the U.K. which expires in 2021 covering, among other things, certain of our field research methodologies, and six patents in the U.S. which expire in 2020, 2021, 2022, 2023 (2 patents) and 2025, respectively, covering, among other things, critical elements of CoStar's proprietary field research technology and mapping tools. We regard the rights under our patents as valuable to our business but do not believe that our business is materially dependent on any single patent or on our portfolio of patents as a whole.

Employees

As of January 31, 2012, we employed 1,514 employees. None of our employees are represented by a labor union. We have experienced no work stoppages. We believe that our employee relations are excellent.

Available Information

Our investor relations internet website is http://www.costar.com/investors.aspx. The reports we file with or furnish to the Securities and Exchange Commission, including our annual report, quarterly reports and current reports, are available free of charge on our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You may review and copy any of the information we file with the Securities and Exchange Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

Item 1A. Risk Factors

Cautionary Statement Concerning Forward-Looking Statements

We have made forward-looking statements in this Report and make forward-looking statements in our press releases and conference calls that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2012 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, EBITDA, adjusted EBITDA, non-GAAP net income, non-GAAP net income per share, fully diluted net income, combined financial metrics related to the LoopNet acquisition, the timing of the LoopNet acquisition, taxable income, cash flow from operating activities, available cash, operating costs, amortization expense, intangible asset recovery, net income per share, diluted net income per share, weighted-average outstanding shares, capital and other expenditures, effective tax rate, equity compensation charges, future taxable income, purchase amortization, financing plans, geographic expansion, product development, acquisitions, contract renewal rate, capital structure, contractual obligations, legal proceedings and claims, our database, database growth, services and facilities, employee relations, future economic performance, our ability to liquidate or realize our long-term investments, management's plans, goals and objectives for future operations, and growth and markets for our stock. Sections of this Report which contain forward-looking statements include "Business," "Risk Factors," "Properties," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk," "Controls and Procedures" and the Financial Statements and related Notes.

Our forward-looking statements are also identified by words such as "believes," "expects," "thinks," "anticipates," "intends," "estimates," "potential" or similar expressions. You should understand that these forward-looking statements are estimates reflecting our judgment, beliefs and expectations, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed or referred to under the heading "Risk Factors," and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: commercial real estate market conditions; the pace of recovery in the commercial real estate market; general economic conditions; our ability to identify, acquire and integrate acquisition candidates; the possibility that the FTC will request additional extensions to the waiting period imposed by the HSR Act; the possibility that CoStar, LoopNet and the FTC cannot reach a mutually acceptable resolution in a timely manner or at all; the possibility that the LoopNet merger does not close, including, but not limited to, due to the failure to obtain governmental approval; conditions, divestitures or changes relating to the operations or assets of LoopNet and CoStar that may be required to obtain governmental clearances or approvals to the merger; our ability to realize expected cost savings or other synergies from the LoopNet merger on a timely basis or at all; our ability to combine the businesses of CoStar and LoopNet successfully or in a timely and cost-efficient manner; failure to obtain any required financing on favorable terms; the degree of business disruption relating to the LoopNet merger; the use of the net proceeds of our June 2011 equity offering; the amount of investment in CoStarGo marketing initiatives; our ability to realize expected expense savings from various initiatives, including office consolidations; changes or consolidations within the commercial real estate industry; customer retention; our ability to attract new clients; our ability to sell additional services to existing clients; our ability to integrate our U.S. and international product offerings; our ability to successfully introduce new products in U.S. and foreign markets; competition; foreign currency fluctuations; global credit market conditions affecting investments; our ability to continue to expand successfully; our ability to effectively penetrate the market for retail real estate information and gain acceptance in that market; our ability to control costs; litigation; changes in accounting policies or practices; release of new and upgraded services by us or our competitors; data quality; development of our sales force; employee retention; technical problems with our services; managerial execution; changes in relationships with real estate brokers and other strategic partners; legal and regulatory issues; and successful adoption of and training on our services.

Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of, and are based on information available to us on, the date of this Report. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to update any such statements or release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Risk Factors

Risks Related to our Pending Acquisition of LoopNet

The failure to successfully integrate LoopNet's business and operations and/or fully realize synergies from the merger in the expected time frame may adversely affect our future results. Assuming completion of the merger with LoopNet, the success of that merger will depend, in part, on our ability to successfully integrate LoopNet's business and operations and fully realize the anticipated benefits and synergies from combining our business and LoopNet's business. However, to realize these anticipated benefits and synergies, our business and LoopNet's business must be successfully combined. If we are not able to achieve these objectives following the merger, the anticipated benefits and synergies of the merger may not be realized fully or at all or may take longer to realize than expected.

We and LoopNet have operated and, until the completion of the merger, will continue to operate independently. The integration process could result in the loss of key employees, loss of key clients, increases in operating costs, or the disruption of each company's ongoing businesses, any or all of which could adversely affect our ability to achieve the anticipated benefits and synergies of the merger. Integration efforts between the two companies will also divert management attention and resources. The success of the merger will depend in part on our ability to realize the anticipated growth opportunities and cost savings from integrating our business and LoopNet's business, while minimizing or eliminating any difficulties that may occur. Even if the integration of our two businesses is successful, it may not result in the realization of the full benefits of the growth opportunities and cost savings that we currently expect or these benefits may not be achieved within the anticipated time frame. Any failure to timely realize these anticipated benefits could have a material adverse effect on our revenues, expenses and operating results.

Our business relationships, including client relationships, may be subject to disruption due to uncertainty associated with the merger. Parties with which we and LoopNet do business may experience uncertainty associated with the transaction, including with respect to current or future business relationships with us, LoopNet or the combined business of both companies. Our and LoopNet's business relationships may be subject to disruption as clients and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us, LoopNet or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business. The adverse effect of such disruptions could be exacerbated by delays in the completion of the merger or termination of the merger agreement.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed. The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: obtaining regulatory and antitrust approvals, absence of orders prohibiting the completion of the merger or imposing a "Substantial Detriment" (as defined in the merger agreement), continued accuracy of the representations and warranties by both parties to the merger agreement and the performance by both parties of their covenants and agreements.

In addition, both we and LoopNet have rights to terminate the merger agreement under certain circumstances specified in the merger agreement.

The merger is subject to the receipt of consents and approvals from governmental and regulatory entities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on us. Before the merger may be completed, approvals must be obtained from governmental authorities. Both CoStar and LoopNet filed notification and report forms with the Department of Justice and the FTC pursuant to the HSR Act, on May 31, 2011. As a result, the waiting period under the HSR Act with respect to the proposed merger between us and LoopNet was originally scheduled to expire on June 30, 2011. As previously reported in a Current Report on Form 8-K, on June 30, 2011, CoStar and LoopNet each received a request for additional information (commonly referred to as a "second request") from the FTC in connection with its review of the merger. The second request extended the waiting period imposed by the HSR Act until 30 days after the parties have substantially complied with the second request unless that period is extended voluntarily by the parties or terminated sooner by the FTC. At the FTC's request, CoStar and LoopNet subsequently agreed to extend the waiting period imposed by the HSR Act from 30 days to 60 days after the date of substantial compliance with the second request, subject to further extension. On November 4, 2011, each of CoStar and LoopNet certified as to its substantial compliance with the second request. CoStar and LoopNet subsequently voluntarily agreed to further extend the waiting period imposed by the HSR Act on a 45-day rolling basis to allow them to engage in discussions with the FTC to determine whether there is a possible basis for, and to discuss the possible terms of, a mutually acceptable consent order that would allow the merger to close. If either CoStar and LoopNet, on the one hand, or the FTC Staff, on the other hand, believe that discussions towards a possible consent order are no longer moving forward productively, either may trigger commencement of the 45-day period, in writing, after the expiration of which the waiting period imposed by the HSR Act will expire, unless extended voluntarily by the parties or terminated sooner by the FTC. As of the date of filing of this Annual Report on Form 10-K, the parties have not yet reached agreement on the terms of a consent order, and there can be no assurance that such agreement will be reached in a timely manner or at all. In the event the parties do not reach agreement on a consent decree and/or a party triggers commencement of the 45-day period, the FTC may seek an injunction to block consummation of the merger.

In addition, the FTC may include conditions on the completion of the merger or require divestitures or other changes relating to our operations or assets, or LoopNet's. Such conditions, divestitures or changes could have the effect of jeopardizing or delaying completion of the merger or reducing the anticipated benefits of the merger, any of which might have a material adverse effect on the combined company following the merger. We are not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, individually or in the aggregate, would reasonably be expected to impose a Substantial Detriment, but we could choose to waive this condition.

We will incur significant transaction costs as a result of the merger. We expect to incur significant one-time transaction costs related to the merger. These transaction costs include investment banking, legal and accounting fees and expenses and filing fees, printing expenses and other related charges. We may also incur additional unanticipated transaction costs in connection with the merger. A portion of the transaction costs related to the merger will be incurred regardless of whether the merger is completed. Additional costs will be incurred in connection with integrating the two companies' businesses, such as IT integration expenses. Costs in connection with the merger and integration may be higher than expected. These costs could adversely affect our financial condition, results of operation or prospects of the combined business.

Failure to complete the merger in certain circumstances could require us to pay a termination fee or expenses. If the merger agreement is terminated under certain circumstances, we could be obligated to pay LoopNet a $51.6 million termination fee. Payment of the termination fee could materially adversely affect our results of operations or financial condition.

Our indebtedness following the completion of the merger will be substantially greater than our indebtedness on a stand-alone basis and greater than the combined indebtedness of CoStar and LoopNet existing prior to the transaction. This increased level of indebtedness could adversely affect us, including by decreasing our business flexibility and increasing our borrowing costs. On February 16, 2012, we entered into a Credit Agreement by and among CoStar, as borrower, CoStar Realty Information, Inc., as co-borrower, the lenders from time to time party thereto and J.P. Morgan Bank, as administrative agent. The Credit Agreement provides for a $175.0 million term loan facility and a $50.0 million revolving credit facility, each with a term of five years. The obligation of the lenders to make the loans under the Credit Agreement is subject to the simultaneous closing of the merger with LoopNet and the satisfaction of certain other conditions precedent. We expect to use the proceeds of the term loan facility on the date on which such conditions are satisfied along with net proceeds from the equity offering in June 2011 to pay a portion of the merger consideration and transaction costs related to the merger. The proceeds of the revolving credit facility may be used, on the closing date, to pay for transaction costs related to the merger and, thereafter, for working capital and other general corporate purposes of CoStar and its subsidiaries.

The Credit Agreement contains customary restrictive covenants imposing operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. These covenants restrict our ability and the ability of our subsidiaries (i) to incur additional indebtedness, (ii) to create, incur, assume or permit to exist any liens, (iii) to enter into mergers, consolidations or similar transactions, (iv) to make investments and acquisitions, (v) to make certain dispositions of assets, (vi) to make dividends, distributions and prepayments of certain indebtedness, and (vii) to enter into certain transactions with affiliates.

The operating restrictions and financial covenants in the Credit Agreement and any future financing agreements may limit our ability to finance future operations or capital needs or to engage in other business activities. Our ability to comply with any financial covenants could be materially affected by events beyond our control, and there can be no assurance that we will satisfy any such requirements. If we fail to comply with these covenants, we may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce its expenditures. We may be unable to obtain such waivers, amendments or alternative or additional financing at all, or on favorable terms.

If an event of default occurs, the lenders under the Credit Agreement are able to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and exercise remedies in respect of the collateral. We may not be able to repay all amounts due under the Credit Agreement in the event these amounts are declared due upon an event of default.

We and LoopNet may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger. Uncertainty about the effect of the merger on our employees and LoopNet employees may have an adverse effect on us and LoopNet, respectively, and consequently, the combined business. This uncertainty may impair each company's ability to attract, retain and motivate key personnel until the merger is completed, or longer for the combined entity. Employee retention may be particularly challenging during the pendency of the merger, as employees of each company may experience uncertainty about their future roles with the combined business. Additionally, LoopNet's officers and employees may own shares of LoopNet's common stock and/or have stock option or restricted stock unit grants and, if the merger is completed, may therefore be entitled to the merger consideration, the payment of which could provide sufficient financial incentive for certain officers and employees to no longer pursue employment with the combined business. If our key employees or LoopNet's key employees depart, we may have to incur significant costs in identifying, hiring and retaining replacements for departing employees, which could reduce our ability to realize the anticipated benefits of the merger.

An adverse judgment in a lawsuit challenging the merger may prevent the merger from becoming effective or from becoming effective within the expected timeframe. One of the conditions to the closing of the merger is that no order, injunction or decree or other legal restraint or prohibition that prevents the completion of the merger be in effect. If any plaintiff were successful in obtaining an injunction prohibiting LoopNet or CoStar from completing the merger on the agreed-upon terms, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Risks Related to our Business

A downturn or consolidation in the commercial real estate industry may decrease customer demand for our services. A reversal of recent improvements in the commercial real estate industry's leasing activity and absorption rates or a renewed downturn in the commercial real estate market may affect our ability to generate revenues and may lead to more cancellations by our current or future customers, either of which could cause our revenues or our revenue growth rate to decline and reduce our profitability. A depressed commercial real estate market has a negative impact on our core customer base, which could decrease demand for our information and analytic services. Also, companies in this industry are consolidating, often in order to reduce expenses. Consolidation, or other cost-cutting measures by our customers, may lead to more cancellations of our information and analytic services by our customers, reduce the number of our existing clients, reduce the size of our target market or increase our clients' bargaining power, all of which could cause our revenues to decline and reduce our profitability.

Negative general economic conditions could increase our expenses and reduce our revenues. Our business and the commercial real estate industry are particularly affected by negative trends in the general economy. The success of our business depends on a number of factors relating to general global, national, regional and local economic conditions, including perceived and actual economic conditions, recessions, inflation, deflation, exchange rates, interest rates, taxation policies, availability of credit, employment levels, and wage and salary levels. Negative general economic conditions could adversely affect our business by reducing our revenues and profitability. If we experience greater cancellations or reductions of services and failures to timely pay, and we do not acquire new clients or sell new services to our existing clients, our revenues may decline and our financial position would be adversely affected. Adverse national and global economic events, as well as any significant terrorist attack, are likely to have a dampening effect on the economy in general, which could negatively affect our financial performance and our stock price. Market disruptions may also contribute to extreme price and volume fluctuations in the stock market that may affect our stock price for reasons unrelated to our operating performance. In addition, a significant increase in inflation could increase our expenses more rapidly than expected, the effect of which may not be offset by corresponding increases in revenue. Conversely, deflation resulting in a decline of prices could reduce our revenues. In the current economic environment, it is difficult to predict whether we will experience significant inflation or deflation in the near future. A significant increase in either could have an adverse effect on our results of operations.

Our revenues and financial position will be adversely affected if we are not able to attract and retain clients. Our success and revenues depend on attracting and retaining subscribers to our information and analytic services. Our subscription-based information and analytic services generate the largest portion of our revenues. However, we may be unable to attract new clients, and our existing clients may decide not to add, not to renew or to cancel subscription services. In addition, in order to increase our revenue, we must continue to attract new customers, continue to keep our cancellation rate low and continue to sell new services to our existing customers. We may not be able to continue to grow our customer base, keep the cancellation rate for customers and services low or sell new services to existing customers as a result of several factors, including without limitation: economic pressures; the business failure of a current client or clients; a decision that customers have no need for our services; a decision to use alternative services; customers' and potential customers' pricing and budgetary constraints; consolidation in the real estate and/or financial services industries; data quality; technical problems; or competitive pressures. If clients cancel services or decide not to renew their subscription agreements, and we do not sell new services to our existing clients or attract new clients, then our renewal rate, and revenues may decline.

Competition could render our services uncompetitive. The market for information systems and services in general is highly competitive and rapidly changing. Competition in this market may increase further as a result of current recessionary economic conditions, as customer bases and customer spending have decreased and service providers are competing for fewer customer resources. Our existing competitors, or future competitors, may have greater name recognition, larger customer bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If we are unable to retain customers or obtain new customers, our revenues could decline. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

Our current or future geographic expansion plans may not result in increased revenues, which may negatively impact our business, results of operations and financial position. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. During 2012, we plan to continue to increase the depth of our coverage in the U.S., U.K. and France, and we may expand into additional geographies. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial position could be adversely affected. In addition, if we incur significant costs to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets or in new markets, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

If we are not able to successfully identify, finance and/or integrate acquisitions, our business operations and financial position could be adversely affected. We have expanded our markets and services in part through acquisitions of complementary businesses, services, databases and technologies, and expect to continue to do so in the future. Our strategy to acquire complementary companies or assets depends on our ability to identify, and the availability of, suitable acquisition candidates. We may incur costs in the preliminary stages of an acquisition, but may ultimately be unable or unwilling to consummate the proposed transaction for various reasons. In addition, acquisitions involve numerous risks, including the ability to realize or capitalize on synergy created through combinations; managing the integration of personnel and products; managing geographically remote operations, such as SPN in Scotland, Grecam S.A.S. in France, CoStar U.K. Limited, Propex and Property and Portfolio Research Ltd. in the U.K.; the diversion of management's attention from other business concerns; the inherent risks in entering markets and sectors in which we have either limited or no direct experience; and the potential loss of key employees or clients of the acquired companies. We may not successfully integrate acquired businesses or assets and may not achieve anticipated benefits of an acquisition, including expected synergies. Acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill and substantial amortization expenses of other intangible assets. We may be unable to obtain financing on favorable terms, or at all, if necessary to finance future acquisitions making it impossible or more costly to acquire complementary businesses. If we are able to obtain financing, the terms may be onerous and restrict our operations.

If we are unable to hire qualified persons for, or retain and continue to develop, our sales force, or if our sales force is unproductive, our revenues could be adversely affected. In order to support revenues and future revenue growth, we need to continue to develop, train and retain our sales force. Our ability to build and develop a strong sales force may be affected by a number of factors, including: our ability to attract, integrate and motivate sales personnel; our ability to effectively train our sales force; the ability of our sales force to sell an increased number of services; our ability to manage effectively an outbound telesales group; the length of time it takes new sales personnel to become productive; the competition we face from other companies in hiring and retaining sales personnel; and our ability to effectively manage a multi-location sales organization. If we are unable to hire qualified sales personnel and develop and retain the members of our sales force, including sales force management, or if our sales force is unproductive, our revenues or growth rate could decline and our expenses could increase. See "*We and LoopNet may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger*" for a discussion of the impact the pending merger with LoopNet may have on our ability to attract, retain and motivate members of our sales force.

Our business depends on retaining and attracting highly capable management and operating personnel. Our success depends in large part on our ability to retain and attract management and operating personnel, including our President and Chief Executive Officer, Andrew Florance, and our other officers and key employees. Our business requires highly skilled technical, sales, management, web development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, awards under a stock incentive plan and incentive bonuses for key executive officers. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of Mr. Florance or other key officers or employees. See "*We and LoopNet may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger*" for a discussion of the impact the pending merger with LoopNet may have on our ability to attract, retain and motivate members our management and operating personnel.

If we are unable to increase our revenues or our operating costs are higher than expected, our profitability may continue to decline and our operating results may fluctuate significantly. We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs and occupancy costs, are relatively fixed. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. We may experience higher than expected operating costs, including increased personnel costs, occupancy costs, selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. If operating costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced and our results of operations and financial position will be adversely affected. Additionally, we may not be able to sustain our historic revenue growth rates, and our percentage revenue growth rates may decline. Our ability to increase our revenues and operating profit will depend on increased demand for our services. Our sales are affected by, among other things, general economic and commercial real estate conditions. Reduced demand, whether due to changes in customer preference, a further weakening of the U.S. or global economy, competition or other reasons, may result in decreased revenue and growth, adversely affecting our operating results.

International operations expose us to additional business risks, which may reduce our profitability. Our international operations and expansion subject us to additional business risks, including: currency exchange rate fluctuations; adapting to the differing business practices and laws in foreign countries; difficulties in managing foreign operations; limited protection for intellectual property rights in some countries; difficulty in collecting accounts receivable and longer collection periods; costs of enforcing contractual obligations; impact of recessions in economies outside the U.S.; and potentially adverse tax consequences. In addition, international expansion imposes additional burdens on our executive and administrative personnel, systems development, research and sales departments, and general managerial resources. If we are not able to manage our international operations successfully, we may incur higher expenses and our profitability may be reduced. Finally, the investment required for additional international expansion could exceed the profit generated from such expansion, which would reduce our profitability and adversely affect our financial position.

Fluctuating foreign currencies may negatively impact our business, results of operations and financial position. Due to our acquisitions of CoStar U.K. Limited (formerly FOCUS Information Limited), SPN, Grecam S.A.S., Propex, and Property and Portfolio Research Ltd., a portion of our business is denominated in the British Pound and Euro and as a result, fluctuations in foreign currencies may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country's currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the British Pound or Euro may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

U.S. political, credit and financial market conditions may negatively impact or impair the value of our current portfolio of cash, cash equivalents and investments, including U.S. Treasury securities and U.S.-backed investments, as well as our access to credit. Our cash, cash equivalents and investments are held in a variety of common financial instruments, including U.S. treasury securities. Deterioration in the U.S. credit and financial markets may result in losses or deterioration in the fair value of our cash, cash equivalents, or investments. On August 5, 2011, Standard & Poor's lowered its long term sovereign credit rating on the United States of America from AAA to AA+. This downgrade, and any future downgrades of the U.S. credit rating, could impact the stability of future U.S. treasury auctions, affect the trading market for U.S. government securities, result in increased interest rates and impair access to credit. These factors could negatively impact the liquidity or valuation of our current portfolio of cash, cash equivalents, and investments, which may affect our ability to fund future obligations. Further, these factors may result in an increase in interest rates and borrowing costs and make it more difficult to obtain credit on acceptable terms, which may affect our ability to fund future obligations and increase the costs of obtaining financing for future obligations.

Negative conditions in the global credit markets may affect the liquidity of a portion of our long-term investments. Currently, our long-term investments include mostly AAA-rated auction rate securities ("ARS"), which are primarily student loan securities supported by guarantees from the Federal Family Education Loan Program ("FFELP") of the U.S. Department of Education. Continuing negative conditions in the global credit markets have prevented some investors from liquidating their holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. As of December 31, 2011, we held $27.3 million par value of ARS, all of which failed to settle at auctions. When an auction fails for ARS in which we have invested, we may be unable to liquidate some or all of these securities at par. In the event we need or desire to immediately access these funds, we will not be able to do so until a future auction on these investments is successful, a buyer is found outside the auction process or an alternative action is determined. If a buyer is found but is unwilling to purchase the investments at par, we may incur a loss, which would reduce our profitability and adversely affect our financial position.

Our ARS investments are not currently trading and therefore do not currently have a readily determinable market value. The estimated fair value of the ARS no longer approximates par value. We have used a discounted cash flow model to determine the estimated fair value of our investment in ARS as of December 31, 2011. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, credit spreads, timing and amount of cash flows, liquidity risk premiums, expected holding periods and default risk of the ARS. Based on this assessment of fair value, as of December 31, 2011, we determined there was a decline in the fair value of our ARS investments of approximately $2.7 million. The decline was deemed to be a temporary impairment and was recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. If the issuers of these ARS are unable to successfully close future auctions and/or their credit ratings deteriorate, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments, which would reduce our profitability and adversely affect our financial position.

We have not made any material changes in the accounting methodology used to determine the fair value of the ARS. We do not expect any material changes in the near term to the underlying assumptions used to determine the unobservable inputs used to calculate the fair value of the ARS as of December 31, 2011. However, if changes in these assumptions occur, and, should those changes be significant, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments.

We may be subject to legal liability for collecting, displaying or distributing information. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or information on our website supplied by third parties. We could also be subject to claims that the collection or provision of certain information breached laws and regulations relating to privacy and data protection. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against any claims. Our potential liability for information distributed by us to others could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our information and analytic services to users.

Litigation or government investigations in which we become involved may significantly increase our expenses and adversely affect our stock price. Currently and from time to time, we are a party to various lawsuits. Any lawsuits, threatened lawsuits or government investigations in which we are involved could cost us a significant amount of time and money to defend, could distract management's attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. We cannot make assurances that we will have any or sufficient insurance to cover any litigation claims.

An impairment in carrying value of goodwill could negatively impact our consolidated results of operations and net worth. Goodwill and identifiable intangible assets not subject to amortization are tested annually by each reporting unit on October 1st of each year for impairment and are tested for impairment more frequently based upon the existence of one or more indicators. We consider our operating segments, U.S. and International, as our reporting units under Financial Accounting Standards Board ("FASB") authoritative guidance for consideration of potential impairment of goodwill. We assess the impairment of long-lived assets, identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The existence of one or more of the following indicators could cause us to test for impairment prior to the annual assessment:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the manner of our use of acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends; or
- Significant decline in our market capitalization relative to net book value for a sustained period.

These types of events or indicators and the resulting impairment analysis could result in goodwill impairment charges in the future, which would reduce our profitability. Impairment charges could negatively affect our financial results in the periods of such charges, which may reduce our profitability. As of December 31, 2011, we had $91.8 million of goodwill, $67.5 million in our U.S. segment and $24.3 million in our International segment. We expect to record significant, additional goodwill in connection with the LoopNet merger if that transaction is consummated.

We may not be able to successfully introduce new or upgraded information and analytic services, which could decrease our revenues and our profitability. Our future business and financial success will depend on our ability to continue to introduce new and upgraded services into the marketplace. To be successful, we must adapt to rapid technological changes by continually enhancing our information and analytic services. Developing new services and upgrades to services imposes heavy burdens on our systems department, management and researchers. This process is costly, and we cannot assure you that we will be able to successfully develop and enhance our services. In addition, successfully launching and selling a new service puts pressure on our sales and marketing resources. If we are unable to develop new or upgraded services, then our customers may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. In addition, if we incur significant costs in developing new or upgraded services, are not successful in marketing and selling these new services or upgrades, or our customers fail to accept these new services, it could have a material adverse effect on our results of operations by decreasing our revenues and reducing our profitability.

Our expansion into the commercial real estate analytics sector may not be successful or may not result in increased revenues, which may negatively impact our business, results of operations and financial position. Expanding into the commercial real estate market research and forecasting arena imposes additional burdens on our research, systems development, sales, marketing and general management resources. During 2012, we expect to continue to expand our presence in the commercial real estate analytics sector. If we are unable to manage this expansion effectively or if our costs for this effort exceed our expectations, our financial position could be adversely affected. In addition, if we incur additional costs to expand our analytics services and we are not successful in marketing or selling these expanded services, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

As a result of consolidation of facilities, we may incur additional costs. We have taken, and may continue to take, actions that may increase our cost structure in the short-term but are intended to reduce certain portions of our long-term cost structure, such as consolidation of office space. As a result of consolidation of office space, we may reduce our long-term occupancy costs, but incur restructuring charges. If our long-term cost reduction efforts are ineffective or our estimates of cost savings are inaccurate, our profitability could be negatively impacted. Expected savings from relocating facilities can be highly variable and uncertain. Further, we may not be successful in achieving the operating efficiencies or operating cost reductions expected from these efforts in the amounts or at the times we anticipate.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, competitive position and operating results could be harmed. The success of our business depends in large part on the intellectual property involved in our methodologies, database, services and software. We rely on a combination of trade secret, patent, copyright and other laws, nondisclosure and noncompetition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our databases and the actual data. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in internet related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights. Our business could be significantly harmed if we are not able to protect our content and our other intellectual property. The same would be true if a court found that our services infringe other persons' intellectual property rights. Any intellectual property lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management's attention from operating our business. In addition, if we do not prevail on any intellectual property claims, this could result in a change to our methodology or information and analytic services and could reduce our profitability.

Technical problems that affect either our customers' ability to access our services, or the software, internal applications and systems underlying our services, could lead to reduced demand for our information and analytic services, lower revenues and increased costs. Our business increasingly depends upon the satisfactory performance, reliability and availability of our website, the internet and our service providers. Problems with our website, the internet or the services provided by our local exchange carriers or internet service providers could result in slower connections for our customers or interfere with our customers' access to our information and analytic services. If we experience technical problems in distributing our services, we could experience reduced demand for our information and analytic services. In addition, the software, internal applications and systems underlying our services are complex and may not be efficient or error-free. Our careful development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our customers' access to our information and analytic services, which could reduce the demand for our services, lower our revenues and increase our costs.

If we are not able to obtain and maintain accurate, comprehensive or reliable data, we could experience reduced demand for our information and analytic services. Our success depends on our clients' confidence in the comprehensiveness, accuracy and reliability of the data and analysis we provide. The task of establishing and maintaining accurate and reliable data and analysis is challenging. If our data, including the data we obtain from third parties, or analysis is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could result in lower revenues and higher expenses. Our U.S. researchers use integrated internal research processes to update our database. Any inefficiencies, errors, or technical problems with this application could reduce the quality of our data, which could result in reduced demand for our services, lower revenues and higher costs.

Temporary or permanent outages of our computers, software or telecommunications equipment could lead to reduced demand for our information and analytic services, lower revenues and increased costs. Our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or some other cause could harm our business. If we experience a failure that prevents us from delivering our information and analytic services to clients, we could experience reduced demand for our information and analytic services, lower revenues and increased costs.

Changes in accounting and reporting policies or practices may affect our financial results or presentation of results, which may affect our stock price. Changes in accounting and reporting policies or practices could reduce our net income, which reductions may be independent of changes in our operations. These reductions in reported net income could cause our stock price to decline. For example, in 2006, we adopted authoritative guidance for stock compensation, which required us to expense the value of granted stock options.

Our stock price may be negatively affected by fluctuations in our financial results. Our operating results, revenues and expenses may fluctuate as a result of changes in general economic conditions and also for many other reasons, many of which are outside of our control, such as: cancellations or non-renewals of our services; competition; our ability to control expenses; loss of clients or revenues; technical problems with our services; changes or consolidation in the real estate industry; our investments in geographic expansion and to increase coverage in existing markets; interest rate fluctuations; the timing and success of new service introductions and enhancements; successful execution of our expansion plans; data quality; the development of our sales force; managerial execution; employee retention; foreign currency and exchange rate fluctuations; inflation; successful adoption of and training on our services; litigation; acquisitions of other companies or assets; sales, brand enhancement and marketing promotional activities; client support activities; changes in client budgets; or our investments in other corporate resources. In addition, changes in accounting policies or practices may affect our level of net income. Fluctuations in our financial results, revenues and expenses may cause the market price of our common stock to decline.

Market volatility may have an adverse effect on our stock price. The trading price of our common stock has fluctuated widely in the past, and we expect that it will continue to fluctuate in the future. The price could fluctuate widely based on numerous factors, including: economic factors; quarter-to-quarter variations in our operating results; changes in analysts' estimates of our earnings; announcements by us or our competitors of technological innovations or new services; general conditions in the commercial real estate industry; developments or disputes concerning copyrights or proprietary rights or other legal proceedings; and regulatory developments. In addition, the stock market in general, and the shares of internet-related and other technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies and may have the same effect on the market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

On February 5, 2010, we purchased a 169,429 square-foot office building located at 1331 L Street, NW, in downtown Washington, DC, through our wholly owned subsidiary, 1331 L Street Holdings, LLC ("Holdings"), for use as our new headquarters and have since relocated to this location. This facility is used primarily by our U.S. segment. The lease for our previous headquarters in Bethesda, MD expired on October 15, 2010.

On February 2, 2011, Holdings and GLL L-Street 1331, LLC ("GLL"), an affiliate of Munich-based GLL Real Estate Partners GmbH, entered into a purchase and sale agreement pursuant to which (i) Holdings agreed to sell to GLL its interest in the office building located at 1331 L Street, NW, in downtown Washington, DC, and (ii) CoStar Realty Information, Inc. ("CoStar Realty"), our wholly owned subsidiary, agreed to enter into a lease expiring May 31, 2025 (with two 5-year renewal options) with GLL to lease back 149,514 square feet of the office space located in this building, which we continue to use as our corporate headquarters. The closing of the sale took place on February 18, 2011.

Our principal facility in the U.K. is located in London, England, where we occupy approximately 11,000 square feet of office space. Our lease for this facility has a maximum term ending October 20, 2018, with early termination at our option on October 21, 2013, with advance notice. This facility is used primarily by our International segment.

In addition to our downtown Washington, DC and London, England facilities, our research operations are principally run out of leased spaces in San Diego, California; Columbia, Maryland; Glasgow, Scotland; and Paris, France. Additionally, we lease office space in a variety of other metropolitan areas, which generally house our field sales offices. These locations include, without limitation, the following: New York; Los Angeles; Chicago; San Francisco; Sacramento; Boston; Manchester, England; Orange County, California; Philadelphia; Houston; Atlanta; Phoenix; Detroit; Pittsburgh; Fort Lauderdale; Denver; Dallas; Kansas City; Cleveland; Cincinnati; Indianapolis; Austin; Salt Lake City; Seattle; Portland and St. Louis. Our subsidiaries, PPR and Resolve Technology, share space with CoStar in one facility leased in Boston, Massachusetts. Our subsidiary, Virtual Premise, leases a facility in Atlanta, Georgia.

We believe these facilities are suitable and appropriately support our business needs.

Item 3. Legal Proceedings

Currently, and from time to time, we are involved in litigation incidental to the conduct of our business. We are not a party to any lawsuit or proceeding that, in the opinion of our management based on consultations with legal counsel, is likely to have a material adverse effect on our financial position or results of operations.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock. Our common stock is traded on the Nasdaq Global Select Market under the symbol "CSGP." The following table sets forth, for the periods indicated, the high and low daily closing prices per share of our common stock, as reported by the Nasdaq Global Select Market.

	High	Low
Year Ended December 31, 2010		
First Quarter	$ 42.97	$ 38.22
Second Quarter	$ 45.95	$ 38.80
Third Quarter	$ 49.53	$ 37.66
Fourth Quarter	$ 57.75	$ 48.86
Year Ended December 31, 2011		
First Quarter	$ 62.89	$ 55.58
Second Quarter	$ 72.84	$ 55.86
Third Quarter	$ 59.50	$ 46.70
Fourth Quarter	$ 68.39	$ 49.22

As of February 1, 2012, there were 559 holders of record of our common stock.

Dividend Policy. We have never declared or paid any dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial position and other factors deemed relevant by our Board of Directors. We do not anticipate paying any dividends on our common stock during the foreseeable future, but intend to retain any earnings for future growth of our business.

Recent Issues of Unregistered Securities. We did not issue any unregistered securities during the year ended December 31, 2011.

Issuer Purchases of Equity Securities. The following table is a summary of our repurchases of common stock during each of the three months in the quarter ended December 31, 2011:

ISSUER PURCHASES OF EQUITY SECURITIES

Month, 2011	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through 31	—	—	—	—
November 1 through 30	—	—	—	—
December 1 through 31	5,099	$65.93	—	—
Total	5,099 [(1)]	$65.93	—	—

[(1)] The number of shares purchased consists of shares of common stock tendered by employees to the Company to satisfy the employees' tax withholding obligations arising as a result of vesting of restricted stock grants under the Company's 1998 Stock Incentive Plan, as amended, and the Company's 2007 Stock Incentive Plan, as amended, which shares were purchased by the Company based on their fair market value on the vesting date. None of these share purchases were part of a publicly announced program to purchase common stock of the Company.

Stock Price Performance Graph

The stock performance graph below shows how an initial investment of $100 in our common stock would have compared to:

- An equal investment in the Standards & Poor's Stock 500 ("S&P 500") Index.
- An equal investment in the S&P 500 Application Software Index.

The comparison covers the period beginning December 31, 2006, and ending on December 31, 2011, and assumes the reinvestment of any dividends. You should note that this performance is historical and is not necessarily indicative of future price performance.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
CoStar Group, Inc.
S&P 500 Index
S&P 500 Application Software Index
DOLLARS
200
150
100
50
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Company / Index	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
CoStar Group, Inc.	100	88.22	61.50	77.99	107.47	124.59
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76
S&P 500 Application Software Index	100	111.07	60.72	97.04	130.42	114.62

Item 6. Selected Consolidated Financial and Operating Data

Selected Consolidated Financial and Operating Data
(in thousands, except per share data and other operating data)

The following table provides selected consolidated financial and other operating data for the five years ended December 31, 2011. The consolidated statement of operations data shown below for each of the three years ended December 31, 2009, 2010, and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from audited consolidated financial statements that are included in this report. The consolidated statement of operations data for each of the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008, and 2009 shown below are derived from audited consolidated financial statements for those years that are not included in this report.

	Year Ended December 31,				
Consolidated Statement of Operations Data:	**2007**	**2008**	**2009**	**2010**	**2011**
Revenues	$ 192,805	$ 212,428	$ 209,659	$ 226,260	$ 251,738
Cost of revenues	76,704	73,408	73,714	83,599	88,167
Gross margin	116,101	139,020	135,945	142,661	163,571
Operating expenses	98,249	99,232	104,110	119,886	141,800
Income from operations	17,852	39,788	31,835	22,775	21,771
Interest and other income, net	8,045	4,914	1,253	735	798
Income before income taxes	25,897	44,702	33,088	23,510	22,569
Income tax expense, net	9,946	20,079	14,395	10,221	7,913
Net income	$ 15,951	$ 24,623	$ 18,693	$ 13,289	$ 14,656
Net income per share – basic	$ 0.84	$ 1.27	$ 0.95	$ 0.65	$ 0.63
Net income per share – diluted	$ 0.82	$ 1.26	$ 0.94	$ 0.64	$ 0.62
Weighted average shares outstanding – basic	19,044	19,372	19,780	20,330	23,131
Weighted average shares outstanding – diluted	19,404	19,550	19,925	20,707	23,527

	As of December 31,				
Consolidated Balance Sheet Data:	**2007**	**2008**	**2009**	**2010**	**2011**
Cash, cash equivalents, short-term and long-term investments	$ 187,426	$ 224,590	$ 255,698	$ 239,316	$ 573,379
Working capital	167,441	183,347	203,660	188,279	521,401
Total assets	321,843	334,384	404,579	439,648	771,035
Total liabilities	40,038	30,963	45,573	58,146	111,858
Stockholders' equity	281,805	303,421	359,006	381,502	659,177

	As of December 31,				
Other Operating Data:	**2007**	**2008**	**2009**	**2010**	**2011**
Number of subscription client sites	14,467	15,920	16,020	16,781	18,183
Millions of properties in database	2.7	3.2	3.6	4.0	4.2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements," including statements about our beliefs and expectations. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated above in Item 1A. under the headings "Risk Factors — Cautionary Statement Concerning Forward-Looking Statements" and "—Risk Factors," as well as those described from time to time in our filings with the Securities and Exchange Commission.

All forward-looking statements are based on information available to us on the date of this filing and we assume no obligation to update such statements. The following discussion should be read in conjunction with our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission and the consolidated financial statements and related notes in this Annual Report on Form 10-K.

Overview

CoStar Group, Inc. (the "Company" or "CoStar") is the number one provider of information and analytic services to the commercial real estate industry in the U.S. and the U.K. based on the fact that we offer the most comprehensive commercial real estate database available, have the largest research department in the industry, provide more information and analytic services than any of our competitors and believe we generate more revenues than any of our competitors. We have created a standardized information and analytic platform where members of the commercial real estate and related business community can continuously interact and facilitate transactions by efficiently exchanging accurate and standardized commercial real estate information. Our integrated suite of online service offerings includes information about space available for lease, comparable sales information, tenant information, information about properties for sale, internet marketing services, analytical capabilities, information for clients' websites, information about industry professionals and their business relationships, data integration, and industry news. We also provide market research and analysis for commercial real estate investors and lenders via our PPR service offerings, portfolio and debt management and reporting capabilities through our Resolve Technology service offerings, and real estate management solutions, including lease administration and abstraction services, through our Virtual Premise service offerings. Our service offerings span all commercial property types, including office, industrial, retail, land, mixed-use, hospitality and multifamily.

Expansion and Development

We expect to develop and distribute new services, expand existing services within our current platform (including internationally), and expand and develop our sales and marketing organization. These initiatives are expected to include continued development of CoStarGo, enhancements to our core information services, including our suite of online services, and development of new services for our brokerage clients. Most recently, on August 15, 2011, we launched CoStarGo in the U.S.; CoStarGo is an iPad application that integrates our comprehensive property, tenant and comparable sales information in our suite of online products – CoStar Property Professional, CoStar Tenant and CoStar COMPS Professional. We supported the launch with an extensive marketing campaign during the third quarter of 2011, including a 34-city national launch tour to drive early adoption of the service. We incurred expenses of approximately $3.4 million during the third quarter of 2011 in connection with the launch of CoStarGo. We expect to continue to incur additional expenses associated with the marketing and sale of CoStarGo.

We also intend to continue to expand the coverage of our service offerings within our International segment and to integrate our International operations more fully with those in the U.S. We have gained operational efficiencies as a result of consolidating a majority of our U.K. research operations in one location in Glasgow and combining the majority of our remaining U.K. operations in one central location in London. We intend to introduce a consistent international platform of service offerings in the upcoming future. As part of our integration efforts, in 2007, we introduced the "CoStar Group" as the brand encompassing our international operations, and in early 2010 we launched Showcase, our Internet marketing service that provides commercial real estate professionals high quality internet lead generation, in the U.K. We expect to introduce CoStar Property Professional®, CoStar COMPS Professional®, CoStar Tenant® and CoStarGo™, our iPad application, in the U.K. in the upcoming future. Additionally, we plan to upgrade back end research operations, fulfillment and CRM systems in the U.K. to support these new U.K. services. In order to implement these services in the U.K., we have incurred, and expect to incur increased development costs. We believe that our continued investments in U.S. products, internationalization of our products and integration efforts have created a platform for long-term growth, which we intend to continue to develop, invest in and expand.

Any future product development or expansion of services could reduce our profitability and increase our capital expenditures. Therefore, while we expect current service offerings to remain profitable, driving overall earnings throughout 2012 and providing substantial cash flow for our business, it is possible that any new investments could cause us to generate losses and negative cash flow from operations in the future.

Our goal is to provide additional tools that make our research and analytics even more valuable to subscribers. For example, we are focusing on further integration and development of the services offered by the companies we have most recently acquired, PPR, Resolve Technology and Virtual Premise. We have launched an initiative to develop a lease discounted cash flow ("LDCF") forecasting and valuation solution that effectively integrates the combined capabilities of CoStar's market and property information and PPR's analytics and forecasting expertise with Resolve Technology's and Virtual Premise's commercial real estate investment and management software expertise. In order to implement this initiative, we have incurred, and expect to continue to incur additional costs. While our investments in PPR, Resolve Technology and Virtual Premise have resulted and may continue to result in an increase in expenses, our revenues have also increased as a result of these acquisitions, and we have experienced increased cross-selling opportunities among CoStar and the acquired companies.

On April 27, 2011, we signed a definitive agreement to acquire LoopNet. Pursuant to the merger agreement, as a result of the merger (a) each outstanding share of LoopNet common stock will be converted into a unit consisting of (i) $16.50 in cash, without interest and (ii) 0.03702 shares of CoStar common stock, and (b) each outstanding share of LoopNet Series A Convertible Preferred Stock, unless previously converted into LoopNet common stock, will be converted into a unit consisting of (i) the product of 148.80952 multiplied by the Cash Consideration and (ii) the product of 148.80952 multiplied by the Stock Consideration, representing a total equity value of approximately $860.0 million and an enterprise value of $762.0 million as of April 27, 2011. The holders of LoopNet's Series A Convertible Preferred Stock delivered contingent conversion notices to LoopNet pursuant to which such shares will be converted into LoopNet common stock immediately prior to, and contingent upon, the completion of the merger. The boards of directors of CoStar and LoopNet have unanimously approved the transaction, and the holders of a majority of the outstanding shares of LoopNet's common stock and Series A Preferred Stock, voting together as a single class on an as-converted basis, have approved adoption of the merger agreement on July 11, 2011.

We intend to fund the cash portion of the consideration payable to LoopNet stockholders in the merger through a combination of cash on hand, including the net proceeds of approximately $247.9 million from an equity offering we completed in June 2011 and the proceeds of a $175.0 million term loan facility available to us under a Credit Agreement, dated February 16, 2012, by and among CoStar, as borrower, CoStar Realty Information, Inc., as co-borrower, the lenders from time to time party thereto and JPMorgan Bank, as administrative agent. The obligation of the lenders to make the loans under the Credit Agreement is subject to the simultaneous closing of the merger with LoopNet and the satisfaction of certain other conditions precedent. The proceeds of a $50 million revolving credit facility also available to us under the Credit Agreement may be used, on the closing date of the LoopNet merger, to pay for transaction costs related to the merger and, thereafter, for working capital and other general corporate purposes. In addition, we received a commitment letter from J.P. Morgan Bank on April 27, 2011 for a fully committed term loan of $415.0 million and a $50.0 million revolving credit facility, of which $37.5 million is committed. This commitment letter remains outstanding and available, subject to customary conditions, to fund the LoopNet acquisition and our ongoing working capital needs following the closing. However, we do not currently anticipate utilizing this commitment.

The LoopNet transaction is subject to customary closing conditions, including expiration or termination of the waiting period under the HSR Act. As previously disclosed in the proxy statement/prospectus dated June 6, 2011, both CoStar and LoopNet filed notification and report forms with the Department of Justice and the FTC pursuant to the HSR Act, on May 31, 2011. As a result, the waiting period under the HSR Act with respect to the proposed merger between CoStar and LoopNet (the "merger") was scheduled to expire on June 30, 2011. As previously reported in a Current Report on Form 8-K, on June 30, 2011, CoStar and LoopNet each received a request for additional information (commonly referred to as a "second request") from the FTC with respect to the proposed merger. At the FTC's request, CoStar and LoopNet subsequently agreed to extend the waiting period imposed by the HSR Act from 30 to 60 days after the date of substantial compliance with the second request unless that period is extended voluntarily by the parties or terminated sooner by the FTC. On November 4, 2011, each of the Company and LoopNet certified as to its substantial compliance with the second request. As previously disclosed on January 3, 2012, CoStar and LoopNet voluntarily agreed to further extend the waiting period imposed by the HSR Act on a 45-day rolling basis to allow them to engage in discussions with the FTC to determine whether there is a possible basis for, and to discuss the possible terms of, a mutually acceptable consent order that would allow the merger to close. On January 31, 2012, CoStar and LoopNet mutually agreed to extend the date after which either party may individually elect to terminate the merger agreement from January 31, 2012 to April 30, 2012. While there can be no assurance that agreement on the terms of a possible consent order can be reached in a timely manner or at all, the Company believes the discussions with the FTC Staff are currently proceeding constructively and the Company is hopeful that they will in the near term result in an agreement with the FTC Staff on the terms of such a consent order, subject to FTC approval.

In certain circumstances set forth in the LoopNet merger agreement, if the merger is not consummated or the agreement is terminated, LoopNet may be obligated to pay us a termination fee of $25.8 million. Similarly, in certain circumstances set forth in the merger agreement, if the merger is not consummated or the agreement is terminated, we may be obligated to pay LoopNet a termination fee of $51.6 million.

In light of our agreement to acquire LoopNet, we are currently evaluating how best to integrate the two businesses. We expect that while we await final antitrust approval of the transaction we will continue to assess and finalize any plans for additional investments in our business for the foreseeable future. At this time, we expect to continue to develop and distribute new services within our current platform. We expect to continue our efforts to integrate the combined capabilities of CoStar's market and property information and PPR's analytics and forecasting expertise with Resolve Technology's real estate investment software expertise. We also plan to continue efforts to integrate Virtual Premise's real estate management solutions with CoStar's business.

While we expect current service offerings to remain profitable, driving overall earnings for 2012 and providing substantial cash flow for our business, our proposed merger with LoopNet and the subsequent integration of our two businesses could reduce our profitability, cause us to generate losses and adversely affect our financial position. Further, our credit facilities contain restrictive covenants that will restrict our operations and use of our cash flow if the LoopNet acquisition is completed.

Market Conditions

There continue to be clear signs of improving conditions in the commercial real estate industry, including strong leasing activity and positive net absorption of office space. However, the extent and duration of continued improvement of the economy and the commercial real estate industry is unknown. Continuing risks related to lower than expected job growth, spiking energy costs and uncertainty over U.S. and global economic issues may impede the ability and willingness of clients to purchase services from us or result in reductions of services purchased.

In some cases, the business operations of some of our clients continue to be negatively affected by challenging economic conditions in the U.S. and the world, resulting at times in business consolidations and, in some circumstances, business failure. If cancellations, reductions of services and failures to pay increase, and we are unable to offset the resulting decrease in revenue by increasing sales to new or existing customers, our revenues may decline or grow at reduced rates. We compete against many other commercial real estate information and analytic service providers for business. If customers choose to cancel our services for cost-cutting or other reasons, our revenue could decline.

Financial Matters

Our financial reporting currency is the U.S. dollar. Changes in exchange rates can significantly affect our reported results and consolidated trends. We believe that our increasing diversification beyond the U.S. economy through our international businesses benefits our stockholders over the long term. We also believe it is important to evaluate our operating results before and after the effect of currency changes, as it may provide a more accurate comparison of our results of operations over historical periods. Currency exchange rate volatility may continue, which may impact (either positively or negatively) our reported financial results and consolidated trends and period-to-period comparisons of our consolidated operations.

We currently issue stock options and/or restricted stock to our officers, directors and employees, and as a result we record additional compensation expense in our consolidated statements of operations. We plan to continue the use of stock-based compensation for our officers, directors and employees, which may include, among other things, restricted stock, restricted stock units or stock option grants that typically will require us to record additional compensation expense in our consolidated statements of operations and reduce our net income.

Property Developments

On February 5, 2010, we took advantage of favorable market conditions and purchased an office building in downtown Washington, DC for $41.25 million for use as our new headquarters and have since relocated to this location (the "DC Office Building"). The lease for our previous headquarters in Bethesda, MD expired on October 15, 2010; therefore, we incurred overlapping occupancy costs through the end of the Bethesda lease term as we transitioned to our new headquarters. We were able to create value through our occupancy of the DC Office Building and on February 18, 2011 sold the building for aggregate consideration of $101.0 million, $15.0 million of which was designated to fund additional build-out and planned improvements at the building. Approximately $12.5 million of the $15.0 million additional build-out is recorded as a leasehold improvement in property and equipment. As part of the sale, we entered into a long-term lease with the buyer to lease back approximately 88% of the office space, where our corporate headquarters is expected to remain.

During the third quarter of 2011, we incurred approximately $1.5 million of restructuring costs associated with the consolidation of our White Marsh, Maryland office with our Columbia, Maryland and Washington, DC offices.

Subscription-Based Services

Our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional, and FOCUS services currently generate approximately 94% of our total revenues. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and comprise our primary service offering in our U.S. operating segment. FOCUS is our primary service offering in our International operating segment. The majority of our contracts for our subscription-based information services typically have a minimum term of one year and renew automatically. Upon renewal, many of the subscription contract rates may change in accordance with contract provisions or as a result of contract renegotiations. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based information services rather than fees based on actual system usage. Contract rates are generally based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis. We recognize this revenue on a straight-line basis over the life of the contract. Annual and quarterly advance payments result in deferred revenue, substantially reducing the working capital requirements generated by accounts receivable.

For the twelve months ended December 31, 2011 and 2010, our contract renewal rate for subscription-based services was approximately 93% and 90%, respectively, and therefore our cancellation rate was approximately 7% and 10%, respectively, for the same periods of time. Our contract renewal rate is a quantitative measurement that is typically closely correlated with our revenue results. As a result, management also believes that the rate may be a reliable indicator of short-term and long-term performance. Our trailing twelve-month contract renewal rate may decline if negative economic conditions lead to greater business failures and/or consolidations among our clients, further reductions in customer spending, or decreases in our customer base.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. The following accounting policies involve a "critical accounting estimate" because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different acceptable assumptions would yield different results. Changes in the accounting estimates are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary.

Fair Value of Auction Rate Securities

Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. There is a three-tier fair value hierarchy, which categorizes assets and liabilities by the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. Our Level 3 assets consist of auction rate securities ("ARS"), whose underlying assets are primarily student loan securities supported by guarantees from the Federal Family Education Loan Program ("FFELP") of the U.S. Department of Education.

Our ARS investments are not currently trading and therefore do not currently have a readily determinable market value. The estimated fair value of the ARS no longer approximates par value. We have used a discounted cash flow model to determine the estimated fair value of our investment in ARS as of December 31, 2011. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, credit spreads, timing and amount of cash flows, liquidity risk premiums, expected holding periods and default risk of the ARS. Based on this assessment of fair value, as of December 31, 2011, we determined there was a decline in the fair value of our ARS investments of approximately $2.7 million. The decline was deemed to be a temporary impairment and recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. If the issuers of these ARS are unable to successfully close future auctions and/or their credit ratings deteriorate, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments, which would reduce our profitability and adversely affect our financial position.

We have not made any material changes in the accounting methodology used to determine the fair value of the ARS. We do not expect any material changes in the near term to the underlying assumptions used to determine the unobservable inputs used to calculate the fair value of the ARS as of December 31, 2011. However, if changes in these assumptions occur, and, should those changes be significant, we may be exposed to additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments.

Fair Value of Deferred Consideration

We had no Level 3 liabilities as of December 31, 2011. As of December 31, 2010, we held Level 3 liabilities for deferred consideration related to the October 19, 2009 acquisition of Resolve Technology. The deferred consideration totaled $3.2 million as of December 31, 2010 and included (i) a potential deferred cash payment two years after closing based on the incremental growth of Resolve Technology's revenue, and (ii) other potential deferred cash payments for successful completion of operational and sales milestones during the period from closing through October 31, 2013, which period may be extended by the parties to a date no later than December 31, 2014. On June 24, 2011, we made a payment to the seller of Resolve Technology of $500,000 as a result of the successful completion of one of the operational milestones. On September 8, 2011, we entered into an agreement to settle all remaining potential deferred cash payments due under the original agreement. Under the terms of the agreement, we made a payment of $1.6 million on September 14, 2011 to settle the entire obligation. We reversed the remaining $1.2 million originally recorded as deferred consideration by reducing general and administrative expense during the three months ended September 30, 2011.

Prior to the settlement on September 8, 2011, we used a discounted cash flow model to determine the estimated fair value of our Level 3 liabilities. The significant assumptions used in preparing the discounted cash flow model included the discount rate, estimates for future incremental revenue growth and probabilities for completion of operational and sales milestones.

Stock-Based Compensation

We account for equity instruments issued in exchange for employee services using a fair-value based method and we recognize the fair value of such equity instruments as an expense in the consolidated statements of operations. We estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model, which requires us to estimate the dividend yield, expected volatility, risk-free interest rate and expected life of the stock option. These assumptions and the estimation of expected forfeitures are based on multiple factors, including historical employee behavior patterns of exercising options and post-employment termination behavior, expected future employee option exercise patterns, and the historical volatility of the Company's stock price.

We do not expect any material changes in the near term to the underlying assumptions used to calculate stock-based compensation expense for the twelve months ended December 31, 2011. However, if significant changes in these assumptions occur, they could have a material impact on our stock-based compensation expense.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the impairment of long-lived assets, identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Judgments made by management relate to the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows of the carrying amounts of such assets. The accuracy of these judgments may be adversely affected by several factors, including the factors listed below:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends; or
- Significant decline in our market capitalization relative to net book value for a sustained period.

When we determine that the carrying value of long-lived and identifiable intangible assets may not be recovered based upon the existence of one or more of the above indicators, we test for impairment.

Goodwill and identifiable intangible assets that are not subject to amortization are tested annually for impairment by each reporting unit on October 1 of each year and are also tested for impairment more frequently based upon the existence of one or more of the above indicators. We consider our operating segments, U.S. and International, as our reporting units under FASB authoritative guidance for consideration of potential impairment of goodwill.

The goodwill impairment test is a two-step process. The first step is to determine the fair value of each reporting unit. We estimate the fair value of each reporting unit based on a projected discounted cash flow model that includes significant assumptions and estimates including our future financial performance and a weighted average cost of capital. The fair value of each reporting unit is compared to the carrying amount of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then the second step of the process is performed to measure the impairment loss. We measure impairment loss based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk in our current business model. As of October 1, 2011, the date of our most recent impairment analysis, the estimated fair value of each of our reporting units substantially exceeded the carrying value of our reporting units. There have been no events or changes in circumstances since the date of our impairment analysis on October 1, 2011 that would indicate that the carrying value of either reporting unit may not be recoverable.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and assess the temporary differences resulting from differing treatment of items, such as deferred revenue or deductibility of certain intangible assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that it is more-likely-than not that some portion or all of our deferred tax assets will not be realized, we must establish a valuation allowance. To the extent we establish a valuation allowance or change the allowance in a period, we must reflect the corresponding increase or decrease within the tax provision in the consolidated statements of operations.

Non-GAAP Financial Measures

We prepare and publicly release quarterly unaudited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial measures in our public releases, investor conference calls and filings with the Securities and Exchange Commission. The non-GAAP financial measures that we may disclose include EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share. EBITDA is our net income (loss) before interest, income taxes, depreciation and amortization. We typically disclose EBITDA on a consolidated and an operating segment basis in our earnings releases, investor conference calls and filings with the Securities and Exchange Commission. Adjusted EBITDA is different from EBITDA because we further adjust EBITDA for stock-based compensation expense, acquisition-related costs, restructuring costs, headquarters acquisition and transition related costs and settlements and impairments incurred outside our ordinary course of business. Non-GAAP net income and non-GAAP net income per diluted share are similarly adjusted for stock-based compensation expense, acquisition-related costs, restructuring costs, headquarters acquisition and transition related costs, settlement and impairment costs incurred outside our ordinary course of business as well as purchase amortization and other related costs. We may disclose adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share on a consolidated basis in our earnings releases, investor conference calls and filings with the Securities and Exchange Commission. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our results of operations to our previously reported results of operations or to those of other companies in our industry.

We view EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share as operating performance measures and as such we believe that the most directly comparable GAAP financial measure is net income (loss). In calculating EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share, we exclude from net income (loss) the financial items that we believe should be separately identified to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the material limitations on the use of these non-GAAP financial measures as a result of these exclusions. EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share are not measurements of financial performance under GAAP and should not be considered as a measure of liquidity, as an alternative to net income (loss) or as an indicator of any other measure of performance derived in accordance with GAAP. Investors and potential investors in our securities should not rely on EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share as a substitute for any GAAP financial measure, including net income (loss). In addition, we urge investors and potential investors in our securities to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q that are filed with the Securities and Exchange Commission, as well as our quarterly earnings releases, and compare the GAAP financial information with our EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share.

EBITDA, adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share may be used by management to internally measure our operating and management performance and may be used by investors as supplemental financial measures to evaluate the performance of our business. We believe that these non-GAAP measures, when viewed with our GAAP results and the accompanying reconciliation, provide additional information that is useful to understand the factors and trends affecting our business. We have spent more than 24 years building our database of commercial real estate information and expanding our markets and services partially through acquisitions of complementary businesses. Due to the expansion of our information and analytic services, which included acquisitions, our net income (loss) has included significant charges for purchase amortization, depreciation and other amortization, acquisition costs and restructuring costs. Adjusted EBITDA, non-GAAP net income and non-GAAP net income per diluted share exclude these charges and provide meaningful information about the operating performance of our business, apart from charges for purchase amortization, depreciation and other amortization, acquisition costs, restructuring costs and settlement and impairment costs incurred outside our ordinary course of business. We believe the disclosure of non-GAAP measures can help investors meaningfully evaluate and compare our performance from quarter to quarter and from year to year. We also believe the non-GAAP measures we disclose are measures of our ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, stock-based compensation expenses, acquisition costs, headquarters acquisition and transition related costs, restructuring costs and settlement and impairment costs incurred outside our ordinary course of business, provides additional information about our cost structure, and, over time, helps track our operating progress. In addition, investors, securities analysts and others have regularly relied on EBITDA and may rely on adjusted EBITDA, non-GAAP net income or non-GAAP net income per diluted share to provide a financial measure by which to compare our operating performance against that of other companies in our industry.

Set forth below are descriptions of the financial items that have been excluded from our net income (loss) to calculate EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to net income (loss):

- Purchase amortization in cost of revenues may be useful for investors to consider because it represents the use of our acquired database technology, which is one of the sources of information for our database of commercial real estate information. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- Purchase amortization in operating expenses may be useful for investors to consider because it represents the estimated attrition of our acquired customer base and the diminishing value of any acquired trade names. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- Depreciation and other amortization may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- The amount of net interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of net interest income to be a representative component of the day-to-day operating performance of our business.

- Income tax expense (benefit) may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes during the period and may reduce the amount of funds otherwise available for use in our business. However, we do not consider the amount of income tax expense (benefit) to be a representative component of the day-to-day operating performance of our business.

Set forth below are descriptions of the financial items that have been excluded from our net income (loss) to calculate adjusted EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to net income (loss):

- Purchase amortization in cost of revenues, purchase amortization in operating expenses, depreciation and other amortization, interest income, net, and income tax expense (benefit) as previously described above with respect to the calculation of EBITDA.

- Stock-based compensation expense may be useful for investors to consider because it represents a portion of the compensation of our employees and executives. Determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expenses recorded may bear little resemblance to the actual value realized upon the future exercise or termination of the related stock-based awards. Therefore, we believe it is useful to exclude stock-based compensation in order to better understand the long-term performance of our core business.

- The amount of acquisition-related costs incurred may be useful for investors to consider because they generally represent professional service fees and direct expenses related to the acquisition. Because we do not acquire businesses on a predictable cycle we do not consider the amount of acquisition-related costs to be a representative component of the day-to-day operating performance of our business.

- The amount of restructuring costs incurred may be useful for investors to consider because they generally represent costs incurred in connection with a change in the makeup of our properties or personnel. We do not consider the amount of restructuring related costs to be a representative component of the day-to-day operating performance of our business.

- The amount of headquarters acquisition and transition related costs incurred may be useful for investors to consider because they generally represent the overlapping rent and building carrying costs, legal costs and other related costs incurred to relocate our headquarters. We do not believe these charges necessarily reflect the current and ongoing charges related to our operating cost structure.

- The amount of material settlement and impairment costs incurred outside of our ordinary course of business may be useful for investors to consider because they generally represent gains or losses from the settlement of litigation matters. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

The financial items that have been excluded from our net income (loss) to calculate non-GAAP net income and non-GAAP net income per diluted share are stock-based compensation, acquisition-related costs, restructuring costs, headquarter acquisition and transition related costs and settlement and impairment costs incurred outside our ordinary course of business. These items are discussed above with respect to the calculation of adjusted EBITDA along with the material limitations associated with using this non-GAAP financial measure as compared to net income (loss). We subtract an assumed provision for income taxes to calculate non-GAAP net income. We assume a 40% tax rate in order to approximate our long-term effective corporate tax rate.

Non-GAAP net income per diluted share is a non-GAAP financial measure that represents non-GAAP net income divided by the number of diluted shares outstanding for the period used in the calculation of GAAP net income per diluted share.

Management compensates for the above-described limitations of using non-GAAP measures by using a non-GAAP measure only to supplement our GAAP results and to provide additional information that is useful to understand the factors and trends affecting our business.

The following table shows our EBITDA reconciled to our net income and our net cash flows from operating, investing and financing activities for the indicated periods (in thousands):

	Year Ended December 31,		
	2009	**2010**	**2011**
Net income	$ 18,693	$ 13,289	$ 14,656
Purchase amortization in cost of revenues	2,389	1,471	1,353
Purchase amortization in operating expenses	3,412	2,305	2,237
Depreciation and other amortization	8,875	9,873	9,262
Interest income, net	(1,253)	(735)	(798)
Income tax expense, net	14,395	10,221	7,913
EBITDA	$ 46,511	$ 36,424	$ 34,623
Net cash flows provided by (used in)			
Operating activities	$ 38,445	$ 39,269	$ 25,685
Investing activities	$ 4,532	$ (40,504)	$ 58,366
Financing activities	$ 2,172	$ 2,042	$ 254,780

Consolidated Results of Operations

The following table provides our selected consolidated results of operations for the indicated periods (in thousands of dollars and as a percentage of total revenue):

	Year Ended December 31,					
	2009		2010		2011	
Revenues	$ 209,659	100.0 %	$ 226,260	100.0 %	$ 251,738	100.0 %
Cost of revenues	73,714	35.2	83,599	36.9	88,167	35.0
Gross margin	135,945	64.8	142,661	63.1	163,571	65.0
Operating expenses:						
Selling and marketing	42,508	20.3	52,455	23.2	61,164	24.3
Software development	13,942	6.6	17,350	7.7	20,037	8.0
General and administrative	44,248	21.1	47,776	21.1	58,362	23.2
Purchase amortization	3,412	1.6	2,305	1.0	2,237	0.9
Total operating expenses	104,110	49.7	119,886	53.0	141,800	56.4
Income from operations	31,835	15.2	22,775	10.1	21,771	8.6
Interest and other income, net	1,253	0.6	735	0.3	798	0.3
Income before income taxes	33,088	15.8	23,510	10.4	22,569	8.9
Income tax expense, net	14,395	6.9	10,221	4.5	7,913	3.1
Net income	$ 18,693	8.9 %	$ 13,289	5.9 %	$ 14,656	5.8 %

Comparison of Year Ended December 31, 2011 and Year Ended December 31, 2010

Revenues. Revenues increased to $251.7 million in 2011, from $226.3 million in 2010. The increase in revenues of approximately $25.4 million is primarily attributable to further penetration of our subscription-based information services and successful cross-selling of our services to our customers in existing markets, combined with continued high renewal rates. Our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS, currently generate approximately 94% of our total revenues.

Gross Margin. Gross margin increased to $163.6 million in 2011, from $142.7 million in 2010. The gross margin percentage increased to 65.0% in 2011, from 63.1% in 2010. The increase in the gross margin amount and percentage was principally due to a $25.4 million increase in revenue partially offset by an increase in cost of revenues. Cost of revenues increased to $88.2 million in 2011, from $83.6 million in 2010. The increase in cost of revenues was principally due to an increase in research personnel costs.

Selling and Marketing Expenses. Selling and marketing expenses increased to $61.2 million in 2011, from $52.5 million in 2010, and increased as a percentage of revenues to 24.3% in 2011, from 23.2% in 2010. The increase in the amount and percentage of selling and marketing expenses was primarily due to an increase in sales personnel costs of approximately $4.9 million and the marketing effort related to the launch of CoStarGo of approximately $3.4 million.

Software Development Expenses. Software development expenses increased to $20.0 million in 2011, from $17.4 million in 2010, and increased as a percentage of revenues to 8.0% in 2011, from 7.7% in 2010. The increase in the amount and percentage of software development expense was primarily due to increased personnel costs to support new development efforts.

General and Administrative Expenses. General and administrative expenses increased to $58.4 million in 2011, from $47.8 million in 2010, and increased as a percentage of revenues to 23.2% in 2011, from 21.1% in 2010. The increase in the amount and percentage of general and administrative expenses was principally due to the incurrence of approximately $14.2 million in acquisition-related costs in connection with the pending LoopNet acquisition, and approximately $1.5 million in lease restructuring charges related to the consolidation of our White Marsh, Maryland office. These increases are partially offset by the deferred consideration adjustment of approximately $1.2 million in September 2011 related to the October 19, 2009 acquisition of Resolve Technology. Additionally, during 2010 we incurred expenses that did not recur in 2011, including the $2.0 million accrual of our litigation with Nokia U.K. Limited in June 2010, approximately $800,000 accrued in anticipation of the settlement of the litigation in the United States District Court for the Southern District of California in June 2010, as well as the lease restructuring charges related to the consolidation of our Boston, Massachusetts office of approximately $1.3 million in September 2010.

Purchase Amortization. Purchase amortization remained relatively constant at approximately $2.2 million in 2011, from $2.3 million in 2010.

Interest and Other Income, Net. Interest and other income, net remained relatively constant at approximately $800,000 in 2011, compared to approximately $700,000 in 2010.

Income Tax Expense, Net. Income tax expense, net decreased to $7.9 million in 2011, from $10.2 million in 2010. This decrease was primarily due to tax benefits resulting from the move of our headquarters to Washington, DC.

Comparison of Business Segment Results for Year Ended December 31, 2011 and Year Ended December 31, 2010

We manage our business geographically in two operating segments, with our primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France. Management relies on an internal management reporting process that provides revenue and operating segment EBITDA, which is our net income before interest, income taxes, depreciation and amortization. Management believes that operating segment EBITDA is an appropriate measure for evaluating the operational performance of our operating segments. EBITDA is used by management to internally measure our operating and management performance and to evaluate the performance of our business. However, this measure should be considered in addition to, not as a substitute for or superior to, income from operations or other measures of financial performance prepared in accordance with GAAP.

Segment Revenues. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and comprise our primary service offering in our U.S. operating segment. U.S. revenues increased to $233.4 million from $208.5 million for the years ended December 31, 2011 and 2010, respectively. This increase in U.S. revenue was primarily due to further penetration of our subscription-based information services, and successful cross-selling of our services to our customers in existing markets, combined with continued high renewal rates. FOCUS is our primary service offering in our International operating segment. International revenues increased to $18.4 million from $17.8 million for the years ended December 31, 2011 and 2010, respectively. This increase was primarily due to foreign currency fluctuations. Intersegment revenue remained relatively constant at $1.1 million for the year ended December 31, 2011, compared to $1.3 million for the year ended December 31, 2010. Intersegment revenue is attributable to services performed for the Company's wholly owned subsidiary, PPR, by Property and Portfolio Research Ltd., a wholly owned subsidiary of PPR. Intersegment revenue is recorded at an amount the Company believes approximates fair value. Intersegment revenue is eliminated from total revenues.

Segment EBITDA. U.S. EBITDA decreased to $38.1 million from $39.6 million for the years ended December 31, 2011 and 2010, respectively. The decrease in U.S. EBITDA was due primarily to approximately $14.2 million in acquisition-related costs for the year ended December 31, 2011 as a result of the pending LoopNet acquisition, approximately $1.5 million in lease restructuring charges related to the consolidation of our White Marsh, Maryland office, approximately $3.4 million due to the marketing effort related to the launch of CoStarGo as well as increased personnel costs of approximately $11.0 million. These decreases in U.S. EBITDA are partially offset by an approximate $24.9 million increase in revenues for the year ended December 31, 2011 from the year ended December 31, 2010 and the deferred consideration adjustment of approximately $1.2 million in September 2011 related to the October 19, 2009 acquisition of Resolve Technology. Additionally, during 2010 we incurred expenses that did not recur in 2011, including approximately $800,000 accrued in anticipation of the settlement of the litigation in the United States District Court for the Southern District of California in June 2010 as well as the lease restructuring charges related to the consolidation of our Boston, Massachusetts office of approximately $1.3 million in September 2010. International EBITDA decreased to a higher loss of $3.5 million for the year ended December 31, 2011 from a $3.2 million loss for the year ended December 31, 2010. This higher loss was primarily due to increased personnel costs of approximately $1.5 million and other expenses of approximately $800,000 for the year ended December 31, 2011, partially offset by approximately $2.0 million connection with the settlement of our litigation with Nokia U.K. Limited in 2010 that did not recur in 2011. International EBITDA includes a corporate allocation of approximately $800,000 and $400,000 for the years ended December 31, 2011 and 2010, respectively. The corporate allocation represents costs incurred for U.S. employees involved in international management and expansion activities.

Comparison of Year Ended December 31, 2010 and Year Ended December 31, 2009

Revenues. Revenues increased to $226.3 million in 2010, from $209.7 million in 2009. The increase in revenues of approximately $16.6 million is primarily due to additional revenue from our July 2009 acquisition of PPR. Our subscription-based information services consist primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS. As of December 31, 2010, our subscription-based information services represented more than 94% of our total revenues.

Gross Margin. Gross margin increased to $142.7 million in 2010, from $135.9 million in 2009. The increase in the amount of gross margin was principally due to a $16.6 million increase in revenue partially offset by an increase in cost of revenues. The gross margin percentage decreased to 63.1% in 2010, from 64.8% in 2009. The decrease in the percentage of gross margin was principally due to an increase in the cost of revenues. Cost of revenues increased to $83.6 million in 2010, from $73.7 million in 2009. The increase in cost of revenues was principally due to additional cost of revenues of approximately $7.4 million included as a result of our July 2009 acquisition of PPR and our October 2009 acquisition of Resolve Technology.

Selling and Marketing Expenses. Selling and marketing expenses increased to $52.5 million in 2010, from $42.5 million in 2009, and increased as a percentage of revenues to 23.2% in 2010, from 20.3% in 2009. The increase in the amount and percentage of selling and marketing expenses was primarily due to increased costs of approximately $6.1 million due to increased sales personnel costs, as well as additional selling and marketing expenses of approximately $1.7 million included as a result of our July 2009 acquisition of PPR and our October 2009 acquisition of Resolve Technology.

Software Development Expenses. Software development expenses increased to $17.4 million in 2010, from $13.9 million in 2009, and increased as a percentage of revenues to 7.7% in 2010, from 6.6% in 2009. The increase in the amount and percentage of software development expense was primarily due to additional software development expenses included as a result of our July 2009 acquisition of PPR and our October 2009 acquisition of Resolve Technology.

General and Administrative Expenses. General and administrative expenses increased to $47.8 million in 2010, from $44.2 million in 2009, and remained relatively constant as a percentage of revenues at 21.1% in 2010 and 2009. The increase in the amount of general and administrative expenses was principally due to $2.8 million recorded for the settlement of two litigation matters in June 2010, the 2010 lease restructuring charge of approximately $1.3 million, and additional general and administrative expense of approximately $2.0 million included as a result of our July 2009 acquisition of PPR and our October 2009 acquisition of Resolve Technology, partially offset by a decrease in bad debt expense of approximately $3.0 million.

Purchase Amortization. Purchase amortization decreased to $2.3 million in 2010, from $3.4 million in 2009, and decreased as a percentage of revenues to 1.0% in 2010, from 1.6% in 2009. The decrease in purchase amortization expense is due to the completion of amortization for certain identifiable intangible assets in 2010.

Interest and Other Income, Net. Interest and other income, net decreased to approximately $700,000 in 2010, from $1.3 million in 2009, primarily due to lower short-term investment balances.

Income Tax Expense, Net. Income tax expense, net decreased to $10.2 million in 2010, from $14.4 million in 2009. This decrease was primarily due to lower income before income taxes.

Comparison of Business Segment Results for Year Ended December 31, 2010 and Year Ended December 31, 2009

We manage our business geographically in two operating segments, with our primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France. Management relies on an internal management reporting process that provides revenue and operating segment EBITDA, which is our net income before interest, income taxes, depreciation and amortization. Management believes that operating segment EBITDA is an appropriate measure for evaluating the operational performance of our operating segments. EBITDA is used by management to internally measure our operating and management performance and to evaluate the performance of our business. However, this measure should be considered in addition to, not as a substitute for or superior to, income from operations or other measures of financial performance prepared in accordance with GAAP.

Segment Revenues. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and comprise our primary service offering in our U.S. operating segment. U.S. revenues increased to $208.5 million from $191.6 million for the years ended December 31, 2010 and 2009, respectively. This increase in U.S. revenue was primarily due to additional revenues as a result of our July 2009 acquisition of PPR. FOCUS is our primary service offering in our International operating segment. International revenues decreased approximately $300,000 primarily due to foreign currency fluctuations, offset by intersegment revenues of approximately $1.3 million attributable to services performed by Property and Portfolio Research Ltd. for PPR. PPR and Property and Portfolio Research Ltd. were acquired in July 2009. Intersegment revenues are eliminated from total revenues.

Segment EBITDA. U.S. EBITDA decreased to $39.6 million from $47.7 million for the years ended December 31, 2010 and 2009, respectively. The decrease in U.S. EBITDA was due primarily to additional personnel cost of approximately $8.1 million, increased legal settlement charges of approximately $800,000, and a lease restructuring charge of approximately $1.3 million related to the consolidation of our three facilities located in Boston, Massachusetts, partially offset by a decrease in bad debt expense of approximately $2.2 million. International EBITDA increased to a loss of $3.2 million for the year ended December 31, 2010 from a $1.2 million loss for the year ended December 31, 2009. This increased loss was primarily due to approximately $2.0 million paid in connection with the settlement of our litigation with Nokia U.K. Limited. International EBITDA includes a corporate allocation of approximately $400,000 and $500,000 for the years ended December 31, 2010 and 2009, respectively. The corporate allocation represents costs incurred for U.S. employees involved in international management and expansion activities.

Consolidated Quarterly Results of Operations

The following tables summarize our consolidated results of operations on a quarterly basis for the indicated periods (in thousands, except per share amounts, and as a percentage of total revenues):

	2010				2011			
	Mar. 31	**Jun. 30**	**Sep. 30**	**Dec. 31**	**Mar. 31**	**Jun. 30**	**Sep. 30**	**Dec. 31**
Revenues	$ 55,093	$ 55,838	$ 57,144	$ 58,185	$ 59,618	$ 62,127	$ 63,829	$ 66,164
Cost of revenues	21,200	20,360	20,762	21,277	22,566	22,412	21,175	22,014
Gross margin	33,893	35,478	36,382	36,908	37,052	39,715	42,654	44,150
Operating expenses	28,791	30,987	30,247	29,861	29,956	35,806	39,650	36,388
Income from operations	5,102	4,491	6,135	7,047	7,096	3,909	3,004	7,762
Interest and other income, net	238	196	156	145	202	178	194	224
Income before income taxes	5,340	4,687	6,291	7,192	7,298	4,087	3,198	7,986
Income tax expense, net	2,451	1,436	2,909	3,425	2,766	1,450	887	2,810
Net income	$ 2,889	$ 3,251	$ 3,382	$ 3,767	$ 4,532	$ 2,637	$ 2,311	$ 5,176
Net income per share – basic	$ 0.14	$ 0.16	$ 0.17	$ 0.18	$ 0.22	$ 0.12	$ 0.09	$ 0.21
Net income per share – diluted	$ 0.14	$ 0.16	$ 0.16	$ 0.18	$ 0.22	$ 0.12	$ 0.09	$ 0.20

	2010				2011			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Cost of revenues	38.5	36.5	36.3	36.6	37.9	36.1	33.2	33.3
Gross margin	61.5	63.5	63.7	63.4	62.1	63.9	66.8	66.7
Operating expenses	52.3	55.5	52.9	51.3	50.2	57.6	62.1	55.0
Income from operations	9.3	8.0	10.7	12.1	11.9	6.3	4.7	11.7
Interest and other income, net	0.4	0.4	0.3	0.2	0.3	0.3	0.3	0.3
Income before income taxes	9.7	8.4	11.0	12.4	12.2	6.6	5.0	12.0
Income tax expense, net	4.4	2.6	5.1	5.9	4.6	2.4	1.4	4.2
Net income	5.2 %	5.8 %	5.9 %	6.5 %	7.6 %	4.2 %	3.6 %	7.8 %

Recent Acquisitions

Virtual Premise. On October 25, 2011, we acquired Virtual Premise, a SaaS provider of real estate information management solutions. Pursuant to the terms of the acquisition agreement, we paid approximately $17.2 million in cash, approximately 80% of which was paid on the closing date to the Virtual Premise stockholders and the remaining 20% of which will be held in escrow until paid 270 days after the closing date, subject to use of such funds to satisfy any post-closing net working capital adjustments or indemnification claims made prior to such date. The purchase price was later reduced by approximately $200,000 after taking into account post-closing purchase price adjustments and this amount is expected to be paid to us from the escrow fund.

Accounting Treatment. We have applied the acquisition method to account for the Virtual Premise transaction which requires that, among other things, assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date. The purchase price was allocated to tradenames, customer base, database technology, goodwill and various other asset and liability accounts. The acquired customer base for the acquisitions, which consists of one distinct intangible asset and is composed of acquired customer contracts and the related customer relationships, is being amortized on a 125% declining balance method over ten years. The identified intangibles are amortized over their estimated useful lives. Goodwill for these acquisitions is not amortized, but is subject to annual impairment tests. The results of operations of Virtual Premise have been consolidated with those of the Company since the date of the acquisition and are not considered material to our consolidated financial statements. Accordingly, pro forma financial information has not been presented for the acquisition. The purchase accounting is preliminary and is subject to change.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, cash equivalents and short-term investments. Total cash, cash equivalents and short-term investments were $548.8 million at December 31, 2011 compared to $210.1 million at December 31, 2010. The increase in cash, cash equivalents and short-term investments for the year ended December 31, 2011 was primarily due to $247.9 million in net proceeds from our equity offering in June 2011 of 4,312,500 shares of common stock for $60.00 per share. In addition, in February 2011, we sold the 169,429 square-foot office building located at 1331 L Street, NW, in downtown Washington, DC for $101.0 million in cash, $15.0 million of which was designated to fund additional build-out and planned improvements at the building.

Changes in cash, cash equivalents and short-term investments are dependent upon changes in, among other things, working capital items such as accounts receivable, accounts payable, various accrued expenses and deferred revenues, as well as changes in our capital structure due to stock option exercises, purchases and sales of short-term investments and similar events.

Net cash provided by operating activities for the year ended December 31, 2011 was $25.7 million compared to $39.3 million for the year ended December 31, 2010. The $13.6 million decrease in net cash provided by operating activities is primarily due to a decrease of approximately $21.3 million from net income plus non-cash items partially offset by a $7.7 million net increase in changes in operating assets and liabilities due to differences in timing of collection of receipts and payments of disbursements. The $21.3 million decrease from net income plus non-cash items was primarily related to a decrease in changes in deferred income taxes, net of approximately $18.8 million. The change in deferred income taxes, net of $18.8 million is primarily comprised of approximately $13.5 million related to the tax treatment of the deferred gain on the sale of the building and approximately $5.4 million related to the tax treatment of acquisition related costs associated with the pending LoopNet acquisition. The $7.7 million net increase in changes in operating assets and liabilities was primarily related to an increase in changes in income tax receivable of approximately $9.0 million partially offset by a decrease in changes in accounts payable and other liabilities of approximately $2.7 million. The increase in changes in income tax receivable of approximately $9.0 million was due to the 2011 collection of approximately $4.1 million of the $4.9 million income tax receivable recorded in 2010, as the tax legislation enacted during the fourth quarter of 2010 allowed us to deduct 100% of qualifying assets purchased after September 8, 2010. The decrease in changes in accounts payable and other liabilities of approximately $2.7 million was primarily due to the $2.1 million payment made for the deferred consideration for the year ended December 31, 2011, as a result of the settlement of the deferred consideration related to the Company's October 19, 2009 acquisition of Resolve Technology. See Note 5 to the consolidated financial statements for details of the deferred consideration settlement.

Net cash provided by investing activities was $58.4 million for the year ended December 31, 2011, compared to net cash used in investing activities of $40.5 million for the year ended December 31, 2010. This $98.9 million increased change in net cash provided by investing activities was primarily due to the sale of our new headquarters in downtown Washington, DC, in February 2011 as well as the February 2010 purchase of that building partially offset by the acquisition of Virtual Premise.

Net cash provided by financing activities was $254.8 million for the year ended December 31, 2011, compared to $2.0 million for the year ended December 31, 2010. This $252.8 million increase in net cash provided by financing activities was primarily due to the equity offering of 4,312,500 shares of common stock for $60.00 per share completed in June 2011. Net proceeds from the equity offering were approximately $247.9 million, after deducting approximately $10.4 million of underwriting discounts and commissions and offering expenses of approximately $500,000.

Contractual Obligations. The following table summarizes our principal contractual obligations at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	2012	2013-2014	2015-2016	2017 and thereafter
Operating leases	$ 124,274	$ 13,420	$ 20,206	$ 17,794	$ 72,854
Purchase obligations[1]	8,625	5,915	2,710	—	—
Total contractual principal cash obligations	$ 132,899	$ 19,335	$ 22,916	$ 17,794	$ 72,854

[1]Amounts do not include (i) contracts with terms of twelve months or less, or (ii) multi-year contracts that may be terminated by a third party or us. Amounts do not include unrecognized tax benefits of $2.2 million due to uncertainty regarding the timing of future cash payments.

Concurrent with the sale of the 169,429 square-foot office building located at 1331 L Street, NW, in downtown Washington, DC, we entered into a lease with GLL L-Street 1331, LLC ("GLL") to lease back 149,514 square feet of the office space located in the building for use as our corporate headquarters. The lease will expire May 31, 2025 (subject to two 5-year renewal options). The initial base rent is $38.50 per square foot of occupied space, escalating 2.5% per year commencing June 1, 2011. Minimum lease payments will be approximately $6.0 million, $6.1 million, $6.3 million, $6.4 million and $6.6 million for fiscal years 2012 through 2016, respectively, and a total of $62.6 million from 2017 to the end of the lease term.

Our future capital requirements will depend on many factors, including our operating results, expansion efforts, and our level of acquisition activity or other strategic transactions.

During 2011, we incurred capital expenditures of approximately $15.0 million. We expect to make capital expenditures in 2012 of approximately $15.0 million to $20.0 million.

To date, we have grown in part by acquiring other companies and we may continue to make acquisitions. Our acquisitions may vary in size and could be material to our current operations. We may use cash, stock, debt or other means of funding to make these acquisitions.

On October 25, 2011, we acquired Virtual Premise, a SaaS provider of real estate information management solutions located in Atlanta, Georgia. Pursuant to the terms of the acquisition agreement, we paid approximately $17.2 million in cash, approximately 80% of which was paid on the closing date and the remaining 20% of which will be held in escrow until paid 270 days after the closing date, subject to use of such funds to satisfy any post-closing net working capital adjustments or indemnification claims made prior to such date. The purchase price was later reduced by approximately $200,000 after taking into account post-closing purchase price adjustments and this amount is expected to be paid from the escrow fund to the Company.

On April 27, 2011, we signed a definitive agreement to acquire LoopNet. Pursuant to the merger agreement, (a) each outstanding share of LoopNet common stock will be converted into a unit consisting of (i) $16.50 in cash, without interest and (ii) 0.03702 shares of CoStar common stock, and (b) each outstanding share of Series A Convertible Preferred Stock, unless previously converted into LoopNet common stock, will be converted into a unit consisting of (i) the product of 148.80952 multiplied by the Cash Consideration and (ii) the product of 148.80952 multiplied by the Stock Consideration, representing a total equity value of approximately $860.0 million and an enterprise value of $762.0 million as of April 27, 2011. The holders of LoopNet's Series A Convertible Preferred Stock delivered contingent conversion notices to LoopNet pursuant to which such shares will be converted into LoopNet common stock immediately prior to, and contingent upon, the completion of the merger.

On April 27, 2011, we received a commitment letter from J.P. Morgan Bank for a fully committed term loan of $415.0 million and a $50.0 million revolving credit facility, of which $37.5 million are committed, which will be available, subject to customary conditions, to fund the LoopNet acquisition and the ongoing working capital needs of CoStar and its subsidiaries following the transaction. In June 2011, we completed an equity offering and received net proceeds of approximately $247.9 million. We intend to use these proceeds to fund a portion of the cash consideration payable in connection with the acquisition of LoopNet. On February 16, 2012, we entered into a Credit Agreement by and among CoStar, as borrower, CoStar Realty Information, Inc., as co-borrower, the lenders from time to time party thereto and JPMorgan Bank, as administrative agent. The Credit Agreement provides for a $175.0 million term loan facility and a $50.0 million revolving credit facility, each with a term of five years. The obligation of the lenders to make the loans under the Credit Agreement is subject to the simultaneous closing of the merger with LoopNet and the satisfaction of certain other conditions precedent. We expect to use the proceeds of the term loan facility on the date on which such conditions are satisfied along with net proceeds from the equity offering in June 2011 to pay a portion of the merger consideration and transaction costs related to the merger. The proceeds of the revolving credit facility may be used, on the closing date, to pay for transaction costs related to the merger and, thereafter, for working capital and other general corporate purposes of CoStar and its subsidiaries. The original commitment letter from J.P. Morgan Bank received on April 27, 2011 remains outstanding and available, subject to customary conditions, to fund the LoopNet acquisition and the ongoing working capital needs of CoStar and its subsidiaries following the LoopNet transaction until the earlier of funding of the term loan facility into escrow pursuant to the Credit Agreement, if applicable, and the business day after the beginning of the marketing period under the merger agreement. However, we do not currently anticipate utilizing that original commitment.

In connection with obtaining the facility pursuant to the Credit Agreement, we expect to incur approximately $10.6 million in debt issuance costs, which will be capitalized and amortized as interest expense over the term of the Credit Agreement using the effective interest method. The debt issuance costs will be comprised of approximately $9.1 million in underwriting fees and approximately $1.5 million primarily related to legal fees associated with the debt issuance. We have incurred approximately $900,000 in debt issuance costs as of December 31, 2011and have paid approximately $300,000.

The transaction is subject to customary closing conditions, including antitrust clearance. We have expensed approximately $14.2 million in acquisition-related costs in general and administrative expense for the year ended December 31, 2011 as a result of the pending LoopNet acquisition, of which we have paid approximately $13.4 million and expect to pay the remaining balance in 2012. We expect to incur approximately $1.0 million to $3.0 million in additional acquisition-related costs. The holders of a majority of the outstanding shares of LoopNet's common stock and Series A Convertible Preferred Stock, voting together as a single class on an as-converted basis, approved the adoption of the merger agreement on July 11, 2011. The transaction is not subject to a financing condition. In certain circumstances set forth in the merger agreement, if the merger is not consummated or the agreement is terminated, LoopNet may be obligated to pay us a termination fee of $25.8 million. Similarly, in certain circumstances set forth in the merger agreement, if the merger is not consummated or the agreement is terminated, we may be obligated to pay LoopNet a termination fee of $51.6 million. We are not in a position yet to estimate the financial impact the proposed merger will have on our operations.

We engaged J.P. Morgan Securities LLC ("J.P. Morgan") to act as our financial advisor in connection with the acquisition. We are obligated to pay $4.0 million to J.P. Morgan if the acquisition closes. Completion of the merger remains subject to the expiration or termination of the waiting period under the HSR Act and other customary closing conditions. As of December 31, 2011, the parties have not yet reached agreement with the FTC on the terms of a consent order with the FTC, and there can be no assurance that such agreement will be reached in a timely manner or at all.

Based on current plans, we believe that our available cash combined with positive cash flow provided by operating activities should be sufficient to fund our operations for at least the next 12 months.

As of December 31, 2011, we had $27.3 million par value of long-term investments in student loan ARS, which failed to settle at auctions. The majority of these investments are of high credit quality with AAA credit ratings and are primarily securities supported by guarantees from the Federal Family Education Loan Program ("FFELP") of the U.S. Department of Education. While we continue to earn interest on these investments, the investments are not liquid in the short-term. In the event we need to immediately access these funds, we may have to sell these securities at an amount below par value. Based on our ability to access our cash, cash equivalents and other short-term investments and our expected operating cash flows, we do not anticipate having to sell these investments below par value in order to operate our business in the foreseeable future.

Recent Accounting Pronouncements

In April 2009, the FASB issued authoritative guidance related to the initial recognition, measurement and subsequent accounting for assets and liabilities arising from pre-acquisition contingencies in a business combination. It requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. When fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This guidance requires that companies expense acquisition and deal-related costs that were previously allowed to be capitalized. This guidance also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. This guidance was effective for contingent assets or liabilities arising from business combinations with an acquisition date on or after January 1, 2009. The adoption of this guidance changes the accounting treatment and disclosure for certain specific items in a business combination with an acquisition date subsequent to December 31, 2008. We adopted this guidance on January 1, 2009, and began expensing acquisition and deal-related costs in 2009 based on the issued authoritative guidance.

In April 2009, the FASB issued authoritative guidance for determining whether a market is active or inactive, and whether a transaction is distressed. This guidance is applicable to all assets and liabilities (financial and non-financial) and requires enhanced disclosures. We adopted this guidance for our interim period ending June 30, 2009. The adoption of this guidance did not have a material impact on our results of operations or financial position, but did require additional disclosures in our financial statements.

In April 2009, the FASB issued authoritative guidance requiring disclosures in interim reporting periods concerning the fair value of financial instruments that were previously only required in the annual financial statements. We adopted the provisions of this guidance for our interim period ending June 30, 2009. The adoption of this guidance did not have a material impact on our results of operations or financial position, but did require additional disclosures in our financial statements.

In April 2009, the FASB issued authoritative guidance that redefines what constitutes an other-than-temporary impairment, defines credit and non-credit components of an other-than-temporary impairment, prescribes their financial statement treatment, and requires enhanced disclosures relating to such impairments. We adopted this guidance for our interim period ending June 30, 2009. The adoption of this guidance did not have a material impact on our results of operations or financial position, but did require additional disclosures in our financial statements.

In May 2009, the FASB issued authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This guidance was effective for all interim and annual reporting periods ending after June 15, 2009. This guidance has not resulted in significant changes in the subsequent events that we report, either through recognition or disclosure, in our financial statements.

In June 2009, the FASB issued authoritative guidance to amend the manner in which entities evaluate whether consolidation is required for variable interest entities (VIE). Previously, variable interest holders were required to determine whether they had a controlling financial interest in a VIE based on a quantitative analysis of the expected gains and/or losses of the entity. The new guidance requires an enterprise with a variable interest in a VIE to qualitatively assess whether it has a controlling financial interest in the entity, and if so, whether it is the primary beneficiary. This guidance also requires that companies continually evaluate VIEs for consolidation, rather than assessing whether consolidation is required based upon the occurrence of triggering events. This guidance enhances disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. This guidance is effective for the first annual reporting period beginning after November 15, 2009. This guidance did not have a material impact on our results of operations, financial position or related disclosures.

In June 2009, the FASB issued authoritative guidance which replaced the previous hierarchy of U.S. GAAP and establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. This guidance did not have a material impact on our results of operations or financial position, but did require changes to our disclosures in our financial statements.

In July 2009, the FASB issued authoritative guidance to improve the consistency with which companies apply fair value measurements guidance to liabilities. This guidance is effective for interim and annual periods beginning after September 30, 2009. This guidance did not have a material impact on our results of operations, financial position or related disclosures.

In October 2009, the FASB issued authoritative guidance that amends existing guidance for identifying separate deliverables in a revenue-generating transaction where multiple deliverables exist, and provides guidance for measuring and allocating revenue to one or more units of accounting. In addition, the FASB issued authoritative guidance on arrangements that include software elements. Under this guidance, tangible products containing software components and non-software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance. This guidance is effective using the prospective application or the retrospective application for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with earlier application permitted. This guidance did not have a material impact on our results of operations or financial position.

In January 2010, the FASB issued authoritative guidance that amends the disclosure requirements related to recurring and nonrecurring fair value measurements. This guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (assets and liabilities measured using observable inputs such as quoted prices in active markets) and Level 2 (assets and liabilities measured using inputs other than quoted prices in active markets that are either directly or indirectly observable) of the fair value measurement hierarchy, including the amount and reason of the transfers. Additionally, this guidance requires a roll forward of activities on purchases, sales, issuances, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the additional disclosure for Level 3 assets and liabilities, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. This guidance did not have a material impact on our results of operations or financial position, but did require changes to our disclosures in our interim and annual financial statements.

In February 2010, the FASB issued authoritative guidance that amends the disclosure requirements related to subsequent events. This guidance includes the definition of a Securities and Exchange Commission filer, removes the definition of a public entity, redefines the reissuance disclosure requirements and allows public companies to omit the disclosure of the date through which subsequent events have been evaluated. This guidance is effective for financial statements issued for interim and annual periods ending after February 2010. This guidance did not have a material impact on our results of operations or financial position, but did require changes to our disclosures in our financial statements.

In April 2010, the FASB issued authoritative guidance related to the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved if the milestone is: (a) commensurate with either the vendor's performance to achieve the milestone or the enhancement of the value of the item delivered; (b) relates solely to past performance; and (c) is reasonable relative to all deliverables and payment terms in the arrangement. This guidance is effective on a prospective basis for financial statements issued for interim and annual periods ending after June 15, 2010, with early adoption permitted. The adoption of this guidance did not have a material impact on our results of operations or financial position.

In May 2011, the FASB issued authoritative guidance to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). This guidance clarifies the intent of the existing fair value measurement and disclosure requirements and modifies principles and requirements for measuring fair value and for disclosing information about fair value measurement. This guidance is effective on a prospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011. This guidance is not expected to materially impact our results of operations or financial position, but will require changes to the disclosures in our interim and annual financial statements.

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This guidance requires changes in stockholders' equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income and the total of comprehensive income. This guidance is effective on a retrospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011. This guidance is not expected to have a material impact on our results of operations or financial position, but will require changes to the consolidated statement of stockholders' equity and the addition of the consolidated statement of comprehensive income.

In September 2011, the FASB issued authoritative guidance to simplify how companies test goodwill for impairment. The guidance permits a company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for goodwill impairment tests performed for interim and annual periods beginning after December 15, 2011, with early adoption permitted. This guidance is not expected to have a material impact on our results of operations or financial position.

In December 2011, the FASB issued authoritative guidance to defer the effective date pertaining to the presentation of reclassification adjustments out of accumulated other comprehensive income previously established in the authoritative guidance issued in June 2011. This guidance also defers the presentation of the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. This guidance is effective on a retrospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011.This guidance is not expected to have a material impact on our results of operations or financial position, but will require changes to the disclosures in our interim and annual financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We provide information and analytic services to the commercial real estate and related business community in the U.S., U.K. and France. Our functional currency for our operations in the U.K. and France is the local currency. As such, fluctuations in the British Pound and Euro may have an impact on our business, results of operations and financial position. For the year ended December 31, 2011, revenue denominated in foreign currencies was approximately 7.7% of total revenue. For the year ended December 31, 2011, our revenue would have decreased by approximately $1.9 million if the U.S. dollar exchange rate used strengthened by 10%. In addition, we have assets and liabilities denominated in foreign currencies. A 10% strengthening of the U.S. dollar exchange rate against all currencies with which we have exposure at December 31, 2011 would have resulted in an increase of approximately $1.5 million in the carrying amount of net assets. For the year ended December 31, 2011, our revenue would have increased by approximately $1.9 million if the U.S. dollar exchange rate used weakened by 10%. In addition, we have assets and liabilities denominated in foreign currencies. A 10% weakening of the U.S. dollar exchange rate against all currencies with which we have exposure at December 31, 2011 would have resulted in a decrease of approximately $1.5 million in the carrying amount of net assets. We currently do not use financial instruments to hedge our exposure to exchange rate fluctuations with respect to our foreign subsidiaries. We may seek to enter hedging transactions in the future to reduce our exposure to exchange rate fluctuations, but we may be unable to enter into hedging transactions successfully, on acceptable terms or at all. As of December 31, 2011, accumulated other comprehensive loss included a loss from foreign currency translation adjustments of approximately $5.9 million.

We do not have material exposure to market risks associated with changes in interest rates related to cash equivalent securities held as of December 31, 2011. As of December 31, 2011, we had $548.8 million of cash, cash equivalents and short-term investments. If there is an increase or decrease in interest rates, there will be a corresponding increase or decrease in the amount of interest earned on our cash, cash equivalents and short-term investments. Based on our ability to access our cash, cash equivalents and short-term investments, and our expected operating cash flows, we do not believe that increases or decreases in interest rates will impact our ability to operate our business in the foreseeable future.

Included within our long-term investments are investments in mostly AAA-rated student loan ARS. These securities are primarily securities supported by guarantees from the FFELP of the U.S. Department of Education. As of December 31, 2011, auctions for $27.3 million of our investments in auction rate securities failed. As a result, we may not be able to sell these investments at par value until a future auction on these investments is successful. In the event we need to immediately liquidate these investments, we may have to locate a buyer outside the auction process, who may be unwilling to purchase the investments at par, resulting in a loss. Based on an assessment of fair value of these investments in ARS as of December 31, 2011, we determined that there was a decline in the fair value of our ARS investments of approximately $2.7 million, which was deemed to be a temporary impairment and recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. If the issuers are unable to successfully close future auctions and/or their credit ratings deteriorate, we may be required to adjust the carrying value of these investments as a temporary impairment and recognize a greater unrealized loss in accumulated other comprehensive loss or as an other-than-temporary impairment charge to earnings. Based on our ability to access our cash, cash equivalents and short-term investments, and our expected operating cash flows, we do not anticipate having to sell these securities below par value in order to operate our business in the foreseeable future. See Notes 4 and 5 to the consolidated financial statements for further discussion.

We have approximately $112.3 million in intangible assets as of December 31, 2011. As of December 31, 2011, we believe our intangible assets will be recoverable, however, changes in the economy, the business in which we operate and our own relative performance could change the assumptions used to evaluate intangible asset recoverability. In the event that we determine that an asset has been impaired, we would recognize an impairment charge equal to the amount by which the carrying amount of the assets exceeds the fair value of the asset. We continue to monitor these assumptions and their effect on the estimated recoverability of our intangible assets.

Item 8. Financial Statements and Supplementary Data

Financial Statements meeting the requirements of Regulation S-X are set forth beginning at page F-1. Supplementary data is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Consolidated Results of Operations."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2011, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective and were operating at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management of CoStar is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or supervised by, the Company's principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO Framework"). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting.

Based on this assessment, management did not identify any material weakness in the Company's internal control, and management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements included in this report, has issued an attestation report on the effectiveness of internal control over financial reporting, a copy of which is included in this Annual Report on Form 10-K.

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to our Proxy Statement for our 2012 annual meeting of stockholders.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement for our 2012 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement for our 2012 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement for our 2012 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to our Proxy Statement for our 2012 annual meeting of stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following financial statements are filed as a part of this report: CoStar Group, Inc. Consolidated Financial Statements.

(a)(2) Financial statement schedules:

Schedule II – Valuation and Qualifying Accounts

Years Ended December 31, 2009, 2010, and 2011 (in thousands):

Allowance for doubtful accounts and billing adjustments [(1)]	Balance at Beginning of Year	Charged to Expense	Write-offs, Net of Recoveries	Balance at End of Year
Year ended December 31, 2009	$ 3,213	$ 4,172	$ 4,522	$ 2,863
Year ended December 31, 2010	$ 2,863	$ 1,471	$ 1,919	$ 2,415
Year ended December 31, 2011	$ 2,415	$ 1,525	$ 1,416	$ 2,524

(1) Additions to the allowance for doubtful accounts are charged to bad debt expense. Additions to the allowance for billing adjustments are charged against revenues.

Additional financial statement schedules are omitted because they are not applicable or not required or because the required information is incorporated herein by reference or included in the financial statements or related notes included elsewhere in this report.

(a)(3) The documents required to be filed as exhibits to this Report under Item 601 of Regulation S-K are listed in the Exhibit Index included elsewhere in this report, which list is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 23rd day of February 2012.

COSTAR GROUP, INC.

By: /s/ Andrew C. Florance
Andrew C. Florance
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Andrew C. Florance and Brian J. Radecki, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto and to all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, herein by ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Michael R. Klein Michael R. Klein	Chairman of the Board	February 23, 2012
/s/ Andrew C. Florance Andrew C. Florance	Chief Executive Officer and President and a Director (Principal Executive Officer)	February 23, 2012
/s/ Brian J. Radecki Brian J. Radecki	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2012
/s/ David Bonderman David Bonderman	Director	February 23, 2012
/s/ Warren H. Haber Warren H. Haber	Director	February 23, 2012
/s/ Christopher J. Nassetta Christopher J. Nassetta	Director	February 23, 2012
/s/ Michael J. Glosserman Michael J. Glosserman	Director	February 23, 2012
/s/ David J. Steinberg David J. Steinberg	Director	February 23, 2012

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of April 27, 2011, by and among CoStar Group, Inc., Lonestar Acquisition Sub, Inc. and LoopNet, Inc. (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Commission on April 28, 2011).
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 20, 2011, among LoopNet, Inc., CoStar Group, Inc. and Lonestar Acquisition Sub, Inc. (Incorporated by referenced to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed May 23, 2011).
3.1	Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 the Registration Statement on Form S-1 of the Registrant (Reg. No. 333-47953) filed with the Commission on March 13, 1998 (the "1998 Form S-1")).
3.2	Certificate of Amendment of Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999).
3.3	Amended and Restated By-Laws (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed April 6, 2011.
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of the Registrant (Reg. No. 333-174214) filed with the Commission on June 3, 2011.
*10.1	CoStar Group, Inc. 1998 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 2005).
*10.2	CoStar Group, Inc. 2007 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed June 8, 2011.
*10.3	CoStar Group, Inc. 2007 Stock Incentive Plan French Sub-Plan (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 10-K for the year ended December 31, 2007).
*10.4	Form of Stock Option Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 10.8 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.5	Form of Stock Option Agreement between the Registrant and Andrew C. Florance (Incorporated by reference to Exhibit 10.8.1 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.6	Form of Restricted Stock Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 10.9 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.7	Form of 2007 Plan Restricted Stock Grant Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 8-K filed June 22, 2007).
*10.8	Form of 2007 Plan Incentive Stock Option Grant Agreement between the Registrant and certain of its officers and employees (Incorporated by reference to Exhibit 10.8 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.9	Form of 2007 Plan Incentive Stock Option Grant Agreement between the Registrant and Andrew C. Florance (Incorporated by reference to Exhibit 10.9 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.10	Form of 2007 Plan Nonqualified Stock Option Grant Agreement between the Registrant and certain of its officers and employees (Incorporated by reference to Exhibit 10.10 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.11	Form of 2007 Plan Nonqualified Stock Option Grant Agreement between the Registrant and certain of its directors (Incorporated by reference to Exhibit 10.11 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).

INDEX TO EXHIBITS — (CONTINUED)

Exhibit No.	Description
*10.12	Form of 2007 Plan Nonqualified Stock Option Grant Agreement between the Registrant and Andrew C. Florance (Incorporated by reference to Exhibit 10.12 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.13	Form of 2007 Plan French Sub-Plan Restricted Stock Agreement between the Registrant and certain of its employees (Incorporated by reference to Exhibit 10.10 to the Registrant's Report on Form 10-K for the year ended December 31, 2007).
*10.14	CoStar Group, Inc. 2011 Incentive Bonus Plan (Incorporated by referenced to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed June 8, 2011).
*10.15	CoStar Group, Inc. Employee Stock Purchase Plan, as amended (Incorporated by reference to Exhibit 10.14 to the Registrant's Report on Form 10-K for the year ended December 31, 2010).
*10.16	Employment Agreement for Andrew C. Florance (Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 of the Registrant (Reg. No. 333-47953) filed with the Commission on April 27, 1998).
*10.17	First Amendment to Andrew C. Florance Employment Agreement, effective January 1, 2009 (Incorporated by reference to Exhibit 10.16 to the Registrant's Report on Form 10-K for the year ended December 31, 2008).
*10.18	Executive Service Contract dated February 16, 2007, between Property Investment Exchange Limited and Paul Marples (Incorporated by reference to Exhibit 10.14 to the Registrant's Report on Form 10-K for the year ended December 31, 2007).
10.19	Form of Indemnification Agreement between the Registrant and each of its officers and directors (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2004).
10.20	Agreement for Lease between CoStar UK Limited and Wells Fargo & Company, dated August 25, 2009 (Incorporated by reference to Exhibit 10.26 to the Registrant's Report on Form 10-K for the year ended December 31, 2009).
10.21	Sub-Underlease between CoStar UK Limited and Wells Fargo & Company, dated November 18, 2009 (Incorporated by reference to Exhibit 10.28 to the Registrant's Report on Form 10-K for the year ended December 31, 2009).
10.22	Purchase and Sale Agreement between 1331 L Street LLC and 1331 L Street Holdings, LLC, dated January 20, 2010 (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2010).
10.23	Deed of Office Lease by and between GLL L-Street 1331, LLC and CoStar Realty Information, Inc., dated February 18, 2011, and made effective as of June 1, 2010 (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on form 10-Q for the quarter ended March 31, 2011).
10.24	Purchase and Sale Agreement by and between 1331 L Street Holdings, LLC and GLL L-Street 1331, LLC, dated February 2, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on form 10-Q for the quarter ended March 31, 2011).
10.25	Voting and Support Agreement, dated as of April 27, 2011, by and among CoStar Group, Inc., LoopNet, Inc., the holders of Series A convertible preferred stock of LoopNet, Inc., certain executive officers and the directors of LoopNet, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on April 28, 2011).
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

INDEX TO EXHIBITS — (CONTINUED)

Exhibit No.	Description
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
**101	The following materials from CoStar Group, Inc.'s Annual Report on Form 10-K for the year ended December, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statement of Operations for the years ended December 31, 2009, 2010 and 2011, respectively; (ii) Consolidated Balance Sheets at December 31, 2010 and December 31, 2011, respectively; (iii) Consolidated Statements of Stockholders'' Equity for the years ended December 31, 2009, 2010 and 2011, respectively; (iv) Consolidated Statements of Cash Flows for years ended December 31, 2009, 2010 and 2011, respectively; (v) Notes to the Consolidated Financial Statements that have been detail tagged; and (vi) Schedule II – Valuation and Qualifying Accounts (submitted electronically with this report).

* Management Contract or Compensatory Plan or Arrangement.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

COSTAR GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CoStar Group, Inc.

We have audited the accompanying consolidated balance sheets of CoStar Group, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoStar Group, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CoStar Group, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia

February 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CoStar Group, Inc.

We have audited CoStar Group, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CoStar Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CoStar Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 of CoStar Group, Inc. and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia

February 23, 2012

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2009	2010	2011
Revenues	$ 209,659	$ 226,260	$ 251,738
Cost of revenues	73,714	83,599	88,167
Gross margin	135,945	142,661	163,571
Operating expenses:			
Selling and marketing	42,508	52,455	61,164
Software development	13,942	17,350	20,037
General and administrative	44,248	47,776	58,362
Purchase amortization	3,412	2,305	2,237
	104,110	119,886	141,800
Income from operations	31,835	22,775	21,771
Interest and other income, net	1,253	735	798
Income before income taxes	33,088	23,510	22,569
Income tax expense, net	14,395	10,221	7,913
Net income	$ 18,693	$ 13,289	$ 14,656
Net income per share — basic	$ 0.95	$ 0.65	$ 0.63
Net income per share — diluted	$ 0.94	$ 0.64	$ 0.62
Weighted average outstanding shares — basic	19,780	20,330	23,131
Weighted average outstanding shares — diluted	19,925	20,707	23,527

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except per share data)

	December 31, 2010	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 206,405	$ 545,280
Short-term investments	3,722	3,515
Accounts receivable, less allowance for doubtful accounts of approximately $2,415 and $2,524 as of December 31, 2010 and 2011, respectively	13,094	16,589
Deferred income taxes, net	5,203	11,227
Income tax receivable	4,940	850
Prepaid expenses and other current assets	5,809	5,722
Total current assets	239,173	583,183
Long-term investments	29,189	24,584
Deferred income taxes, net	—	10,224
Property and equipment, net	69,921	37,571
Goodwill	79,602	91,784
Intangibles and other assets, net	18,774	20,530
Deposits and other assets	2,989	3,159
Total assets	$ 439,648	$ 771,035
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,123	$ 6,010
Accrued wages and commissions	12,465	16,695
Accrued expenses	18,411	12,761
Deferred gain on the sale of building	—	2,523
Income taxes payable	—	978
Deferred rent	—	544
Deferred revenue	16,895	22,271
Total current liabilities	50,894	61,782
Deferred gain on the sale of building	—	31,333
Deferred rent	4,032	16,592
Deferred income taxes, net	1,450	—
Income taxes payable	1,770	2,151
Total liabilities	58,146	111,858
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $0.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value; 30,000 shares authorized; 20,773 and 25,426 issued and outstanding as of December 31, 2010 and 2011, respectively	208	254
Additional paid-in capital	374,981	637,816
Accumulated other comprehensive loss	(8,706)	(8,568)
Retained earnings	15,019	29,675
Total stockholders' equity	381,502	659,177
Total liabilities and stockholders' equity	$ 439,648	$ 771,035

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Comprehensive Income	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2008		19,733	$ 197	$ 333,983	$ (13,796)	$ (16,963)	$ 303,421
Net income	$ 18,693	—	—	—	—	18,693	18,693
Foreign currency translation adjustment	3,671	—	—	—	3,671	—	3,671
Net unrealized gain on investments	2,560	—	—	—	2,560	—	2,560
Comprehensive income	$ 24,924						
Exercise of stock options		85	—	2,232	—	—	2,232
Restricted stock grants		237	2	—	—	—	2
Restricted stock grants surrendered		(44)	—	(672)	—	—	(672)
Stock compensation expense, net of forfeitures		—	—	6,438	—	—	6,438
ESPP		7	—	230	—	—	230
Consideration for PPR		573	6	20,897	—	—	20,903
Consideration for Resolve Technology		26	1	1,124	—	—	1,125
Excess tax benefit for exercised stock options		—	—	403	—	—	403
Balance at December 31, 2009		20,617	206	364,635	(7,565)	1,730	359,006
Net income	$ 13,289	—	—	—	—	13,289	13,289
Foreign currency translation adjustment	(1,064)	—	—	—	(1,064)	—	(1,064)
Net unrealized loss on investments	(77)	—	—	—	(77)	—	(77)
Comprehensive income	$ 12,148						
Exercise of stock options		138	2	3,720	—	—	3,722
Restricted stock grants		113	—	—	—	—	—
Restricted stock grants surrendered		(103)	—	(2,906)	—	—	(2,906)
Stock compensation expense, net of forfeitures		—	—	8,270	—	—	8,270
ESPP		8	—	360	—	—	360
Excess tax benefit for exercised stock options		—	—	902	—	—	902
Balance at December 31, 2010		20,773	208	374,981	(8,706)	15,019	381,502
Net income	$ 14,656	—	—	—	—	14,656	14,656
Foreign currency translation adjustment	25	—	—	—	25	—	25
Net unrealized gain on investments	113	—	—	—	113	—	113
Comprehensive income	$ 14,794						
Exercise of stock options		198	2	6,212	—	—	6,214
Restricted stock grants		197	1	—	—	—	1
Restricted stock grants surrendered		(63)	—	(2,307)	—	—	(2,307)
Stock compensation expense, net of forfeitures		—	—	8,056	—	—	8,056
Stock issued for equity offering		4,313	43	247,881	—	—	247,924
ESPP		8	—	452	—	—	452
Excess tax benefit for exercised stock options		—	—	2,541	—	—	2,541
Balance at December 31, 2011		25,426	$ 254	$ 637,816	$ (8,568)	$ 29,675	$ 659,177

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2010	2011
Operating activities:			
Net income	$ 18,693	$ 13,289	$ 14,656
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	7,583	8,607	8,435
Amortization	7,093	5,042	4,417
Deferred income tax expense, net	(2,428)	1,675	(17,104)
Provision for losses on accounts receivable	4,172	1,471	1,525
Excess tax benefit from stock options	(403)	(902)	(2,541)
Stock-based compensation expense	6,460	8,306	8,103
Deferred consideration settlement	—	—	(1,207)
Property and equipment write-off	603	674	628
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(1,610)	(1,776)	(4,573)
Interest receivable	97	70	4
Income tax receivable	—	(4,940)	4,090
Prepaid expenses and other current assets	(1,521)	(714)	1,042
Deposits and other assets	(1,013)	(385)	(154)
Accounts payable and other liabilities	1,531	6,690	4,030
Deferred revenue	(812)	2,162	4,334
Net cash provided by operating activities	38,445	39,269	25,685
Investing activities:			
Settlement of investments	17,159	16,854	4,911
Proceeds from sale of building, net	—	—	83,553
Purchases of property and equipment and other assets	(9,420)	(57,358)	(15,013)
Acquisitions, net of cash acquired	(3,207)	—	(15,085)
Net cash provided by (used in) investing activities	4,532	(40,504)	58,366
Financing activities:			
Excess tax benefit from stock options	403	902	2,541
Repurchase of restricted stock to satisfy tax withholding obligations	(672)	(2,904)	(2,307)
Proceeds from equity offering, net of transaction costs	—	—	247,924
Proceeds from exercise of stock options and ESPP	2,441	4,044	6,622
Net cash provided by financing activities	2,172	2,042	254,780
Effect of foreign currency exchange rates on cash and cash equivalents	655	(188)	44
Net increase in cash and cash equivalents	45,804	619	338,875
Cash and cash equivalents at beginning of year	159,982	205,786	206,405
Cash and cash equivalents at end of year	$ 205,786	$ 206,405	$ 545,280

See accompanying notes.

1. ORGANIZATION

CoStar Group, Inc. (the "Company" or "CoStar") has created a comprehensive, proprietary database of commercial real estate information covering the United States ("U.S."), as well as parts of the United Kingdom and France. Based on its unique database, the Company provides information and analytic services to the commercial real estate and related business community and operates within two operating segments, U.S. and International. The Company's information and analytic services are typically distributed to its clients under subscription-based license agreements, which typically have a minimum term of one year and renew automatically.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Accounting policies are consistent for each operating segment.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company primarily derives revenues by providing access to its proprietary database of commercial real estate information. The Company generally charges a fixed monthly amount for its subscription-based services. Subscription contract rates are based on the number of sites, number of users, organization size, the client's business focus, geography and the number of services to which a client subscribes. Subscription-based license agreements typically have a minimum term of one year and renew automatically.

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned and (4) collectability is reasonably assured.

Revenues from subscription-based services are recognized on a straight-line basis over the term of the agreement. Deferred revenue results from advance cash receipts from customers or amounts billed in advance to customers from the sales of subscription licenses and is recognized over the term of the license agreement.

Cost of Revenues

Cost of revenues principally consists of salaries and related expenses for the Company's researchers who collect and analyze the commercial real estate data that is the basis for the Company's information and analytic services. Additionally, cost of revenues includes the cost of data from third party data sources, which is expensed as incurred, and the amortization of database technology.

Significant Customers

No single customer accounted for more than 5% of the Company's revenues for each of the years ended December 31, 2009, 2010 and 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Foreign Currency Translation

The Company's functional currency in its foreign locations is the local currency. Assets and liabilities are translated into U.S. dollars as of the balance sheet dates. Revenues, expenses, gains and losses are translated at the average exchange rates in effect during each period. Gains and losses resulting from translation are included in accumulated other comprehensive income (loss). Net gains or losses resulting from foreign currency exchange transactions are included in the consolidated statements of operations. There were no material gains or losses from foreign currency exchange transactions for the years ended December 31, 2009, 2010 and 2011.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows (in thousands):

	Year Ended December 31,	
	2010	2011
Foreign currency translation adjustment	$ (5,915)	$ (5,890)
Accumulated net unrealized loss on investments, net of tax	(2,791)	(2,678)
Total accumulated other comprehensive loss	$ (8,706)	$ (8,568)

Advertising Costs

The Company expenses advertising costs as incurred. E-commerce advertising expenses were approximately $3.3 million, $3.0 million and $2.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Income Taxes

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis reported in the Company's consolidated financial statements. Deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that some or all of an asset may not be realized through future taxable earnings or implementation of tax planning strategies. Interest and penalties related to income tax matters are recognized in income tax expense.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period on a basic and diluted basis. The Company's potentially dilutive securities include stock options and restricted stock. Diluted net income per share considers the impact of potentially dilutive securities except in periods in which there is a net loss, as the inclusion of the potentially dilutive common shares would have an anti-dilutive effect.

Stock-Based Compensation

Equity instruments issued in exchange for employee services are accounted for using a fair-value based method and the fair value of such equity instruments is recognized as expense in the consolidated statements of operations.

Stock-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Stock-Based Compensation— (Continued)

Cash flows resulting from excess tax benefits are classified as part of net cash flows from operating and financing activities. Excess tax benefits represent tax benefits related to stock-based compensation in excess of the associated deferred tax asset for such equity compensation. Net cash proceeds from the exercise of stock options and the purchase of shares under the Employee Stock Purchase Plan ("ESPP") were approximately $2.4 million, $4.0 million and $6.6 million for the years ended December 31, 2009, 2010 and 2011, respectively. There were approximately $400,000, $900,000 and $2.5 million of excess tax benefits realized from stock option and award exercises for the years ended December 31, 2009, 2010 and 2011.

Stock-based compensation expense for stock options and restricted stock under equity incentive plans and stock purchases under the ESPP included in the Company's results of operations was as follows (in thousands):

	Year Ended December 31,		
	2009	2010	2011
Cost of revenues	$ 888	$ 1,504	$ 1,635
Selling and marketing	1,125	1,518	1,339
Software development	588	949	1,130
General and administrative	3,859	4,335	3,999
Total stock-based compensation	$ 6,460	$ 8,306	$ 8,103

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market fund investments, commercial paper and U.S. Government Securities. As of December 31, 2010 and 2011, cash of approximately $190,000 and $195,000, respectively, was held to support letters of credit for security deposits.

Investments

The Company determines the appropriate classification of debt and equity investments at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company considers all of its investments to be available-for-sale. Short-term investments consist of government/federal notes and bonds and corporate obligations with maturities greater than 90 days at the time of purchase. Available-for-sale short-term investments with contractual maturities beyond one year are classified as current in the Company's consolidated balance sheets because they represent the investment of cash that is available for current operations. Long-term investments consist of variable rate debt instruments with an auction reset feature, referred to as auction rate securities ("ARS"). Investments are carried at fair value.

Concentration of Credit Risk and Financial Instruments

The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require that its customers' obligations to the Company be secured. The Company maintains reserves for estimated inherent credit losses, and such losses have been within management's expectations. The large size and widespread nature of the Company's customer base and the Company's lack of dependence on any individual customer mitigates the risk of nonpayment of the Company's accounts receivable. The carrying amount of the accounts receivable approximates the net realizable value. The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments, long-term investments, accounts receivable, accounts payable, and accrued expenses, approximates fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Accounts Receivable, Net of Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount. Accounts receivable payment terms vary and amounts due from customers are stated in the financial statements net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, the aging of the balances, and current economic conditions that may affect a customer's ability to pay.

Property and Equipment

Property and equipment are stated at cost. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Building	Thirty-nine years
Leasehold improvements	Shorter of lease term or useful life
Furniture and office equipment	Five to ten years
Research vehicles	Five years
Computer hardware and software	Two to five years

Qualifying internal-use software costs incurred during the application development stage, which consist primarily of outside services, purchased software license costs and internal product development costs, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred.

Goodwill, Intangibles and Other Assets

Goodwill represents the excess of costs over the fair value of assets of acquired businesses. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually by reporting unit. The Company's operating segments, U.S. and International, are the reporting units tested for potential impairment. The goodwill impairment test is a two-step process. The first step is to determine the fair value of each reporting unit. The estimate of the fair value of each reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates including the Company's future financial performance and a weighted average cost of capital. The fair value of each reporting unit is compared to the carrying amount of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then the second step of the process is performed to measure the impairment loss, if any. The impairment loss is measured based on a projected discounted cash flow method using a discount rate determined by the Company's management to be commensurate with the risk in its current business model.

Intangible assets with estimable useful lives that arose from acquisitions on or after July 1, 2001 are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, and are reviewed at least annually for impairment.

Acquired database technology, customer base and trade names and other are related to the Company's acquisitions (see Notes 3, 7 and 8). Acquired database technology and trade names and other are amortized on a straight-line basis over periods ranging from two to ten years. The acquired intangible asset characterized as customer base consists of one distinct intangible asset composed of acquired customer contracts and the related customer relationships. Acquired customer bases that arose from acquisitions prior to July 1, 2001 are amortized on a straight-line basis principally over a period of ten years. Acquired customer bases that arose from acquisitions on or after July 1, 2001 are amortized on a 125% declining balance method over ten years. The cost of capitalized building photography is amortized on a straight-line basis over five years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Capitalized Product Development Costs

Product development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized. Costs are capitalized, to the extent that the capitalizable costs do not exceed the realizable value of such costs, until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding and testing activities that are necessary to establish products that meet design specifications including functions, features and technical performance requirements. The Company's capitalized product development costs had a total net book value of approximately $0 and $493,000 as of December 31, 2010 and 2011, respectively. These capitalized product development costs are included in intangible and other assets in the Company's consolidated balance sheets. Amortization is computed using a straight-line method over the remaining estimated economic life of the product, typically three to five years after the software is ready for its intended use. No amortization expense for capitalized product development costs was recognized by the Company for the years ended December 31, 2009 and 2010, respectively. The Company amortized capitalized product development costs of approximately $80,000 for the year ended December 31, 2011.

Debt Issuance Costs

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized as interest expense over the term of the related debt using the effective interest method. The Company capitalized debt issuance costs of approximately $0 and $900,000 as of December 31, 2010 and 2011, respectively. The debt issuance costs are associated with the financing commitment from JPMorgan Chase Bank, N.A. ("J.P. Morgan Bank") and the credit facility entered into subsequent to December 31, 2011. See Notes 19 and 20 for additional information regarding the financing commitment from J.P. Morgan Bank and the credit facility entered into subsequent to December 31, 2011. No amortization expense for debt issuance costs was recognized by the Company for the years ended December 31, 2009, 2010 and 2011, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance related to the initial recognition, measurement and subsequent accounting for assets and liabilities arising from pre-acquisition contingencies in a business combination. It requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. When fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This guidance requires that companies expense acquisition and deal-related costs that were previously allowed to be capitalized. This guidance also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. This guidance was effective for contingent assets or liabilities arising from business combinations with an acquisition date on or after January 1, 2009. The adoption of this guidance changes the accounting treatment and disclosure for certain specific items in a business combination with an acquisition date subsequent to December 31, 2008. The Company adopted this guidance on January 1, 2009, and began expensing acquisition and deal-related costs in 2009 based on the issued authoritative guidance.

In April 2009, the FASB issued authoritative guidance for determining whether a market is active or inactive, and whether a transaction is distressed. This guidance is applicable to all assets and liabilities (financial and non-financial) and requires enhanced disclosures. The Company adopted this guidance for its interim period ending June 30, 2009. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position, but did require additional disclosures in the Company's financial statements.

In April 2009, the FASB issued authoritative guidance requiring disclosures in interim reporting periods concerning the fair value of financial instruments that were previously only required in the annual financial statements. The Company adopted the provisions of this guidance for the interim period ending June 30, 2009. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position, but did require additional disclosures in the Company's financial statements.

In April 2009, the FASB issued authoritative guidance that redefines what constitutes an other-than-temporary impairment, defines credit and non-credit components of an other-than-temporary impairment, prescribes their financial statement treatment, and requires enhanced disclosures relating to such impairments. The Company adopted this guidance for the interim period ending June 30, 2009. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position, but did require additional disclosures in the Company's financial statements.

In May 2009, the FASB issued authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This guidance was effective for all interim and annual reporting periods ending after June 15, 2009. This guidance has not resulted in significant changes in the subsequent events that the Company reports, either through recognition or disclosure, in its financial statements.

In June 2009, the FASB issued authoritative guidance to amend the manner in which entities evaluate whether consolidation is required for variable interest entities (VIE). Previously, variable interest holders were required to determine whether they had a controlling financial interest in a VIE based on a quantitative analysis of the expected gains and/or losses of the entity. The new guidance requires an enterprise with a variable interest in a VIE to qualitatively assess whether it has a controlling financial interest in the entity, and if so, whether it is the primary beneficiary. This guidance also requires that companies continually evaluate VIEs for consolidation, rather than assessing whether consolidation is required based upon the occurrence of triggering events. This guidance enhances disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. This guidance is effective for the first annual reporting period beginning after November 15, 2009. This guidance did not have a material impact on the Company's results of operations, financial position or related disclosures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Recent Accounting Pronouncements— (Continued)

In June 2009, the FASB issued authoritative guidance which replaced the previous hierarchy of U.S. GAAP and establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. This guidance did not have a material impact on the Company's results of operations or financial position, but did require changes to the disclosures in the Company's financial statements.

In July 2009, the FASB issued authoritative guidance to improve the consistency with which companies apply fair value measurements guidance to liabilities. This guidance is effective for interim and annual periods beginning after September 30, 2009. This guidance did not have a material impact on the Company's results of operations, financial position or related disclosures.

In October 2009, the FASB issued authoritative guidance that amends existing guidance for identifying separate deliverables in a revenue-generating transaction where multiple deliverables exist, and provides guidance for measuring and allocating revenue to one or more units of accounting. In addition, the FASB issued authoritative guidance on arrangements that include software elements. Under this guidance, tangible products containing software components and non-software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance. This guidance is effective using the prospective application or the retrospective application for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with earlier application permitted. This guidance did not have a material impact on the Company's results of operations or financial position.

In January 2010, the FASB issued authoritative guidance that amends the disclosure requirements related to recurring and nonrecurring fair value measurements. This guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (assets and liabilities measured using observable inputs such as quoted prices in active markets) and Level 2 (assets and liabilities measured using inputs other than quoted prices in active markets that are either directly or indirectly observable) of the fair value measurement hierarchy, including the amount and reason of the transfers. Additionally, this guidance requires a roll forward of activities on purchases, sales, issuances, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the additional disclosure for Level 3 assets and liabilities, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. This guidance did not have a material impact on the Company's results of operations or financial position, but did require changes to the disclosures in its interim and annual financial statements.

In February 2010, the FASB issued authoritative guidance that amends the disclosure requirements related to subsequent events. This guidance includes the definition of a Securities and Exchange Commission filer, removes the definition of a public entity, redefines the reissuance disclosure requirements and allows public companies to omit the disclosure of the date through which subsequent events have been evaluated. This guidance is effective for financial statements issued for interim and annual periods ending after February 2010. This guidance did not have a material impact on the Company's results of operations or financial position, but did require changes to the Company's disclosures in its financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Recent Accounting Pronouncements— (Continued)

In April 2010, the FASB issued authoritative guidance related to the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved if the milestone is: (a) commensurate with either the vendor's performance to achieve the milestone or the enhancement of the value of the item delivered; (b) relates solely to past performance; and (c) is reasonable relative to all deliverables and payment terms in the arrangement. This guidance is effective on a prospective basis for financial statements issued for interim and annual periods ending after June 15, 2010, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In May 2011, the FASB issued authoritative guidance to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). This guidance clarifies the intent of the existing fair value measurement and disclosure requirements and modifies principles and requirements for measuring fair value and for disclosing information about fair value measurement. This guidance is effective on a prospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011. This guidance is not expected to materially impact the Company's results of operations or financial position, but will require changes to the disclosures in its interim and annual financial statements.

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This guidance requires changes in stockholders' equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income and the total of comprehensive income. This guidance is effective on a retrospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011. This guidance is not expected to have a material impact on the Company's results of operations or financial position, but will require changes to the consolidated statement of stockholders' equity and the addition of the consolidated statement of comprehensive income.

In September 2011, the FASB issued authoritative guidance to simplify how companies test goodwill for impairment. The guidance permits a company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for goodwill impairment tests performed for interim and annual periods beginning after December 15, 2011, with early adoption permitted. This guidance is not expected to have a material impact on the Company's results of operations or financial position.

In December 2011, the FASB issued authoritative guidance to defer the effective date pertaining to the presentation of reclassification adjustments out of accumulated other comprehensive income previously established in the authoritative guidance issued in June 2011. This guidance also defers the presentation of the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. This guidance is effective on a retrospective basis for financial statements issued for interim and annual periods beginning after December 15, 2011. This guidance is not expected to have a material impact on the Company's results of operations or financial position, but will require changes to the consolidated statement of stockholders' equity and the addition of the consolidated statement of comprehensive income.

3. ACQUISITIONS

On October 25, 2011, the Company acquired Virtual Premise, Inc. ("Virtual Premise"), a Software as a Service ("SaaS") provider of real estate information management solutions. Pursuant to the terms of the acquisition agreement, the Company paid approximately $17.2 million in cash, approximately 80% of which was paid on the closing date to the Virtual Premise stockholders and the remaining 20% of which will be held in escrow until paid 270 days after the closing date, subject to use of such funds to satisfy any post-closing net working capital adjustments or indemnification claims made prior to such date. The purchase price was later reduced by approximately $200,000 after taking into account post-closing purchase price adjustments and this amount is expected to be paid from the escrow fund to the Company.

The purchase price for the Virtual Premise acquisition was allocated as follows (in thousands):

Acquired trade names and other	$	740
Acquired customer base		3,740
Acquired database technology		810
Goodwill		12,205
Other assets and liabilities		(529)
Total purchase consideration	$	16,966

This acquisition was accounted for using the acquisition method which requires that, among other things, assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date. The purchase price was allocated to tradenames, customer base, database technology, goodwill and various other asset and liability accounts. The acquired customer base for the acquisition, which consists of one distinct intangible asset and is composed of acquired customer contracts and the related customer relationships, is being amortized on a 125% declining balance method over ten years. The identified intangibles are amortized over their estimated useful lives. Goodwill for this acquisition is not amortized, but is subject to annual impairment tests. The results of operations of Virtual Premise have been consolidated with those of the Company since the date of the acquisition and are not considered material to the Company's consolidated financial statements. Accordingly, pro forma financial information has not been presented for the acquisition. The purchase accounting is preliminary and is subject to change.

4. INVESTMENTS

The Company determines the appropriate classification of debt and equity investments at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company considers all of its investments to be available-for-sale. Short-term investments consist of government/federal notes and bonds and corporate obligations with maturities greater than 90 days at the time of purchase. Available-for-sale short-term investments with contractual maturities beyond one year are classified as current in the Company's consolidated balance sheets because they represent the investment of cash that is available for current operations. Long-term investments consist of variable rate debt instruments with an auction reset feature, referred to as "ARS". Investments are carried at fair market value.

4. INVESTMENTS — (CONTINUED)

Scheduled maturities of investments classified as available-for-sale as of December 31, 2011 are as follows (in thousands):

Maturity		Fair Value
Due in:		
2012	$	3,461
2013-2016		—
2017-2021		54
2022 and thereafter		24,584
Available-for-sale investments	$	28,099

The realized gains on the Company's investments for the years ended December 31, 2009, 2010 and 2011 were approximately $4,000, $11,000 and $0, respectively. The realized losses on the Company's investments for the years ended December 31, 2009, 2010 and 2011 were approximately $5,000, $41,000 and $0, respectively.

Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

As of December 31, 2011, the amortized cost basis and fair value of investments classified as available-for-sale are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 3,397	$ 64	$ —	$ 3,461
Government-sponsored enterprise obligations	55	—	(1)	54
Auction rate securities	27,325	—	(2,741)	24,584
Available-for-sale investments	$ 30,777	$ 64	$ (2,742)	$ 28,099

As of December 31, 2010, the amortized cost basis and fair value of investments classified as available-for-sale are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Collateralized debt obligations	$ 46	$ —	$ —	$ 46
Corporate debt securities	3,407	196	—	3,603
Government-sponsored enterprise obligations	74	—	(1)	73
Auction rate securities	32,175	—	(2,986)	29,189
Available-for-sale investments	$ 35,702	$ 196	$ (2,987)	$ 32,911

4. INVESTMENTS — (CONTINUED)

The unrealized losses on the Company's investments as of December 31, 2010 and 2011 were generated primarily from changes in interest rates. The losses are considered temporary, as the contractual terms of these investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment. Because the Company does not intend to sell these instruments and it is more likely than not that the Company will not be required to sell these instruments prior to anticipated recovery, which may be maturity, it does not consider these investments to be other-than-temporarily impaired as of December 31, 2010 and 2011. See Note 5 to the consolidated financial statements for further discussion of the fair value of the Company's financial assets.

The components of the Company's investments in an unrealized loss position for more than twelve months consists of the following (in thousands):

	December 31,			
	2010		2011	
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Government-sponsored enterprise obligations	$ 73	$ (1)	$ 54	$ (1)
Auction rate securities	29,189	(2,986)	24,584	(2,741)
Investments in an unrealized loss position	$ 29,262	$ (2,987)	$ 24,638	$ (2,742)

The Company did not have any investments in an unrealized loss position for less than twelve months as of December 31, 2010 and 2011, respectively.

5. FAIR VALUE

Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. There is a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table represents the Company's fair value hierarchy for its financial assets (cash, cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2011 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 75,688	$ —	$ —	$ 75,688
Money market funds	220,996	—	—	220,996
Commercial paper	248,596	—	—	248,596
Corporate debt securities	—	3,461	—	3,461
Government-sponsored enterprise obligations	—	54	—	54
Auction rate securities	—	—	24,584	24,584
Total assets measured at fair value	$ 545,280	$ 3,515	$ 24,584	$ 573,379

5. FAIR VALUE — (CONTINUED)

The following table represents the Company's fair value hierarchy for its financial assets (cash, cash equivalents and investments) and liabilities measured at fair value on a recurring basis as of December 31, 2010 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 55,496	$ —	$ —	$ 55,496
Money market funds	150,909	—	—	150,909
Collateralized debt obligations	—	46	—	46
Corporate debt securities	—	3,603	—	3,603
Government-sponsored enterprise obligations	—	73	—	73
Auction rate securities	—	—	29,189	29,189
Total assets measured at fair value	$ 206,405	$ 3,722	$ 29,189	$ 239,316
Liabilities:				
Deferred consideration	$ —	$ —	$ 3,222	$ 3,222
Total liabilities measured at fair value	$ —	$ —	$ 3,222	$ 3,222

The Company's Level 2 assets consist of collateralized debt obligations, corporate debt securities and government-sponsored enterprise obligations, which do not have directly observable quoted prices in active markets. The Company's Level 2 assets are valued using matrix pricing.

The Company's Level 3 assets consist of ARS, whose underlying assets are primarily student loan securities supported by guarantees from the Federal Family Education Loan Program ("FFELP") of the U.S. Department of Education.

The following table summarizes changes in fair value of the Company's Level 3 assets from December 31, 2007 to December 31, 2011 (in thousands):

	Auction Rate Securities
Balance at December 31, 2007	$ 53,975
Change in unrealized loss included in other comprehensive loss	(3,710)
Settlements	(20,925)
Balance at December 31, 2008	29,340
Change in unrealized gain included in other comprehensive loss	684
Settlements	(300)
Balance at December 31, 2009	29,724
Change in unrealized gain included in other comprehensive loss	40
Settlements	(575)
Balance at December 31, 2010	29,189
Change in unrealized gain included in other comprehensive loss	245
Settlements	(4,850)
Balance at December 31, 2011	$ 24,584

5. FAIR VALUE — (CONTINUED)

ARS are variable rate debt instruments whose interest rates are reset approximately every 28 days. The underlying securities have contractual maturities greater than twenty years. The ARS are recorded at fair value.

As of December 31, 2011, the Company held ARS with $27.3 million par value, all of which failed to settle at auction. The majority of these investments are of high credit quality with AAA credit ratings and are primarily student loan securities supported by guarantees from the FFELP of the U.S. Department of Education. The Company may not be able to liquidate and fully recover the carrying value of the ARS in the near term. As a result, these securities are classified as long-term investments in the Company's consolidated balance sheet as of December 31, 2011.

While the Company continues to earn interest on its ARS investments at the contractual rate, these investments are not currently trading and therefore do not currently have a readily determinable market value. The estimated fair value of the ARS no longer approximates par value. The Company used a discounted cash flow model to determine the estimated fair value of its investment in ARS as of December 31, 2011. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, credit spreads, timing and amount of cash flows, liquidity risk premiums, expected holding periods and default risk. Based on this assessment of fair value, as of December 31, 2011, the Company determined there was a decline in the fair value of its ARS investments of approximately $2.7 million. The decline was deemed to be a temporary impairment and recorded as an unrealized loss in accumulated other comprehensive loss in stockholders' equity. In addition, while a majority of the ARS are currently rated AAA, if the issuers are unable to successfully close future auctions and/or their credit ratings deteriorate, the Company may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments.

As of December 31, 2011, the Company had no Level 3 liabilities. As of December 31, 2010, the Company held Level 3 liabilities for deferred consideration related to the Company's October 19, 2009 acquisition of Resolve Technology, Inc. ("Resolve Technology"). The deferred consideration totaled $3.2 million as of December 31, 2010 and included (i) a potential deferred cash payment due approximately two years after closing based on the incremental growth of Resolve Technology's revenue as of September 2011 over its revenue as of September 2009, and (ii) other potential deferred cash payments for successful completion of operational and sales milestones during the period from closing through no later than October 31, 2013, which period may be extended by the parties to a date no later than December 31, 2014. On June 24, 2011, the Company made a payment of $500,000 for the successful completion of one of the operational milestones. On September 8, 2011, the Company entered into an agreement to settle all remaining potential deferred cash payments due under the original agreement. Under the terms of the agreement, the Company made a payment of $1.6 million on September 14, 2011 to settle the entire obligation. The Company reversed the remaining $1.2 million deferred consideration as a reduction to general and administrative expense during the three months ended September 30, 2011.

The following table summarizes changes in fair value of the Company's Level 3 liabilities from December 31, 2009 to December 31, 2011 (in thousands):

	Deferred Consideration
Balance at December 31, 2009	$ 3,082
Accretion for 2010	140
Balance at December 31, 2010	3,222
Accretion for 2011	85
Payments made in 2011	(2,100)
Adjustments made in 2011	(1,207)
Balance at December 31, 2011	$ —

5. FAIR VALUE — (CONTINUED)

Prior to the settlement on September 8, 2011, the Company used a discounted cash flow model to determine the estimated fair value of its Level 3 liabilities. The significant assumptions used in preparing the discounted cash flow model included the discount rate, estimates for future incremental revenue growth and probabilities for completion of operational and sales milestones.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,	
	2010	2011
Building	$ 42,920	$ —
Leasehold improvements	16,290	24,029
Furniture, office equipment and research vehicles	21,116	23,740
Computer hardware and software	24,354	28,561
	104,680	76,330
Accumulated depreciation and amortization	(34,759)	(38,759)
Property and equipment, net	$ 69,921	$ 37,571

Depreciation expense for property and equipment was approximately $7.6 million, $8.6 million and $8.4 million for the years ended December 31, 2009, 2010 and 2011.

7. GOODWILL

The changes in the carrying amount of goodwill by operating segment consist of the following (in thousands):

	United States	International	Total
Goodwill, December 31, 2009	$ 55,260	$ 25,061	$ 80,321
Effect of foreign currency translation	—	(719)	(719)
Goodwill, December 31, 2010	55,260	24,342	79,602
Acquisitions	12,205	—	12,205
Effect of foreign currency translation	—	(23)	(23)
Goodwill, December 31, 2011	$ 67,465	$ 24,319	$ 91,784

The Company recorded goodwill of approximately $12.2 million in connection with the October 2011 acquisition of Virtual Premise.

During the fourth quarters of 2010 and 2011, the Company completed the annual impairment test of goodwill and concluded that goodwill was not impaired.

8. INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of the following (in thousands, except amortization period data):

	December 31, 2010	December 31, 2011	Weighted- Average Amortization Period (in years)
Capitalized product development cost	$ 1,795	$ 2,140	4
Accumulated amortization	(1,795)	(1,647)	
Capitalized product development cost, net	—	493	
Building photography	11,771	12,031	5
Accumulated amortization	(10,311)	(11,122)	
Building photography, net	1,460	909	
Acquired database technology	26,034	25,140	4
Accumulated amortization	(22,150)	(21,477)	
Acquired database technology, net	3,884	3,663	
Acquired customer base	55,380	58,576	10
Accumulated amortization	(43,349)	(45,055)	
Acquired customer base, net	12,031	13,521	
Acquired trade names and other	9,640	10,376	7
Accumulated amortization	(8,241)	(8,432)	
Acquired trade names and other, net	1,399	1,944	
Intangibles and other assets, net	$ 18,774	$ 20,530	

Amortization expense for intangibles and other assets was approximately $7.1 million, $5.0 million and $4.4 million for the years ended December 31, 2009, 2010 and 2011.

In the aggregate, amortization for intangibles and other assets existing as of December 31, 2011 for future periods is expected to be approximately $4.1 million, $3.2 million, $2.6 million, $2.3 million and $2.2 million for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

9. INCOME TAXES

The components of the provision (benefit) for income taxes attributable to operations consist of the following (in thousands):

	Year Ended December 31,		
	2009	2010	2011
Current:			
Federal	$ 15,194	$ 7,061	$ 22,779
State	1,593	1,424	2,226
Foreign	26	61	12
Total current	16,813	8,546	25,017
Deferred:			
Federal	(2,097)	1,706	(14,661)
State	(199)	(6)	(2,425)
Foreign	(122)	(25)	(18)
Total deferred	(2,418)	1,675	(17,104)
Total provision for income taxes	$ 14,395	$ 10,221	$ 7,913

The components of deferred tax assets and liabilities consists of the following (in thousands):

	December 31,	
	2010	2011
Deferred tax assets:		
Reserve for bad debts	$ 921	$ 963
Accrued compensation	3,030	3,987
Stock compensation	3,087	4,049
Net operating losses	3,365	6,129
Accrued reserve	961	5,789
Capital loss carryovers	312	—
Unrealized loss on securities	1,074	1,025
Deferred rent	1,546	1,781
Deferred revenue	1,154	1,180
Other non-deductible liabilities	226	147
Deferred gain from sale of building	—	13,504
Total deferred tax assets	15,676	38,554
Deferred tax liabilities:		
Prepaids	(725)	(1,054)
Depreciation	(2,396)	(3,546)
Intangibles	(4,132)	(7,233)
Total deferred tax liabilities	(7,253)	(11,833)
Net deferred tax asset	8,423	26,721
Valuation allowance	(4,670)	(5,270)
Net deferred taxes	$ 3,753	$ 21,451

9. INCOME TAXES — (CONTINUED)

For the years ended December 31, 2010 and 2011, a valuation allowance has been established for certain deferred tax assets due to the uncertainty of realization. The valuation allowance for the years ended December 31, 2010 and 2011 includes an allowance for unrealized losses, foreign deferred tax assets and state net operating loss carryforwards. The valuation allowance for the deferred tax asset for unrealized losses has been recorded as an adjustment to accumulated other comprehensive loss. For the year ended December 31, 2010, the valuation allowance also included an allowance for capital losses. In 2011, the capital losses were used to offset the capital gains resulting from the Company's sale of the office building located at 1331 L Street, NW, in downtown Washington, DC (the "DC Office Building"), which sale closed on February 18, 2011. See Note 17 for details on the sale of the building. As a result of the sale, the valuation allowance for capital losses was no longer required for the year ended December 31, 2011.

The Company established the valuation allowance because it is more likely than not that a portion of the deferred tax asset for certain items will not be realized based on the weight of available evidence. A valuation allowance was established for the unrealized losses on securities and the capital loss carryovers as the Company has not historically generated capital gains, and it is uncertain whether the Company will generate sufficient capital gains in the future to absorb the capital losses. For the year ended December 31, 2011, the Company's sale of the DC Office Building generated capital gains, but the Company does not expect to engage in similar transactions on a regular basis. The Company continues to maintain a valuation allowance as of December 31, 2011, for the unrealized losses on securities because it is uncertain as to whether the losses will be realized in a year such that the losses could be carried back to offset the gain from the Company's sale of the DC Office Building. A valuation allowance was established for the foreign deferred tax assets due to the uncertainty of future foreign taxable income. The Company has not had sufficient taxable income historically to utilize the foreign deferred tax assets, and it is uncertain whether the Company will generate sufficient taxable income in the future to utilize the deferred tax assets. Similarly, the Company has established a valuation allowance for net operating losses in certain states where it is uncertain whether the Company will generate sufficient taxable income to utilize the net operating losses before they expire.

The Company's change in valuation allowance was an increase of approximately $1.7 million for the year ended December 31, 2010 and an increase of approximately $600,000 for the year ended December 31, 2011. The increase for the year ended December 31, 2011 is primarily due to the increase in the valuation allowance for foreign deferred tax assets of approximately $900,000, which was partially offset by approximately $300,000 for the release of the valuation allowance for the capital loss upon the Company's sale of the DC Office Building.

The Company had U.S. income of approximately $39.0 million, $30.2 million and $29.1 million for the years ended December 31, 2009, 2010 and 2011, respectively. The Company had foreign losses of approximately $5.9 million, $6.7 million and $6.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

9. INCOME TAXES — (CONTINUED)

The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows (in thousands):

	Year Ended December 31,		
	2009	2010	2011
Expected federal income tax provision at statutory rate	$ 11,581	$ 8,229	$ 7,899
State income taxes, net of federal benefit	1,778	1,372	(123)
Foreign income taxes, net effect	347	(1,688)	(961)
Stock compensation	300	289	(143)
Increase in valuation allowance	1,446	1,657	643
Disregarded entity election	(1,477)	(992)	—
Nondeductible compensation	140	945	448
Other adjustments	280	409	150
Income tax expense, net	$ 14,395	$ 10,221	$ 7,913

The Company paid approximately $19.4 million, $12.9 million, and $19.5 million in income taxes for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company has net operating loss carryforwards for international income tax purposes of approximately $15.9 million, which do not expire. The Company has federal net operating loss carryforwards of approximately $4.6 million that begin to expire in 2020 and state income tax credit carryforwards of approximately $600,000 that begin to expire in 2020.

The following tables summarize the activity related to the Company's unrecognized tax benefits (in thousands):

Unrecognized tax benefit as of December 31, 2008	$ 1,558
Increase for current year tax positions	69
Increase for prior year tax positions	257
Expiration of the statute of limitation for assessment of taxes	(28)
Unrecognized tax benefit as of December 31, 2009	1,856
Increase for current year tax positions	70
Decrease for prior year tax positions	(116)
Expiration of the statute of limitation for assessment of taxes	(44)
Unrecognized tax benefit as of December 31, 2010	1,766
Increase for current year tax positions	1,243
Increase for prior year tax positions	445
Expiration of the statute of limitation for assessment of taxes	(107)
Unrecognized tax benefit as of December 31, 2011	$ 3,347

9. INCOME TAXES — (CONTINUED)

Approximately $244,000 and $1.4 million of the unrecognized tax benefit as of December 31, 2010, and 2011, respectively, would favorably affect the annual effective tax rate, if recognized in future periods. During 2009, the Company recognized approximately $10,000 of interest benefit and $20,000 of penalties, and had total accruals of approximately $164,000 for interest and $54,000 for penalties as of December 31, 2009. During 2010, the Company recognized approximately $20,000 of interest and $7,000 of penalties, and had total accruals of approximately $184,000 for interest and $61,000 for penalties as of December 31, 2010. During 2011, the Company recognized approximately $31,000 of interest and $8,000 of penalties, and had total accruals of approximately $215,000 for interest and $69,000 for penalties as of December 31, 2011. The Company does not anticipate the amount of the unrecognized tax benefits to change significantly over the next twelve months.

The Company's federal and state income tax returns for tax years 2008 through 2010 remain open to examination. The Company's U.K. income tax returns for tax years 2005 through 2010 remain open to examination.

10. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities and office equipment under various noncancelable-operating leases. The leases contain various renewal options. Rent expense for the years ended December 31, 2009, 2010 and 2011 was approximately $9.1 million, $12.0 million and $13.3 million, respectively.

Future minimum lease payments as of December 31, 2011 are as follows (in thousands):

2012	$ 13,420
2013	11,055
2014	9,151
2015	8,882
2016	8,912
2017 and thereafter	72,854
	$ 124,274

On April 27, 2011, the Company signed a definitive agreement to acquire LoopNet, Inc. ("LoopNet") (NASDAQ: LOOP). Pursuant to the merger agreement, (a) each outstanding share of LoopNet common stock will be converted into a unit consisting of (i) $16.50 in cash (the "Cash Consideration"), without interest and (ii) 0.03702 shares of CoStar common stock (the "Stock Consideration"), and (b) each outstanding share of Series A Preferred Stock will be converted into a unit consisting of (i) the product of 148.80952 multiplied by the Cash Consideration and (ii) the product of 148.80952 multiplied by the Stock Consideration, representing a total equity value of approximately $860.0 million and an enterprise value of $762.0 million as of April 27, 2011. The transaction is subject to customary closing conditions, including antitrust clearance. The holders of a majority of the outstanding shares of LoopNet's common stock and Series A Preferred Stock, voting together as a single class on an as-converted basis, approved the adoption of the merger agreement on July 11, 2011. The Company engaged J.P. Morgan Securities LLC ("J.P. Morgan") to act as its financial advisor in connection with the acquisition. On April 27, 2011, CoStar received a commitment letter from J.P. Morgan Bank for a fully committed term loan of $415.0 million and a $50.0 million revolving credit facility, of which $37.5 million are committed, which will be available, subject to customary conditions, to fund the acquisition and the ongoing working capital needs of the Company and its subsidiaries following the transaction. See Note 20 for additional information regarding the financing commitment from J.P. Morgan Bank and the credit facility entered into subsequent to December 31, 2011.

10. COMMITMENTS AND CONTINGENCIES — (CONTINUED)

The Company is obligated to pay $4.0 million to J.P. Morgan if the acquisition closes. Completion of the merger remains subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") and other customary closing conditions. As of December 31, 2011, the parties have not yet reached agreement with the Federal Trade Commission (the "FTC") on the terms of a consent order with the FTC, and there can be no assurance that such agreement will be reached in a timely manner or at all. See Note 20 for further details on the waiting period imposed by the HSR Act and discussions with the FTC that occurred subsequent to December 31, 2011.

In certain circumstances set forth in the merger agreement, if the merger is not consummated or the agreement is terminated, LoopNet may be obligated to pay the Company a termination fee of $25.8 million. Similarly, in certain circumstances set forth in the merger agreement, if the merger is not consummated or the agreement is terminated, the Company may be obligated to pay LoopNet a termination fee of $51.6 million. See Note 19 for further details on the pending acquisition and Notes 19 and 20 for additional information regarding the waiting period imposed by the HSR Act.

In May 2011, LoopNet, the Board of Directors of LoopNet ("the LoopNet Board") and/or the Company were named as defendants in three purported class action lawsuits brought by alleged LoopNet stockholders challenging LoopNet's proposed merger with the Company. The stockholder actions allege, among other things, that (i) each member of the LoopNet Board breached his fiduciary duties to LoopNet and its stockholders in authorizing the sale of LoopNet to the Company, (ii) the merger does not maximize value to LoopNet stockholders, (iii) LoopNet and the Company have made incomplete or materially misleading disclosures about the proposed transaction and (iv) LoopNet and the Company aided and abetted the breaches of fiduciary duty allegedly committed by the members of the LoopNet Board. The stockholder actions seek class action certification and equitable relief, including an injunction against consummation of the merger. The parties have stipulated to the consolidation of the actions, and to permit the filing of a consolidated complaint. In June 2011, counsel for the parties entered into a memorandum of understanding in which they agreed on the terms of a settlement of this litigation, which could result in a loss to the Company of approximately $100,000. The proposed settlement is conditioned upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the merger and final approval of the proposed settlement by the court.

Currently, and from time to time, the Company is involved in litigation incidental to the conduct of its business. In accordance with GAAP, the Company records a provision for a liability when it is both probable that a liability has been incurred and the amount can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome may occur as a result of one or more of the Company's current litigation matters, management has concluded that it is not probable that a loss has been incurred in connection with the Company's current litigation other than as described above. In addition, other than as described above, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in the Company's current litigation and accordingly, the Company has not recognized any liability in the consolidated financial statements for unfavorable results, if any, other than described above. Legal defense costs are expensed as incurred.

11. SEGMENT REPORTING

The Company manages its business geographically in two operating segments, with the primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France. The Company's subscription-based information services, consisting primarily of CoStar Property Professional®, CoStar Tenant®, CoStar COMPS Professional®, and FOCUS™ services, currently generate approximately 94% of the Company's total revenues. CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional are generally sold as a suite of similar services and comprise the Company's primary service offering in the U.S. operating segment. FOCUS is the Company's primary service offering in the International operating segment. Management relies on an internal management reporting process that provides revenue and operating segment EBITDA, which is the Company's net income before interest, income taxes, depreciation and amortization. Management believes that operating segment EBITDA is an appropriate measure for evaluating the operational performance of the Company's operating segments. EBITDA is used by management to internally measure operating and management performance and to evaluate the performance of the business. However, this measure should be considered in addition to, not as a substitute for or superior to, income from operations or other measures of financial performance prepared in accordance with GAAP.

Summarized information by operating segment was as follows (in thousands):

	Year Ended December 31,		
	2009	2010	2011
Revenues			
United States	$ 191,556	$ 208,463	$ 233,381
International			
External customers	18,103	17,797	18,357
Intersegment revenue	898	1,266	1,140
Total international revenue	19,001	19,063	19,497
Intersegment eliminations	(898)	(1,266)	(1,140)
Total revenues	$ 209,659	$ 226,260	$ 251,738
EBITDA			
United States	$ 47,697	$ 39,607	$ 38,099
International	(1,186)	(3,183)	(3,476)
Total EBITDA	$ 46,511	$ 36,424	$ 34,623
Reconciliation of EBITDA to net income			
EBITDA	$ 46,511	$ 36,424	$ 34,623
Purchase amortization in cost of revenues	(2,389)	(1,471)	(1,353)
Purchase amortization in operating expenses	(3,412)	(2,305)	(2,237)
Depreciation and other amortization	(8,875)	(9,873)	(9,262)
Interest income, net	1,253	735	798
Income tax expense, net	(14,395)	(10,221)	(7,913)
Net income	$ 18,693	$ 13,289	$ 14,656

Intersegment revenue is attributable to services performed for the Company's wholly owned subsidiary, Property and Portfolio Research, Inc. ("PPR"), by Property and Portfolio Research Ltd., a wholly owned subsidiary of PPR. Intersegment revenue is recorded at an amount the Company believes approximates fair value. U.S. EBITDA includes a corresponding cost for the services performed by Property and Portfolio Research Ltd. for PPR.

11. SEGMENT REPORTING— (CONTINUED)

International EBITDA includes a corporate allocation of approximately $500,000, $400,000 and $800,000 for the years ended December 31, 2009, 2010 and 2011, respectively. The corporate allocation represents costs incurred for U.S. employees involved in management and expansion activities of the Company's International operating segment.

Summarized information by operating segment consists of the following (in thousands):

	December 31,	
	2010	2011
Property and equipment, net		
United States	$ 67,076	$ 35,044
International	2,845	2,527
Total property and equipment, net	$ 69,921	$ 37,571
Goodwill		
United States	$ 55,260	$ 67,465
International	24,342	24,319
Total goodwill	$ 79,602	$ 91,784
Assets		
United States	$ 469,449	$ 808,930
International	39,038	38,061
Total operating segment assets	$ 508,487	$ 846,991
Reconciliation of operating segment assets to total assets		
Total operating segment assets	$ 508,487	$ 846,991
Investment in subsidiaries	(18,344)	(18,344)
Intercompany receivables	(50,495)	(57,612)
Total assets	$ 439,648	$ 771,035
Liabilities		
United States	$ 52,482	$ 107,776
International	47,944	53,221
Total operating segment liabilities	$ 100,426	$ 160,997
Reconciliation of operating segment liabilities to total liabilities		
Total operating segment liabilities	$ 100,426	$ 160,997
Intercompany payables	(42,280)	(49,139)
Total liabilities	$ 58,146	$ 111,858

12. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has 2,000,000 shares of preferred stock, $0.01 par value, authorized for issuance. The Board of Directors may issue the preferred stock from time to time as shares of one or more classes or series.

Common Stock

The Company has 30,000,000 shares of common stock, $0.01 par value, authorized for issuance. Dividends may be declared and paid on the common stock, subject in all cases to the rights and preferences of the holders of preferred stock and authorization by the Board of Directors. In the event of liquidation or winding up of the Company and after the payment of all preferential amounts required to be paid to the holders of any series of preferred stock, any remaining funds shall be distributed among the holders of the issued and outstanding common stock.

13. NET INCOME PER SHARE

The following table sets forth the calculation of basic and diluted net income per share (in thousands except per share data):

	Year Ended December 31,		
	2009	2010	2011
Numerator:			
Net income	$ 18,693	$ 13,289	$ 14,656
Denominator:			
Denominator for basic net income per share — weighted-average outstanding shares	19,780	20,330	23,131
Effect of dilutive securities:			
Stock options and restricted stock	145	377	396
Denominator for diluted net income per share — weighted-average outstanding shares	19,925	20,707	23,527
Net income per share — basic	$ 0.95	$ 0.65	$ 0.63
Net income per share — diluted	$ 0.94	$ 0.64	$ 0.62

Stock options to purchase approximately 483,800, 167,000 and 2,300 shares that were outstanding as of December 31, 2009, 2010 and 2011, respectively, were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares during the period and, therefore, the effect would have been anti-dilutive.

14. EMPLOYEE BENEFIT PLANS

Stock Incentive Plans

In June 1998, the Company's Board of Directors adopted the 1998 Stock Incentive Plan (as amended, the "1998 Plan") prior to consummation of the Company's initial public offering. In April 2007, the Company's Board of Directors adopted the CoStar Group, Inc. 2007 Stock Incentive Plan (as amended, the "2007 Plan"), subject to stockholder approval, which was obtained on June 7, 2007. All shares of common stock that were authorized for issuance under the 1998 Plan that, as of June 7, 2007, remained available for issuance under the 1998 Plan (excluding shares subject to outstanding awards) were rolled into the 2007 Plan and, as of that date, no shares of common stock were available under the 1998 Plan. The 1998 Plan continues to govern unexercised and unexpired awards issued under the 1998 Plan prior to June 7, 2007. The 1998 Plan provided for the grant of stock and stock options to officers, directors and employees of the Company and its subsidiaries. Stock options granted under the 1998 Plan could be incentive or non-qualified. The exercise price for an incentive stock option may not be less than the fair market value of the Company's common stock on the date of grant. The vesting period of the options and restricted stock grants was determined by the Board of Directors and was generally three to four years. Upon the occurrence of a Change of Control, as defined in the 1998 Plan, all outstanding unexercisable options and restricted stock grants under the 1998 Plan immediately become exercisable.

The 2007 Plan provides for the grant of stock options, restricted stock, restricted stock units, and stock appreciation rights to officers, employees, directors and consultants of the Company and its subsidiaries. Stock options granted under the 2007 Plan may be non-qualified or may qualify as incentive stock options. Except in limited circumstances related to a merger or other acquisition, the exercise price for an option may not be less than the fair market value of the Company's common stock on the date of grant. The vesting period for each grant of options, restricted stock, restricted stock units and stock appreciation rights under the 2007 Plan is determined by the Board of Directors and is generally three to four years, subject to minimum vesting periods for restricted stock and restricted stock units of at least one year. The Company has reserved the following shares of common stock for issuance under the 2007 Plan (including an increase of 1,300,000 shares of common stock pursuant to an amendment to the 2007 Plan approved by the Company's stockholders on June 2, 2010): (a) 2,300,000 shares of common stock, plus (b) 121,875 shares of common stock that were authorized for issuance under the 1998 Plan that, as of June 7, 2007, remained available for issuance under the 1998 Plan (not including any Shares that were subject as of such date to outstanding awards under the 1998 Plan), and (c) any shares of common stock subject to outstanding awards under the 1998 Plan as of June 7, 2007, that on or after such date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares). Unless terminated sooner, the 2007 Plan will terminate in April 2017, but will continue to govern unexercised and unexpired awards issued under the 2007 Plan prior to that date. Approximately 1.9 million and 1.3 million shares were available for future grant under the 2007 Plan as of December 31, 2010 and 2011, respectively.

14. EMPLOYEE BENEFIT PLANS — (CONTINUED)

Stock Incentive Plans — (Continued)

Option activity was as follows:

	Number of Shares	Range of Exercise Price	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2008	815,586	$16.20 - $55.07	$33.98		
Granted	267,756	$25.00 - $40.13	$31.05		
Exercised	(85,228)	$17.35 - $36.38	$26.20		
Canceled or expired	(44,818)	$30.06 - $46.81	$39.40		
Outstanding at December 31, 2009	953,296	$16.20 - $55.07	$33.60		
Granted	160,892	$40.06 - $54.51	$43.49		
Exercised	(137,724)	$16.20 - $45.18	$27.01		
Canceled or expired	(30,768)	$18.31 - $44.86	$37.83		
Outstanding at December 31, 2010	945,696	$17.34 - $55.07	$36.10		
Granted	111,470	$57.16 - $60.23	$57.28		
Exercised	(198,132)	$17.97 - $54.51	$31.37		
Canceled or expired	(11,932)	$36.48 - $54.51	$40.65		
Outstanding at December 31, 2011	847,102	$17.34 - $60.23	$39.93	5.72	$22,701
Exercisable at December 31, 2009	650,063	$16.20 - $55.07	$33.60		
Exercisable at December 31, 2010	609,274	$17.34 - $55.07	$35.21		
Exercisable at December 31, 2011	558,849	$17.34 - $55.07	$37.15	4.35	$16,531

The aggregate intrinsic value is calculated as the difference between (i) the closing price of the common stock at December 31, 2009, 2010 and 2011 and (ii) the exercise prices of the underlying awards, multiplied by the shares underlying options as of December 31, 2009, 2010 and 2011, that had an exercise price less than the closing price on that date. Options to purchase 85,228, 137,724 and 198,132 shares were exercised for the years ended December 31, 2009, 2010, and 2011, respectively. The aggregate intrinsic value of options exercised, determined as of the date of option exercise, was $1.2 million, $2.5 million and $6.1 million for the years ended December 31, 2009, 2010, and 2011, respectively.

At December 31, 2011, there was $14.2 million of unrecognized compensation cost related to stock-based payments, net of forfeitures, which is expected to be recognized over a weighted-average-period of 2.5 years.

14. EMPLOYEE BENEFIT PLANS — (CONTINUED)

Stock Incentive Plans — (Continued)

The weighted-average grant date fair value of each option granted during the years ended December 2009, 2010 and 2011 using the Black-Scholes option-pricing model was $12.72, $16.54 and $21.57 respectively.

The Company estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model, using the assumptions noted in the following table:

	Year Ended December 31,		
	2009	2010	2011
Dividend yield	0%	0%	0%
Expected volatility	43%	40%	40%
Risk-free interest rate	2.2%	2.2%	2.2%
Expected life (in years)	5	5	5

The assumptions above and the estimation of expected forfeitures are based on multiple facts, including historical employee behavior patterns of exercising options and post-employment termination behavior, expected future employee option exercise patterns, and the historical volatility of the Company's stock price.

The following table summarizes information regarding options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$17.34 - $23.08	45,400	0.79	$20.68	45,400	$20.68
$25.00 - $25.00	117,379	7.17	$25.00	74,810	$25.00
$28.15 - $30.06	85,290	1.71	$28.76	85,290	$28.76
$36.48 - $39.00	149,763	4.76	$38.10	113,470	$38.41
$39.53 - $42.10	21,597	3.39	$39.82	17,221	$39.74
$42.29 - $42.29	102,767	8.19	$42.29	31,698	$42.29
$42.71 - $44.86	116,596	5.35	$44.12	104,667	$44.24
$45.18 - $55.07	96,840	5.63	$52.25	86,293	$51.97
$57.16 - $57.16	102,700	9.17	$57.16	—	—
$58.06 - $60.23	8,770	9.18	$58.63	—	—
$17.34 - $60.23	847,102	5.72	$39.93	558,849	$37.15

14. EMPLOYEE BENEFIT PLANS — (CONTINUED)

Stock Incentive Plans — (Continued)

The following table presents unvested restricted stock awards activity for the year ended December 31, 2011:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested restricted stock at December 31, 2010	314,374	$39.09
Granted	196,827	$60.91
Vested	(122,144)	$39.16
Canceled	(22,466)	$43.37
Unvested restricted stock at December 31, 2011	366,591	$50.52

Employee 401(k) Plan

The Company maintains a 401(k) Plan (the "401(k)") as a defined contribution retirement plan for all eligible employees. The 401(k) provides for tax-deferred contributions of employees' salaries, limited to a maximum annual amount as established by the Internal Revenue Service. In 2009, 2010 and 2011, the Company matched 50% of employee contributions up to a maximum of 6% of total compensation. Amounts contributed to the 401(k) by the Company to match employee contributions for the years ended December 31, 2009, 2010 and 2011 were approximately $1.4 million, $1.5 million and $1.9 million, respectively. The Company did not have administrative expenses in connection with the 401(k) plan for the years ended December 31, 2009, 2010 and 2011, respectively.

Employee Pension Plan

The Company maintains a company personal pension plan for all eligible employees in the Company's U.K. offices. The plan is a defined contribution plan. Employees are eligible to contribute a portion of their salaries, subject to a maximum annual amount as established by the Inland Revenue. The Company contributes a match subject to the percentage of the employees' contribution. Amounts contributed to the plan by the Company to match employee contributions for the years ended December 31, 2009, 2010 and 2011 were approximately $130,000, $160,000 and $160,000, respectively.

Employee Stock Purchase Plan

As of August 1, 2006, the Company introduced an Employee Stock Purchase Plan ("ESPP"), pursuant to which eligible employees participating in the plan authorize the Company to withhold specified amounts from the employees' compensation and use the withheld amounts to purchase shares of the Company's common stock at 90% of the market price. Participating employees are able to purchase common stock under this plan during the offering period. The offering period begins the second Saturday before each of the Company's regular pay dates and ends on each of the Company's regular pay dates. There were 64,106 and 56,339 shares available for purchase under the ESPP as of December 31, 2010 and 2011, respectively and approximately 8,100 and 7,800 shares of the Company's common stock were purchased under the ESPP during 2010 and 2011, respectively.

15. LEASE RESTRUCTURING CHARGES

Effective September 24, 2010, the Company consolidated its three facilities located in the Boston, Massachusetts area, including the facilities used by CoStar, PPR, and Resolve Technology, into one facility. The consolidation of the facilities resulted in a lease restructuring charge of approximately $1.3 million recorded in general and administrative expense in the third quarter of 2010. The third quarter lease restructuring charge included amounts for the abandonment of certain lease space as well as the impairment of leasehold improvements totaling approximately $100,000.

15. LEASE RESTRUCTURING CHARGES — (CONTINUED)

Effective July 18, 2011, the Company consolidated its White Marsh, Maryland office with its Columbia, Maryland and Washington, DC offices. The consolidation of the facility resulted in a lease restructuring charge of approximately $1.5 million recorded in general and administrative expense in the third quarter of 2011. The third quarter lease restructuring charge included amounts for the abandonment of certain lease space as well as the impairment of leasehold improvements, furniture and other equipment totaling approximately $500,000.

The amount of the lease restructuring charges recorded were based upon management's best estimate of amounts and timing of certain events that are expected to occur in the future. It is possible that the actual outcome of these events may differ from estimates. The Company reassesses the expected cost to complete the consolidation of the facilities at the end of each reporting period and adjusts the restructuring accrual as necessary to reflect any changes. As a result of reassessments, for the year ended December 31, 2011, an adjustment of approximately $195,000 was recorded due to changes in the Company's assumed sublease income over the remaining lease term. The Company did not record an adjustment to the initial lease restructuring charges for the years ended December 31, 2009 and 2010, respectively. Any future changes will be made to the restructuring accrual when any such differences become determinable.

The following table summarizes the amount included in accrued expenses related to these restructuring charges from December 31, 2009 to December 31, 2011 (in thousands):

	Lease Restructuring Accrual
Accrual balance at December 31, 2009	$ —
Original charge for Boston offices	1,160
Rent payments made in 2010	(229)
Accrual balance at December 31, 2010	931
Original charge for White Marsh office	959
Rent payments made in 2011	(1,319)
Adjustment for assumed sublease income and accretion in 2011	262
Accrual balance at December 31, 2011	$ 833

16. PURCHASE OF BUILDING

In February 2010, the Company purchased a 169,429 square-foot office building located at 1331 L Street, NW in downtown Washington, DC together with the tenancy in the underlying ground lease for the property for a purchase price of $41.25 million in cash. This facility is being used primarily by the Company's U.S. segment. The Company began relocating its Bethesda-based employees and infrastructure to the new building starting in July 2010 and completed its relocation by October 15, 2010.

In connection with the purchase of the building, the Company assumed the ground lease for the parcel of land under the building. The lease, which expires February 29, 2088, requires the payment of minimum annual rent of $778,000 through February 29, 2012, then approximately $918,000 annually through February 29, 2024. Thereafter, the minimum rate is adjusted to fair market value, as defined in the lease, once every 7 years.

The purchase of the building was accounted for as an asset acquisition. The total purchase price of $41.25 million, plus $1.7 million of direct transaction costs was allocated to the building. No other significant assets or liabilities were acquired in this transaction. See Note 17 for further details on the subsequent sale of the building in February 2011.

17. SALE OF BUILDING

On February 2, 2011, 1331 L Street Holdings, LLC ("Holdings"), a wholly owned subsidiary of the Company, and GLL L-Street 1331, LLC ("GLL"), an affiliate of Munich-based GLL Real Estate Partners GmbH, entered into a purchase and sale agreement pursuant to which (i) Holdings agreed to sell to GLL its interest in the 169,429 square-foot office building located at 1331 L Street, NW, in downtown Washington, DC, and (ii) CoStar Realty Information, Inc. ("CoStar Realty"), a wholly owned subsidiary of the Company, agreed to enter into a lease expiring May 31, 2025 with GLL to lease back 149,514 square feet of the office space located in this building, which the Company continues to use as its corporate headquarters. The closing of the sale took place on February 18, 2011. The aggregate consideration paid by GLL to Holdings pursuant to the purchase and sale agreement was $101.0 million in cash, $15.0 million of which was designated to fund additional build-out and planned improvements at the building. Approximately $12.5 million of the $15.0 million additional build-out is recorded as a leasehold improvement in property and equipment. The carrying value of the building at the time of the sale was approximately $47.5 million. Pursuant to the purchase and sale agreement, Holdings entered into an assignment and assumption agreement with GLL regarding the existing ground lease.

The office lease will expire May 31, 2025. The initial base rent is $38.50 per square foot of occupied space, escalating 2.5% per year commencing June 1, 2011. Minimum lease payments will be approximately $6.0 million, $6.1 million, $6.3 million, $6.4 million and $6.6 million for fiscal years 2012 through 2016, respectively, and a total of $62.6 million from 2017 to the end of the lease term.

The transaction qualified for sale-leaseback accounting under an operating lease as all of the risks and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback arrangement did not include any form of continuing involvement, other than a normal leaseback. The $36.0 million gain on sale has been deferred and is being recorded as a reduction in rent expense over the term of the lease in accordance with the accounting guidance for sale-leaseback transactions. The Company recorded approximately $2.2 million from the gain on sale for the year ended December 31, 2011. The closing costs incurred in connection with the sale-leaseback agreement were approximately $2.4 million, primarily due to legal costs, broker commissions and transfer costs which were recorded as a reduction to the gain in the first quarter of 2011.

18. EQUITY OFFERING

During June 2011, the Company completed an equity offering of 4,312,500 shares of common stock for $60.00 per share. Net proceeds from the equity offering were approximately $247.9 million, after deducting approximately $10.4 million of underwriting discounts and commissions and offering expenses of approximately $500,000. The Company intends to use the net proceeds from the sale of the securities to fund a portion of the cash consideration payable in connection with its acquisition of LoopNet and, to the extent that any proceeds remain thereafter, or the acquisition is not completed, for general corporate purposes. General corporate purposes may include additions to working capital, capital expenditures, investments in the Company's subsidiaries, possible acquisitions and the repurchase, redemption or retirement of securities, including the Company's common stock. The net proceeds may be temporarily invested or applied to repay short-term or revolving debt prior to use.

19. PENDING ACQUISITION

On April 27, 2011, the Company signed a definitive agreement to acquire LoopNet, Inc. Pursuant to the merger agreement, (a) each outstanding share of LoopNet common stock will be converted into a unit consisting of (i) $16.50 in cash, without interest and (ii) 0.03702 shares of CoStar common stock, and (b) each outstanding share of Series A Preferred Stock will be converted into a unit consisting of (i) the product of 148.80952 multiplied by the Cash Consideration and (ii) the product of 148.80952 multiplied by the Stock Consideration, representing a total equity value of approximately $860.0 million and an enterprise value of $762.0 million as of April 27, 2011. The boards of directors of both companies have unanimously approved the transaction, and the holders of a majority of the outstanding shares of LoopNet's common stock and Series A Preferred Stock, voting together as a single class on an as-converted basis, approved the adoption of the merger agreement on July 11, 2011. The transaction remains subject to customary closing conditions, including antitrust clearance. On April 27, 2011, CoStar received a commitment letter from J.P. Morgan Bank for a fully committed term loan of $415.0 million and a $50.0 million revolving credit facility, of which $37.5 million are committed, which will be available, subject to customary conditions, to fund the acquisition and the ongoing working capital needs of the Company and its subsidiaries following the transaction. As a result of the pending LoopNet acquisition, the Company recorded approximately $14.2 million in acquisition-related costs in general and administrative expense for the year ended December 31, 2011. See Note 20 for additional information regarding the financing commitment from J.P. Morgan Bank and the credit facility entered into subsequent to December 31, 2011.

As previously disclosed in the proxy statement/prospectus dated June 6, 2011, both the Company and LoopNet filed notification and report forms with the Department of Justice and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"), on May 31, 2011. As a result, the waiting period under the HSR Act with respect to the proposed merger between the Company and LoopNet was scheduled to expire on June 30, 2011. As previously reported in a Current Report on Form 8-K, on June 30, 2011, CoStar and LoopNet each received a request for additional information (commonly referred to as a "second request") from the FTC with respect to the proposed merger of Lonestar Acquisition Sub, Inc., a wholly-owned subsidiary of CoStar, and LoopNet (the "merger"). At the FTC's request, CoStar and LoopNet subsequently agreed to extend the waiting period imposed by the HSR Act from 30 to 60 days after the date of substantial compliance with the second request unless that period is extended voluntarily by the parties or terminated sooner by the FTC. On November 4, 2011, each of the Company and LoopNet certified as to its substantial compliance with the second request. Completion of the merger remains subject to the expiration or termination of the waiting period under the HSR Act and other customary closing conditions. See Note 20 for further details on the status of the pending acquisition and the waiting period imposed by the HSR Act subsequent to December 31, 2011.

The transaction is not subject to a financing condition. In certain circumstances set forth in the merger agreement, if the merger is not consummated or the agreement is terminated, LoopNet may be obligated to pay the Company a termination fee of $25.8 million. Similarly, in certain circumstances set forth in the merger agreement, if the merger is not consummated or the agreement is terminated, the Company may be obligated to pay LoopNet a termination fee of $51.6 million. The Company is not in a position yet to estimate the financial impact the proposed merger will have on its operations.

20. SUBSEQUENT EVENTS

As previously disclosed on January 3, 2012, the Company and LoopNet voluntarily agreed to further extend the waiting period imposed by the HSR Act on a 45-day rolling basis to allow them to engage in discussions with the FTC to determine whether there is a possible basis for, and to discuss the possible terms of, a mutually acceptable consent order that would allow the merger to close. On January 31, 2012, the Company and LoopNet mutually agreed to extend the date after which either party may individually elect to terminate the merger agreement from January 31, 2012 to April 30, 2012. As of December 31, 2011, the parties have not yet reached agreement with the FTC on the terms of such a consent order, and there can be no assurance that such agreement will be reached in a timely manner or at all. Completion of the merger remains subject to the expiration or termination of the waiting period under the HSR Act and other customary closing conditions. As of December 31, 2011, discussions are ongoing with the FTC and neither the Company and LoopNet, on the one hand, nor the FTC Staff, on the other hand, has triggered commencement of the 45-day period.

20. SUBSEQUENT EVENTS — (CONTINUED)

On February 16, 2012, the Company entered into a credit agreement (the "Credit Agreement") by and among CoStar, as borrower, CoStar Realty Information, Inc., as co-borrower, the lenders from time to time party thereto and JPMorgan Bank, as administrative agent. The Credit Agreement provides for a $175.0 million term loan facility and a $50.0 million revolving credit facility, each with a term of five years. The obligation of the lenders to make the loans under the Credit Agreement is subject to the simultaneous closing of the merger with LoopNet and the satisfaction of certain other conditions precedent. The Company expects to use the proceeds of the term loan facility on the date on which such conditions are satisfied along with net proceeds from the equity offering in June 2011 to pay a portion of the merger consideration and transaction costs related to the merger. The proceeds of the revolving credit facility may be used, on the closing date, to pay for transaction costs related to the merger and, thereafter, for working capital and other general corporate purposes of CoStar and its subsidiaries.

The revolving credit facility includes a subfacility for swingline loans of up to $5.0 million and up to $10.0 million of the revolving credit facility is available for the issuance of letters of credit. The term loan facility will amortize in quarterly installments in amounts resulting in an annual amortization of 5% during the first year, 10% during the second year, 15% during the third year, 20% during the fourth year and 50% during the fifth year after the closing date. The loans under the Credit Agreement will bear interest, at the Company's option, either (i) during any interest period selected by CoStar, at the London interbank offered rate for deposits in U.S. dollars with a maturity comparable to such interest period, adjusted for statutory reserves ("LIBOR"), plus a spread of 2.00% per annum, or (ii) at the greatest of (x) the prime rate from time to time announced by J.P. Morgan Bank, (y) the federal funds effective rate plus ½ of 1% and (z) LIBOR for a one-month interest period plus 1.00%, plus a spread of 1.00% per annum. If an event of default occurs under the Credit Agreement, the interest rate on overdue amounts will increase by 2.00% per annum. The obligations under the Credit Agreement will be guaranteed by all material subsidiaries of the Company and secured by a lien on substantially all of the assets of the Company and its material subsidiaries, in each case subject to certain exceptions, pursuant to security and guarantee documents to be entered into on the closing date.

The original commitment letter from J.P. Morgan Bank received on April 27, 2011 remains outstanding and available, subject to customary conditions, to fund the LoopNet acquisition and the ongoing working capital needs of the Company and its subsidiaries following the LoopNet transaction until the earlier of funding of the term loan facility into escrow pursuant to the Credit Agreement, if applicable, and the business day after the beginning of the marketing period under the merger agreement. However, the Company does not currently anticipate utilizing that original commitment.

The Credit Agreement requires the Company to maintain a debt service coverage ratio of at least 1.5 to 1.0 and a total leverage ratio not exceeding 3.25 to 1.00 during the first two fiscal quarters after the closing date, 3.00 to 1.00 during the third and fourth full fiscal quarters after the closing date, 2.75 to 1.00 during the period from the fifth to the eighth full fiscal quarter after the closing date and 2.50 to 1.00 thereafter. The Credit Agreement also includes other covenants, including covenants that, subject to certain exceptions, restrict the ability of the Company and its subsidiaries (i) to incur additional indebtedness, (ii) to create, incur, assume or permit to exist any liens, (iii) to enter into mergers, consolidations or similar transactions, (iv) to make investments and acquisitions, (v) to make certain dispositions of assets, (vi) to make dividends, distributions and prepayments of certain indebtedness, and (vii) to enter into certain transactions with affiliates.

In connection with obtaining the facility pursuant to the Credit Agreement, the Company expects to incur approximately $10.6 million in debt issuance costs, which will be capitalized and amortized as interest expense over the term of the Credit Agreement using the effective interest method. The debt issuance costs will be comprised of approximately $9.1 million in underwriting fees and approximately $1.5 million primarily related to legal fees associated with the debt issuance. The Company has incurred approximately $900,000 in debt issuance costs as of December 31, 2011.

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

a) CoStar Realty Information, Inc., a Delaware corporation

b) CoStar Limited, a U.K. company

c) CoStar UK Limited, a U.K. company

d) Grecam S.A.S., a France Societée par Actions Simplifiée

e) Property and Portfolio Research, Inc., a Delaware corporation

f) Property and Portfolio Research Ltd., a U.K. company

g) Resolve Technology, Inc., a Delaware corporation

h) 1331 L Street Holdings, LLC, a Delaware limited liability company

i) CGI Building Finance, LLC, a Delaware limited liability company

j) VirtualPremise, Inc., a Delaware corporation

k) Lonestar Acquisition Sub, Inc., a Delaware corporation

l) CoStar Realty Information Canada Ltd., a British Columbia company

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement Number 333-82599 on Form S-8 pertaining to the Realty Information Group, Inc. 1998 Stock Incentive Plan
(2) Registration Statement Number 333-92165 on Form S-8 pertaining to the CoStar Group, Inc. 1998 Stock Incentive Plan, as amended
(3) Registration Statement Number 333-45770 on Form S-8 pertaining to the CoStar Group, Inc. 1998 Stock Incentive Plan, as amended
(4) Registration Statement Number 333-69548 on Form S-8 pertaining to the CoStar Group, Inc. 1998 Stock Incentive Plan (as amended)
(5) Registration Statement Number 333-135709 on Form S-8 pertaining to the CoStar Group, Inc. Employee Stock Purchase Plan
(6) Registration Statement Number 333-143968 on Form S-8 pertaining to the CoStar Group, Inc. 2007 Stock Incentive Plan, as amended
(7) Registration Statement Number 333-167424 on Form S-8 pertaining to the CoStar Group, Inc. 2007 Stock Incentive Plan, as amended
(8) Registration Statement Number 333-174214 on Form S-4 of CoStar Group, Inc.
(9) Registration Statement Number 333-174407 on Form S-3 of CoStar Group, Inc.

of our reports dated February 23, 2012, with respect to the consolidated financial statements and schedule of CoStar Group, Inc. and the effectiveness of internal control over financial reporting of CoStar Group, Inc. included in this Annual Report (Form 10-K) of CoStar Group, Inc. for the year ended December 31, 2011.

/s/ Ernst & Young LLP

McLean, Virginia
February 23, 2012

EXHIBIT 31.1

CERTIFICATION

I, Andrew C. Florance, certify that:

1. I have reviewed this annual report on Form 10-K of CoStar Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2012

By: /s/ Andrew C. Florance
Andrew C. Florance
Chief Executive Officer
(Principal Executive Officer and
Duly Authorized Officer)

EXHIBIT 31.2

CERTIFICATION

I, Brian J. Radecki, certify that:

1. I have reviewed this annual report on Form 10-K of CoStar Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2012

By: /s/ Brian J. Radecki
Brian J. Radecki
Chief Financial Officer
(Principal Financial and Accounting Officer and Duly Authorized Officer)

EXHIBIT 32.1

CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005

February 23, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Certification Of Principal Executive Officer Pursuant To 18 U.S.C. Sec. 1350**

Dear Ladies and Gentlemen:

In connection with the accompanying Annual Report on Form 10-K of CoStar Group, Inc., for the year ended December 31, 2011, I, Andrew C. Florance, Chief Executive Officer of CoStar Group, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) such Annual Report on Form 10-K of CoStar Group, Inc., for the year ended December 31, 2011, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m or 78o (d)); and

2) the information contained in such Annual Report on Form 10-K of CoStar Group, Inc., for the year ended December 31, 2011, fairly presents, in all material respects, the financial condition and results of operations of CoStar Group, Inc.

By: /s/ Andrew C. Florance
Andrew C. Florance
Chief Executive Officer
(Principal Executive Officer and
Duly Authorized Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to CoStar Group, Inc. and will be retained by CoStar Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with Item 601 of Regulation S-K, this certification is being "furnished" as Exhibit 32.1 to CoStar Group, Inc.'s annual report and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT 32.2

CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005

February 23, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Certification Of Principal Financial Officer Pursuant To 18 U.S.C. Sec. 1350**

Dear Ladies and Gentlemen:

In connection with the accompanying Annual Report on Form 10-K of CoStar Group, Inc., for the year ended December 31, 2011, I, Brian J. Radecki, Chief Financial Officer of CoStar Group, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) such Annual Report on Form 10-K of CoStar Group, Inc., for the year ended December 31, 2011, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)); and

2) the information contained in such Annual Report on Form 10-K of CoStar Group, Inc., for the year ended December 31, 2011, fairly presents, in all material respects, the financial condition and results of operations of CoStar Group, Inc.

By: /s/ Brian J. Radecki
Brian J. Radecki
Chief Financial Officer
(Principal Financial and Accounting
Officer and Duly Authorized Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to CoStar Group, Inc. and will be retained by CoStar Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with Item 601 of Regulation S-K, this certification is being "furnished" as Exhibit 32.2 to CoStar Group, Inc.'s annual report and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.


Michael R. Klein


Andrew C. Florance*


David Bonderman


Michael J. Glosserman


Warren H. Haber


Christopher J. Nassetta


David J. Steinberg


Brian J. Radecki*


John L. Stanfill*


Jennifer L. Kitchen*


Paul Marples*


Jonathan M. Coleman

Board of Directors

Michael R. Klein
Chairman of the Board, CoStar Group, Inc. & Chairman of the Board The Sunlight Foundation

Andrew C. Florance*
President & Chief Executive Officer, CoStar Group, Inc.

David Bonderman
Founding Partner, TPG Capital, L.P.

Michael J. Glosserman
Managing Member, The JBG Companies

Warren H. Haber
Chairman of the Board & Chief Executive Officer, Founders Equity, Inc.

Christopher J. Nassetta
President & Chief Executive Officer, Hilton Worldwide

David J. Steinberg
Chief Executive Officer, SnappCloud, Inc.

Executive Officers

Brian J. Radecki*
Chief Financial Officer

John L. Stanfill*
Senior Vice President, Sales & Customer Service

Jennifer L. Kitchen*
Senior Vice President, Research

Paul Marples*
Managing Director, CoStar U.K. Limited

Jonathan M. Coleman
General Counsel & Secretary

*Denotes CoStar Executive and Section 16 Officer

This report contains "forward-looking statements," including, without limitation, statements regarding CoStar's expectations, beliefs, intentions or strategies regarding the future. These statements are subject to many risks and uncertainties that could cause actual results to differ materially from these statements. Please review the section entitled "Risk Factors" in CoStar's Form 10-K for the year ended December 31, 2011, for potential factors that could cause actual results to differ materially from these forward-looking statements. All forward-looking statements are based on information available to CoStar on the date of this report, and we assume no obligation to update such statements whether as a result of new information, future events or otherwise.

CoStar Group

1331 L Street, NW
Washington, DC 20005
1-800-811-4798

costar.com

About CoStar

CoStar Group (Nasdaq: CSGP) is commercial real estate's leading provider of information and analytic services. Founded in 1987, CoStar conducts expansive, ongoing research to produce and maintain the largest most comprehensive database of commercial real estate information. Our suite of online services enables clients to analyze, interpret and gain unmatched insight on commercial property values, market conditions and current availabilities. Headquartered in Washington, DC, CoStar maintains offices throughout the U.S. and in Europe with a staff of approximately 1,500 worldwide, including the industry's largest professional research organization. For more information, visit www.costar.com.

Shareholder Information

Stock Listing
Symbol: CSGP
NASDAQ Listed

Independent Auditors
Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Transfer Agent and Registrar
American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

Investor Relations



Richard Simonelli
Director, Investor Relations
202-346-6394
rsimonelli@costar.com